ORLEN

GK/AK/17 /2005

05006086

SEC file: 82-5036

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Płock, 3 January 2005

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 23 2005
WASH., D.C.
185

To whom it may concern,

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed PKN ORLEN's current reports from No 80/2004 to 91/2004 plus 3Q2004 figures under PAS (unconsolidated and consolidated) and IFRS.

Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 56 33 or mobile: +48 605 739 304.

Yours sincerely,

Aneta Kiełbasa
Investor Relations Department

PROCESSED
MAR 01 2005
THOMSON FINANCIAL

3/1

Polski Koncern Naftowy ORLEN Spółka Akcyjna
09-411 Płock, ul. Chemików 7, tel: (+48 24) 365 00 00, fax: (+48 24) 365 28 41, www.orlen.pl

Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Resolutions passed by EGMs
Released	15:42 30-Dec-04
Number	9167G

Regulatory announcement no 91/2004 dated 30 December 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces the resolutions passed by the Extraordinary General Meeting of Shareholders of PKN ORLEN on 30 December 2004.

RESOLUTION No 1
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 December 2004

regarding appointment of the Chairman of the Extraordinary General Meeting of Shareholders

§ 1

Acting under Article 409, § 1 sentence 1 of the Code of Commercial Companies and with respect to § 5 of the regulations of the General Meeting of Shareholders of PKN ORLEN, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby elects Mr Jozef Palinka to the position of the Chairman of the Extraordinary General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 2
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 December 2004

regarding removing point 7 from the Agenda of the Extraordinary General

Meeting of Shareholders

§ 1

The Extraordinary General Meeting of Shareholders of PKN ORLEN hereby decides to remove from the Agenda of the Extraordinary General Meeting of Shareholders of PKN ORLEN point 7 as follows: "Passing of resolutions concerning changes in the Supervisory Board of PKN ORLEN".

§ 2

The resolution takes immediate effect.

RESOLUTION No 3
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 December 2004

regarding the Agenda of the Extraordinary General Meeting of Shareholders

§ 1

The Extraordinary General Meeting of Shareholders of PKN ORLEN hereby approves the following Agenda of the Meeting:

1. Opening;
2. Election of the Chairman of the Meeting;
3. Affirmation of the legality of the Meeting and its ability to pass resolutions;
4. Approval of the Agenda;
5. Election of the Vote Counting Commission;
6. Passing of a resolution concerning the preparation of PKN ORLEN's financial statement, according to International Financial Reporting Standards starting on 1 January 2005;
7. Closure of the General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.

RESOLUTION No 4
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 December 2004

regarding election of the Vote Counting Commission

Acting under § 8 of the Constitution of the Extraordinary General Meeting of Shareholders of PKN ORLEN SA, the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. hereby appoints the following members to the Vote Counting Commission:

- Aneta Berdys
- Marcin Kaminski
- Marcin Kolecki

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 5
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 December 2004

regarding preparation of the financial statement

§ 1

The Extraordinary General Meeting of Shareholders of PKN ORLEN has decided that PKN ORLEN will start preparing its unconsolidated financial statement according to International Financial Reporting Standards on 1 January 2005.

§ 2

The resolution takes immediate effect.

END

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Loan Agreement
Released	07:00 29-Dec-04
Number	8619G

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 23 December 2004 PKN ORLEN and ORLEN Deutschland AG signed a short term loan agreement at the amount of EUR 60m for the period from 27 December 2004 till 28 February 2005 to secure the tax liabilities of ORLEN Deutschland AG. The tax liabilities come out of ORLEN Deutschland's fuel trading operations.

PKN ORLEN holds 100% stake in ORLEN Deutschland AG.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Unipetrol - condition
Released	18:14 16-Dec-04
Number	5317G

Regulatory announcement no 88/2004 dated 16 December 2004

Unipetrol a.s. share purchase agreement condition fulfilled

Polski Koncern Naftowy ORLEN S.A. (the "**Company**"), Central Europe's largest downstream oil company, announces that on December 16, 2004 it received notification from the National Property Fund of the Czech Republic ("**FNM**") that the European Commission had confirmed that its acquisition of 114,224,038 bearer shares in Unipetrol contains no public aid elements. This fulfills one of the conditions regarding PKN ORLEN's conditional agreement to purchase the shares in Unipetroll a.s. ("**Unipetrol**").

The abovementioned decision of the European Commission was issued on December 1, 2004 and received by FNM on December 7, 2004.

(See also regulatory announcement No. 41/2004 of June 4, 2004)

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Draft resolutions_EGMs
Released	08:42 08-Dec-04
Number	1491G

Regulatory announcement no 87/2004 dated 8 December 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces draft resolutions to be passed by the Extraordinary General Meeting of Shareholders of PKN ORLEN as of 30 December 2004.

RESOLUTION No
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 December 2004

regarding appointment of the Chairman of the Extraordinary General Meeting of Shareholders

§ 1

Acting under Article 409, § 1 sentence 1 of the Code of Commercial Companies and with respect to § 5 of the regulations of the General Meeting of Shareholders of PKN ORLEN, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby elects .... to the position of the Chairman of the Extraordinary General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 December 2004

regarding the Agenda of the Extraordinary General Meeting of Shareholders

§ 1

The Extraordinary General Meeting of Shareholders of PKN ORLEN hereby approves the following Agenda of the Meeting:

1. Opening;
2. Election of the Chairman of the Meeting;
3. Affirmation of the legality of the Meeting and its ability to pass resolutions;
4. Approval of the Agenda;
5. Election of the Vote Counting Commission;
6. Passing of a resolution concerning the preparing of PKN ORLEN's financial statement according to International Financial Reporting Standards starting on 1 January 2005;
7. Passing of resolutions concerning changes in the Supervisory Board of PKN ORLEN;
8. Closure of the General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.

RESOLUTION No
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 December 2004

regarding appointment to the Vote Counting Commission

§ 1

Acting under § 8 of the Regulations of the General Meeting of Shareholders of PKN ORLEN, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby decides to appoint .... to the Vote Counting Commission.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 December 2004

regarding preparing of the financial statement

§ 1

The Extraordinary General Meeting of Shareholders of PKN ORLEN has decided that PKN ORLEN will start preparing its unconsolidated financial statement according to International Financial Reporting Standards on 1 January 2005.

§ 2

The resolution takes immediate effect.

RESOLUTION No
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 December 2004

regarding the removal of member of the Supervisory Board of PKN ORLEN

§ 1

Under § 8, item 2, point 2 of the Company's Articles of Association the Extraordinary General Meeting of Shareholders of PKN ORLEN decides to remove .... from the Supervisory Board of PKN ORLEN.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 December 2004

regarding the establishment of the number of members of the Supervisory Board of PKN ORLEN

§ 1

Under § 14, item 1 of the Regulations of the General Meeting of Shareholders of PKN ORLEN, the Extraordinary General Meeting of Shareholders of PKN ORLEN establishes .....-member composition of the Supervisory Board of PKN ORLEN, including 2 members fulfilling requirements settled in § 8, item 5 of the Company's Articles of Association.

§ 2

The resolution takes immediate effect.

RESOLUTION No
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 December 2004

regarding appointment to the Supervisory Board of PKN ORLEN

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association and according to § 14 item 2 of the Regulations of the General Meeting of Shareholders of PKN ORLEN, the Extraordinary General Meeting of Shareholders of PKN ORLEN decides to appoint .... to the Supervisory Board of PKN ORLEN. Mr/ Mrs .... fulfils criteria described in § 8 item 5 of the Company's Articles of Association and he/ she made the appropriate statement.

§ 2

The resolution takes immediate effect.

RESOLUTION No
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 30 December 2004

regarding appointment to the Supervisory Board of PKN ORLEN

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association and according to § 14 item 2 of the Regulations of the General Meeting of Shareholders of PKN ORLEN, the Extraordinary General Meeting of Shareholders of PKN ORLEN decides to appoint .... to the Supervisory Board of PKNORLEN.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

END

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Information
Released	15:44 01-Dec-04
Number	8919F

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement 86/2004 dated 1 December 2004

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company hereby informs that it will publish current and periodical information in the form, method and kind as directed by the law on the new Electronic Transfer Information System, starting on 1 December 2004.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	EGMs Agenda_30.12.2004
Released	15:41 24-Nov-04
Number	6097F

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement 85/2004 dated 24 November 2004

Agenda for the Extraordinary General Meeting of Shareholders of PKN ORLEN

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, pursuant to art. 399 § 1 and with respect to art. 398 of the Code of Commercial Companies and under § 7 item 4 of the Company's Articles of Association hereby publishes the Agenda of the Extraordinary General Meeting of Shareholders of PKN ORLEN to be held on 30 December 2004. The Meeting shall commence at 11.00 CET in Plock (Poland) at the following address:

Centrum Edukacji Grupa ORLEN
Hall B
25 Kobylinskiego Street

Agenda of the Extraordinary General Meeting of Shareholders of PKN ORLEN:

1. Opening;
2. Election of the Chairman of the Meeting;
3. Affirmation of the legality of the Meeting and its ability to pass resolutions;
4. Approval of the Agenda;
5. Election of the Vote Counting Commission;
6. Passing of a resolution concerning the production of PKN ORLEN's unconsolidated financial statement according to International Financial Reporting Standards starting on 1 January 2005;
7. Passing of resolutions concerning changes in the Supervisory Board of PKN ORLEN;
8. Closure of the General Meeting of Shareholders.

According to the art. 406 § 3 of the Code of Commercial Companies and with respect to art. 11 item 1 of the Law on the Public Trading of Securities participation in the Extraordinary General Meeting of Shareholders is permitted for those holding certificates, issued by a brokerage house or a bank managing a securities account, stating the number of shares owned and confirming that the shares will have been deposited in the account by the end of the Meeting.
Participation in the Meeting is permitted on condition that the certificates mentioned above will be submitted by 22 December 2004 inclusive at the Legal Office - room 203, Company Headquarters in Plock, Chemikow St. 7, between 7.30 a.m. and 4 p.m.

A week before the Meeting, copies of the materials concerning cases and matters listed in the agenda and materials concerning the Meeting, to the extent required by Law, will be made available to Shareholders between 8 a.m. and 3 p.m in the reception of the Company's Headquarters at 7 Chemikow St. Plock.
The list of shareholders entitled to participate in the Meeting will be made available in the Company's Headquarters for three days before the Meeting.
Registration of shareholders and distribution of voting cards will begin at 10.00 a.m. in front of the meeting hall.

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	LIFO_Q3 2004
Released	07:00 15-Nov-04
Number	2120F

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement 84/2004 dated 15 November 2004

Impact of LIFO valuation of inventories

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, would like to outline the **impact of LIFO valuation of inventories on the unconsolidated financial results of PKN ORLEN and the consolidated financial results of the PKN ORLEN Capital Group for Q3 2004 and post Q3 2004.**

Estimates of gross income and net income (after deferred taxation), assuming LIFO valuation of inventories, of PKN ORLEN under Polish Accounting Standards (PAS) and of PKN ORLEN Capital Group under PAS and under International Financial Reporting Standards (IFRS) are as follows (PLN m):

	Q3 2004	**After Q3 2004**	**Q3 2003**	**After Q3 2003**
PKN ORLEN's unconsolidated gross profit under PAS	829	1,711	149	960
PKN ORLEN's unconsolidated net profit under PAS	668	1,379	127	709
Consolidated gross profit under PAS	962	1,913	240	1,045
Consolidated net profit under PAS	776	1,554	207	786
Consolidated gross profit under IFRS	931	1,871	254	1,036
Consolidated net profit under IFRS	732	1,476	203	742

PKN ORLEN and the PKN ORLEN Capital Group apply a method of inventory evaluation according to the weighted average of the manufacturing cost or purchase price. Such a valuation method causes a delay in transferring the effects of oil price increases or decreases to the prices of the final products. In the light of the above a market trend of increasing crude oil prices influences positively, and a

trend of downward crude oil prices negatively, the results achieved by PKN ORLEN and the PKN ORLEN Capital Group. The application of the LIFO method to inventory evaluation causes the current production to be evaluated on the basis of the current price of purchased crude oil. In the light of the above a market trend of increasing crude oil prices influences negatively, and a market trend of downward crude oil prices positively, the achieved results compared to the results when the weighted average method is applied. These trends appear mostly when crude oil prices show significant moves. Crude oil prices during Q3 2004 and the whole of 2004 were increasing more strongly and faster than in the corresponding period in 2003, so the correction due to the LIFO valuation is clearly higher.

The assumptions used for the above LIFO estimates are the same as used for previously published LIFO estimates. These assumptions were published in the current report no 29/2002, dated 21st May 2001.

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	3rd Quarter Results_IFRS_1
Released	07:00 15-Nov-04
Number	2118F

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement 83/2004 dated 15 November 2004

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company hereby announces condensed consolidated accordance with International Financial Reporting Standards (IFRS) and additionally data under segments with commentary.

INDEPENDENT AUDITOR'S REVIEW REPORT

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the accompanying condensed consolidated financial statements of Polski Koncern Naftowy ORLEN S.A. (the "Company") for the 9 and 3 month 1 consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these condensed consolidated financial st

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform tl the condensed financial statements are free of material misstatement. A review is limited primarily to inquiries of the Company personnel and analytical procedures applie than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the accompanying condensed consolidated financial statements.

1. In 2003, the International Accounting Standards Board has issued International Financial Reporting Standard no 1 ("IFRS 1") "First-time Adoption of Int effective for financial statements for periods beginning on or after 1 January 2004. In accordance with the pronouncements of IFRS 1 the Company is consider Reporting Standards ("IFRS"). IFRS 1 requires, among other things, that an entity recognises in its financial statements all assets and liabilities whose recognitio entity may elect to measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at

   Perpetual usufruct rights granted to the Company in the past based on administrative decisions meet the definition of an asset. Accordingly these perpetual us financial statements. As discussed in Note 2 to the accompanying condensed consolidated financial statements, no fair value estimation of the above assets w cost. As a result, we are not able to assess the potential effect of the aforementioned issue on the condensed consolidated financial statements.

2. International Accounting Standard No. 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) requires that the carrying amounts of assets and li

be expressed in the measuring unit current at the end of the hyperinflationary period and constitute the basis for the carrying amounts in the subsequent financial st; until the end of 1996 and ceased to be hyperinflationary in 1997. The Company last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflatio the Central Statistical Office for individual groups of assets. This revaluation was not performed in accordance with the provisions of IAS 29 since the Con subsequently revalue its fixed assets as of 31 December 1996. As a result, the cumulative balances of property, plant and equipment, which existed prior to measuring unit current at the end of 1996. The Company also did not apply International Accounting Standard No 16 "Property, Plant and Equipment" requiring their fair value as at the date of revaluation. The Company has not determined fair value as a deemed cost in relation to the fixed assets discussed above, which w

3. During the third quarter 2004 there were changes in the composition of the Company's Management Board, which is responsible for operations and accou representation letter for the purposes of the review of the condensed consolidated financial statements for the 9 and 3 month periods ended 30 September 2004 si Board acting as of the date of this report. In addition, we have received a representation letter of some former Management Board members, except for the two fc were such members till 29 July 2004 and 18 October 2004, respectively ("two former Company's Management Board members").

Since we have not received a representation letter for the purposes of the review of the condensed consolidated financial statements of the Group for the 9 and : the two former Company's Management Board members, regarding the period of the above mentioned condensed consolidated financial statements until the dat conclude, whether all material contractual obligations, contingent liabilities and transactions with related parties entered into by the Group entities until 30 Se were properly included in the accompanying condensed consolidated financial statements. In case of not disclosed material contractual obligations, contingent period ended 30 September 2004 and not disclosed material post balance sheet events, their impact on the accompanying condensed consolidated financial staten

Except for the matters referred to in paragraphs 1, 2 and 3, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated fin the financial data contained in them to be presented fairly, in all material respects, in accordance with International Financial Reporting Standards issued by Inte

We have also reported separately on the condensed consolidated financial statements of the Company for 9 month period ended 30 September 2004 prepared in accordan qualification resulting from the matter described in the point 3 above. The significant differences between PAS and International Financial Reporting Standards as far a summarized in Note 3.10 of the accompanying condensed consolidated financial statements.

.

Warsaw, Poland
12 November 2004

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR 9 AND 3 MONTHS PERIODS ENDED
30 SEPTEMBER 2004 AND 30 SEPTEMBER 2003
PREPARED IN ACCORDANCE WITH

INTERNATIONAL FINANCIAL REPORTING STANDARDS

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
As at 30 September 2004 and 31 December 2003

	30 September 2004 (unaudited)	31 December 2003
	(in PLN million)	
ASSETS		
Non-current assets		
Property, plant and equipment	9,647	9,807
Negative goodwill	(246)	(273)
Intangible assets	112	121
Financial assets	546	534
Investments accounted for using equity method	527	493
Deferred tax assets	22	15
Other non-current assets	9	18
Total non-current assets	**10,617**	**10,715**
Current assets		
Inventories	3,496	3,058
Trade and other receivables	3,359	2,513
Income tax receivables	1	65
Short-term investments	476	67
Deferred costs	122	80
Cash and cash equivalents	1,026	562
Other financial assets	102	89
Total current assets	**8,582**	**6,434**
Total assets	**19,199**	**17,149**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Common stock	534	534
Capital reserve	1,359	1,359
Hedge accounting-cash flow hedges	20	-
Revaluation reserve	856	856
Foreign exchange difference on subsidiaries	23	62
Retained earnings	8,253	6,699
Total shareholders' equity	**11,045**	**9,510**
Minority interests	**453**	**427**

Non-current liabilities		
Interest bearing borrowings	1.893	1.83[illegible]
Provisions	709	61[illegible]
Deferred tax liabilities	264	29[illegible]
Total non-current liabilities	**2,866**	**2,74[illegible]**
Current liabilities		
Trade and other payables and accrued expenses	4,362	3,231
Income tax liabilities	75	-
Interest bearing borrowings	346	1,19[illegible]
Deferred income	36	14
Other liabilities	16	2[illegible]
Total current liabilities	**4,835**	**4,46[illegible]**
Total liabilities and shareholders' equity	**19,199**	**17,14[illegible]**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED INCOME STATEMENTS
For the 9 and 3 month periods ended 30 September 2004 and 30 September 2003

	For 9 months ended 30 September 2004 (unaudited)	For 3 months ended 30 September 2004 (unaudited)	For 9 months ended 30 September 2003 (unaudited)	For 3 m[illegible] ende[illegible] 30 Septe[illegible] 200[illegible] (unaud[illegible]
	(in PLN million)			
Revenue	**22,222**	**8,469**	**17,504**	
Cost of sales	(17,729)	(6,734)	(14,211)	([illegible]
Gross profit	**4,493**	**1,735**	**3,293**	
Other operating income	209	85	310	
Distribution costs	(1,595)	(528)	(1.595)	
Administrative expenses	(621)	(202)	(691)	
Other operating expenses	(307)	(75)	(202)	
Profit from operations	**2,179**	**1,015**	**1,115**	

Financial income	270	90	236
Financial expenses	(209)	(69)	(322)
Income from investments accounted for using equity method	71	25	42
Profit before income tax and minority interests	**2,311**	**1,061**	**1,071**
Corporate income tax	(436)	(205)	(276)
Profit after tax	**1,875**	**856**	**795**
Minority interests	(43)	(19)	(27)
Net profit	**1,832**	**837**	**768**
Basic earnings per share for the period (in zloty per share)	**4,28**	**1.96**	**1.83**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
For the 9 month periods ended 30 September 2004 and 30 September 2003

	For 9 months ended 30 September 2004 (unaudited)	For 9 months ended 30 September 2003 (unaudited)
	(PLN million)	
Cash flows from operating activities		
Net profit for the period	**1,832**	**768**
Adjustments for:		
Minority interests	43	27
Net income from investments accounted for under equity method	(71)	(42)
Depreciation and amortisation	907	890
Interest and dividend charges, net	(41)	29
Income tax on current period profit	436	276
Loss / (Profit) on investing activities	34	(2)
(Increase) in receivables	(872)	(228)
(Increase) in inventories	(449)	(113)
Increase in accrued expenses and payables	1,235	126
Increase/(decrease) in provisions	100	(30)
Other adjustments	(26)	(15)
Net income tax paid	(335)	(245)
Net cash flows from operating activities	**2,793**	**1,441**
Cash flows from investing activities		
Acquisition of property, plant and equipment and intangible assets	(1,057)	(929)
Proceeds from sales of property, plant and equipment	51	23
Proceeds from sales of available for sale investments	40	6
Acquisition of investments available for sale and entities accounted for under equity method	(44)	(40)
Acquisition of business in Germany, net of cash acquired	-	(292)
Acquisition of short-term securities	(504)	(42)

Proceeds from sales of short-term securities	90	24
Dividends and interest received	88	71
Other	3	28
Net cash flows used in investing activities	**(1,333)**	**(1,151)**
Cash flows from financing activities		
Proceeds from long-term and short-term loans and other borrowings	784	3,576
Repayment of long-term and short-term loans and other borrowings	(1,448)	(3,228)
Interest paid	(46)	(102)
Dividends paid	(278)	(59)
Other	(8)	(6)
Net cash flows gained / (used) in financing activities	**(996)**	**181**
Net increase/(decrease) in cash and cash equivalents	**464**	**471**
Cash and cash equivalents at the beginning of the period	**562**	**178**
Cash and cash equivalents at the end of the period	**1,026**	**649**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the 9 month periods ended 30 September 2004 and 30 September 2003
(PLN million)

	Common stock	Capital reserve	Hedge accounting-cash flow hedges	Revaluation reserve	Foreign currency translation	Retained earnings
1 January 2003	**525**	**1,174**	-	**859**	-	**5,771**
	------	------	------	------	------	------
Foreign exchange gain on consolidation	-	-	-	-	54	-
Dividend	-	-	-	-	-	(59)
Net Profit	-	-	-	-	-	768
Non-current assets impairment	-	-	-	(8)	-	-
Hedge accounting-cash flow hedges	-	-	(2)	-	-	-
	------	------	------	------	------	------
30 September 2003 (unaudited)	**525**	**1,174**	**(2)**	**851**	**54**	**6,480**
	------	------	------	------	------	------

	Common stock	Capital reserve	Hedge accounting-cash flow hedges	Revaluation reserve	Foreign currency translation	Retained earnings
1 January 2004	**534**	**1,359**	-	**856**	**62**	**6,699**
	------	------	------	------	------	------
Foreign exchange (loss) on consolidation	-	-	-	-	(39)	-
Dividend	-	-	-	-	-	(278)
Net Profit	-	-	-	-	-	1,832
Non-current assets impairment	-	-	-	-	-	-
Hedge accounting-cash flow hedges	-	-	20	-	-	-

	------	------	------	------	------	------
30 September 2004 (unaudited)	**534**	**1,359**	**20**	**856**	**23**	**8,253**
	------	------	------	------	------	------

1. Principal activities

The dominant company of the Capital Group of Polski Koncern Naftowy ORLEN (further referred to as "the Group") is Polski Koncern Naftowy ORLEN S.A. (furt
located in Plock, Poland, 7 Chemikow Street.

The Company was established in 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. On 20 May 1999 the Company changed its n
April 2000 the Company changed its name to Polski Koncern Naftowy ORLEN S.A.

The Company is engaged in the processing of crude oil into a broad range of petroleum products and petrochemicals and in the transportation and wholesale and retail c
the Group operate primarily in related downstream activities including manufacturing and distribution of petroleum and chemical products.

2. Basis of presentation

The Group applied for these condensed consolidated financial statements International Financial Reporting Standards ("IFRS") effective for respective accounting pe
International Accounting Standard No 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) and revaluation of fixed assets under Internatio
and Equipment" (IAS 16) and recognition of perpetual usufruct of land under International Financial Reporting Standard No 1 ("IFRS 1") "First-time Adoption of Intern
below.

In 2003 the International Accounting Standards Board has issued IFRS 1, which is effective for the preparation of financial statements for periods beginning o
pronouncements of IFRS 1 the Company is considered as the first time adopter of IFRS. Particularly, IFRS 1 requires from an entity to recognize in its financial stat
required by IFRSs. In accordance with IFRS 1 an entity may measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and u
Group did not determine fair value as a deemed cost in relation to the fixed assets discussed above, which would result from the requirements of IFRS 1.

Perpetual usufruct rights granted to the Group Companies in the past based on administrative decisions meet the definition of an asset. Accordingly, these perpetual
financial statements based on fair value. The Group did not perform a fair value estimation of the above discussed perpetual usufructs as it was not practically possible.

The measurement and the reporting currency of these consolidated condensed financial statements is Polish Zloty ("PLN").

The presented condensed consolidated financial statements reflect all the necessary adjustments, except for adjustments required by IAS 29 and IAS 16, and perpetual us
reflect fairly the Company's condensed consolidated results of operations, cash flows for the 9 month periods ended 30 September 2004 and 30 September 2003 and cor
and 31 December 2003. The presented financial results can not be the source of indications for the forecasts concerning the whole reporting year.

The condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consc
flows for each period presented.

In 2004 the Group has changed the estimate of the closing rate used for reporting of foreign currency monetary items. Until 31 December 2003 foreign currency monetar
buy rate and NBP average while foreign currency monetary liabilities were reported at higher of commercial bank's sell rate and NBP average. Since 1 January 2004 the c
and liabilities is approximated by the average National Bank of Poland exchange rate at the end of an accounting period. The effect of estimate change amounted to P
result.
The condensed consolidated financial statements were prepared under assumption that the Group's companies are going to continue their activities in the foreseeable fi
statements, there are no circumstances, indicating any threat of Group's entities' continuation of their activities.

3. Selected explanatory notes

3.1. Accounting policies

Accounting policies and methods of computation applied by the Company are included in the yearly financial statements issued, with the exception of the effects of IFRS

Starting from 2005 the Company is to apply the requirements of IFRS 3 – "Business Combinations". In accordance with IFRS 3 goodwill will no longer be amor accordance with IAS 36, while negative goodwill will be recognized in the income statement.
All business combinations taking place after 31 March 2004 are accounted for in accordance with IFRS 3 "Business Combinations". The requirements of revised IAS : 2004.
In accordance with IAS 38, an acquirer of an entity recognises at the acquisition date separately from goodwill an intangible asset of the acquiree if the asset's fair value c

3.2. Dividends

In 3Q 2004 there were dividends paid out by the Company from 2003 net profit, amounting to PLN 278m, i.e. 0.65 PLN per share.

3.3. Interest bearing borrowings

	30 September 2004 (unaudited)	31 December 2003
Bank loans	2,210	2,918
Other loans and credits	29	36
Short-terms bonds	-	77
Total, including:	2,239	3,031
Short-term portion	346	1,195
Long-term portion	1,893	1,836

The total interest bearing borrowings incurred by the Group decreased by net PLN 792m within 9 month period ended 30 September 2004.
The change of debt is result of:

- proceeds from new loans in PLN:
  - 191m in PeKaO S.A.
  - 81m in PKO BP S.A.
  - 48m in BH w Warszawie S.A.
  - 31m in BPH PBK S.A.
  - 7m in Bank Millenium S.A.

- proceeds from loan within Syndicated Agreement on dual currency
  - partial proceeds from loan of EUR 57m within Syndicated Agreement on dual currency*
- issued short-term bonds PLN 156m
- repayment of loans in PLN:
  - 365m in PKO BP S.A.
  - 231 m in BH w Warszawie S.A.
  - 114 m In Pekao S.A.
  - 53m in Bank Millenium S.A.
  - 16m in ING Bank Slaski S.A:
- repayment of foreign currency loans
  - EUR 55m in BPH PBK S.A.
  - EUR 25m in PeKaO S.A
  - EUR 2m in Hamburg Landesbank
- redemption of short-term bonds PLN 234m

* The Syndicated Agreement on dual currency loan in the amount of EUR 500m was signed on 29 July 2003. The loan will be repaid in 2008. The loan can be utilized in EUR as well as in USD.

3.4. Operating costs (by type)

	9 months ended 30 September 2004 (unaudited)	3 months ended 30 September 2004 (unaudited)	9 months ended 30 September 2003 (unaudited)	3 months ended 30 September 2003 (unaudited)
Raw materials and energy	9,078	3,541	8,122	2,774
Cost of goods for resale*	7,681*	2,771	5,105*	2,222
External services	1,293	440	1,263	456
Payroll and benefits (staff costs)	794	243	796	254
Depreciation and amortisation	931	305	910	301
Taxes and charges	212	66	202	58
Other	486	120	385	92
	20,475	7,486	16,783	6,157
Adjustments:				
Change in inventories, deferred and accrued costs	(140)	105	(17)	186
Cost of products and services for own use	(83)	(52)	(67)	(11)
Operating costs	20,252	7,539	16,699	6,332

* Activity acquired in Germany has been consolidated from 1 March 2003 when it was acquired.

3.5. Segment data

	Refining and Marketing Segment				Chemical Segment				Other operations				
	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period
	ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		end 30 Sept 200
Revenues													
External sales	18,833	7,244	14,784	5,732	2,872	1,050	2,350	744	478	157	370	133	-
Inter-segment sales	3,091	1,180	2,362	683	1,074	406	1,031	341	573	175	839	273	(4,738)
Value of hedge transactions settlements			-	-	39	18	-	-			-	-	
Total revenue	**21,924**	**8,424**	**17,146**	**6,415**	**3,985**	**1,474**	**3,381**	**1,085**	**1,051**	**332**	**1,209**	**406**	**(4,738)**
Total costs	**(19,928**	**(7,552)**	**(16,078**	**(6,062)**	**(3,457)**	**(1,264)**	**(3,175)**	**(1,039)**	**(960)**	**(317)**	**(1,154)**	**(376)**	**4,738**
Other operating income	89	10	102	41	51	20	158	13	41	29	32	15	
Other operating cost	(219)	(31)	(120)	(19)	(24)	(14)	(18)	(5)	(60)	(31)	(42)	(14)	
Result													
Segment result	1,866	851	1,050	375	555	216	346	54	72	13	45	31	-
Unallocated corporate income													
Unallocated corporate expenses													
Profit from operations													
Financial income													
Financial expenses													
Share in profit (losses) of subordinated entities accounted for using equity method	-	-	-	-	52	21	35	17	19	4	7	4	
Profit before Income tax													
Income taxes													
Minority interests													
Net profit													

	Refining and Marketing Segment				Chemical Segment				Other operations		
	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period
	ended		ended		ended		ended		ended		end

	30 September 2004		30 September 2003		30 September 2004		30 September 2003		30 September 2004		30 Sept[illegible] 200[illegible]
Property, plant, equipment and intangible assets expenditure	479	224	550	208	406	133	358	225	48	19	89
Property, plant, equipment and intangible assets expenditure unallocated to segments											
Total property, plant, equipment and intangible assets expenditure											
Segment depreciation	626	206	606	202	170	56	150	48	110	36	127
Unallocated assets depreciation											
Total depreciation											
Non-cash expenses other than depreciation	**128**	**54**	**81**	**8**	**13**	**6**	**12**	**3**	**46**	**32**	**34**

Geographical segments

As the result of long term investments in Germany, beginning from 1 March 2003 the Group operates in Poland and Germany. The following table shows the distribution market segmental reporting for business segments for 9 and 3 month periods ended 30 September 2004 and 30 September 2003.

	Refining and Marketing Segment				Chemicals Segment				Ot	f
	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period	f m p
	ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		ended 30 Septeml 2004	
Export Sales	841	355	540	237	675	257	599	187	17	
Domestic sales:	**17,992**	**6,889**	**14,244**	**5,495**	**2,236**	**811**	**1,751**	**557**	**461**	
- sales in Poland	11,578	4,648	9,892	3,583	2,197	793	1,751	557	461	
- sales in Germany	6,414	2,241	4,352	1,912	-	-	-	-	-	
- value of hedge transactions settlements					39	18	-	-		
Total external revenue	**18,833**	**7,244**	**14,784**	**5,732**	**2,911**	**1,068**	**2,350**	**744**	**478**	

3.6. Basic and diluted earnings per share

	for the 9 month period ended 30 September 2004 (unaudited)	for the 9 month period ended 30 September 2003 (unaudited)
Weighted average common stock outstanding	427,709,061	420,177,137
Net profit for the period per share (PLN)	4,28	1.83

There is no difference between the basic and diluted earnings per share.

3.7. Changes in contingent liabilities and risks after 31 December 2003

1. As of the date of publication of these financial statements Rafineria Trzebinia, the Company's subsidiary, possessed no overdue budget liabilities related to the excis

The remaining VAT liabilities were cancelled by the decision of the Head of Tax Office of Malopolska region dated 30 April 2004. Liabilities related to the excise ta Office I were cancelled on 19 April 2004. The restructuring process of remaining tax liabilities of Rafineria Trzebinia for years 1999-2001 was completed by the deci

March 2004.
Rafineria Trzebinia S.A. obtained suitable expertises confirming proper classification of manufactured excise products.

2. In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o ("Tankpol") transferred to PKN ORLEN by cession of 40% of shares held in OR for receivables from Tankpol. Final settlement of this transaction should be made after valuation of shares in PetroTank. On 30 October 2003 a legal case was filed or return of the ceded shares. On 26 January 2004 Tankpol modified its claim for repayment of PLN 36m or return of the ceded shares. Together with the clai amounting to PLN 232m. On 22 January 2004 Tankpol approached the Company with a compromise offer, stating, that the claim will be revoked if PKN ORLEN p hearing the Court suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise. On 7 September 2004 during nex legal proceeding for the period of next three months and obtained the Court's approval. The above claim was not provided as in the Company's Management view, the final outcome of the above claim should not have a material impact on the presented financial results or on settlement balance.

3. Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to pe verifying the above information, including an analysis of the specified procurement transactions. The reports on these procedures have been presented to the Superv Management Board filed notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

- disclosure of confidential information, included in auditors' reports,
- violation of the Company's purchase procedures

The final outcome of the above notifications is not known as at the date of the preparation of these financial statements. However, in the Management Board's op above mentioned matters may materially impact the true and fair presentation of the accompanying consolidated and statutory condensed financial statements for the !

4. On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.c Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111,5m and was calculated as a sum of a par value of the shares sold and a cumulative investment pı 8 June 2000 regulating the cooperation between the NOM shareholders.
On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity (Management Board of the Company, based on independent legal analyses, the Company executed its put option and sold NOM shares to PSE. Consequently in ye profit amounting to PLN 27,5m (difference between purchase price of the stakes and the sales price resulting from the put option). According to the Management Bo full.
On 23 September 2004 during the first hearing in the Court of Arbitration initial presentation of both sides' positions took place. The Court took also decision about h the hearing took place, during which witnesses called previously were heard. The trial was postponed until 28 October 2004, due to the absence of one witness. The n

3.8. Subsequent events

1. On 4 October 2004, the Management Board of Polski Koncern Naftowy ORLEN S.A. acknowledged the fulfilment of one of the conditions precedent provided for bearer shares of Unipetrol a.s. ("Unipetrol"), each having the nominal value of CZK 100, and representing approximately 62.99% of all the issued and outstanding June 2004 between the National Property Fund of the Czech Republic ("NPF") and the Company ("Unipetrol Share Purchase Agreement"). Pursuant to the provision the conditions precedent were preemptive rights to be executed with respect to the shares held by Unipetrol in Ceska rafinerska, a.s., or lapse of the time limit pro connection with the change of control of Unipetrol, with such rights being granted to each IOC member (Eni International B.V., ConocoPhillips Central and Investments B.V., being the shareholders of Ceska rafinerska, a.s.). According to the NPF notification received by the Company, the above mentioned condition prec Unipetrol about lapse of the time period provided for the execution of the mentioned above preemptive rights since none of the IOC members had executed them with

2. The Management Board of PKN ORLEN S.A. informed that on 18 October 2004 the Supervisory Board of PKN ORLEN S.A. changed the Company's Manag

Management structure oriented on effective and transparent management.

Changes were made in accordance to previously accepted procedure, among others after individual evaluations carried out by the consulting company Korn/Ferry Int

The Supervisory Board accepted the following resignations handed in on 18 October 2004:

- Krzysztof Kluzek from the position of the Member of the Management Board of PKN ORLEN on 18 October 2004,
- Slawomir Golonka and Jacek Strzelecki from the position of Vice-President of PKN ORLEN on 31 October 2004.

Simultaneously the Supervisory Board of PKN ORLEN appointed to the Management Board following persons:

- Wojciech Heydel as Vice-President of the Management Board on 1 November 2004,
- Jan Maciejewicz as Vice-President of the Management Board on 1 December 2004,
- Cezary Smorszczewski as Vice-President of the Management Board on 1 November 2004,
- Pawel Szymanski as Member of the Management Board on 18 October 2004.

3.9. Additional information

a) Due to ongoing restructuring process of southern Group companies, i.e. Rafineria Nafty Jedlicze S.A., Rafineria Trzebinia and ORLEN Oil Sp. z o.o., a special t
a concept of final operational profile for these companies, together with developing the most effective method of taking full advantage of its assets. The final con

As at the date of preparation of the above condensed consolidated financial statements, no results of the potential restructuring activities, which may have materi
September 2004 are known to the Management Board.

b) On 18 August 2004 PKN ORLEN S.A. received an information that on 11 August 2004 the Register Court in Krakow registered an increase in the share capita
increased from PLN 44 million by the amount of PLN 31 million, up to the amount of PLN 75 million. The stake in the increased share capital was cove
contribution. After the increase of the share capital of ORLEN Oil the stake of PKN ORLEN S.A. rose from 9% to 47,2%. Remaining shares are possessed by
S.A. (4,5%), Rafineria Czechowice S.A. (4,5%). Each share gives right to only one voice during the General Meeting of Shareholders. The purpose of the inc
partly financing of the acquisition of ORLEN Oil's assets being the element of the oil department of PKN ORLEN S.A. These tasks are connected with the strate
around ORLEN Oil in order to create the uniform centre managing the oil segment in PKN ORLEN S.A. The contributed assets constitute above 20% of current
assets of significant value in accordance with §2 Act 1 and 3 the Decree of the Council of Ministers dated on 16 October 2001 on current and periodic informatio

c) The Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlemen
2001), according to the paragraph 36 the method of calculation of system fee, constituting an element of a power transfer fee has been changed. According to pa
transfer fee settlement has been allowed. Following the decision of the Chairman of the Electricity Regulation Office the electricity sale agreement between Zak
signed. The agreement did not determine contentious issues concerning transfer fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a ci
Energetyczny Plock S.A. called on PKN ORLEN to a compromise agreement, and the District Court in Warsaw called PKN ORLEN as a co-defendant in a c
Energetyczny Plock S.A. The Company's Management estimated the claim and in year 2002 set up an accrual in the amount of PLN 8m for liability to ZEP S.A.
consequence of the negative decision of the court PKN ORLEN was obliged to pay a liability connected with the above mentioned system fee to Zaklad Energ
result the provision for business risks was increased by PLN 28m to cover the whole claim.

3.10. Transformation for International Financial Reporting Standards purposes

The adjustments to the condensed consolidated financial statements prepared under Polish Accounting Standards (PAS) are presented below:

	9 months ended	3 months ended	9 months ended	3 months ended
	30 September 2004	30 September 2004	30 September 2003	30 September 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net profit (PAS consolidated)	**1,910**	**881**	**812***	**257***
Payment from profit for social activity	(4)	-	(4)	-
Borrowing costs capitalisation, less depreciation	(140)	(59)	(39)	(5)
Amortisation of CPN goodwill	(7)	(2)	(8)	(3)
IFRS treatment of negative goodwill	12	4	13	5
Deferred tax on above adjustments	27	12	9	1
Change of accounting standards (PAS)	26	-	-	-
Other	8	1	(15)	(2)
Net profit (IFRS consolidated)	**1,832**	**837**	**768**	**253**

	30 September 2004	31 December 2003
	(unaudited)	
Net assets (PAS consolidated)	**10,765**	**9,156***
Payment from profit for social activity	-	-
Borrowing costs capitalisation, net of depreciation	318	458
CPN goodwill, net of depreciation	55	62
IFRS treatment of negative goodwill	(42)	(54)
Deferred tax on above adjustments	(60)	(87)
Change of accounting standards (PAS)	-	-
Other	9	25
Net assets (IFRS consolidated)	**11,045**	**9,510**

* restated data due to change of foreign exchange rate estimate used in presenting monetary assets and liabilities in foreign currencies.

3.11. Other

The consolidated financial statements have been authorised by Company's Management Board at premises of the Company, on 12 November 2004.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

....
President
Igor Chalupec

....
Vice President
Wojciech Heydel

....
Vice President
Andrzej Macenowicz

....
Vice President
Cezary Smorszczewski

....	....
Vice President	**Member of the Management Board**
Janusz Wisniewski	Pawel Szymanski

END

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	3rd Quarter Results_IFRS_2
Released	07:00 15-Nov-04
Number	2119F

PKN ORLEN SA
SEC File
82-5036

Financial Highlights

ORLEN Group	9 months ended Sep 30 2004 (unaudited data)		3 months ended Sep 30 2004 (unaudited data)		9 months ended Sep 30 2003 (unaudited data)		3 months ended Sep 30 2003 (unaudited data)		% change 9 months	
Results according to IFRS	PLNm	USDm	PLNm	USDm	PLNm	USDm	PLNm	USDm	PLNm	USDm
Sales revenue	22,222	5,886	8,469	2,339	17,504	4,499	6,609	1,680	27.0%	30.8%
EBITDA[2]	3,110	824	1,320	365	2,025	520	651	165	53.6%	58.5%
Operating profit/ (loss)	2,179	577	1,015	280	1,115	287	350	89	95.4%	101.0%
Financial expenses	209	55	69	19	322	83	152	39	-35.1%	-33.7%
Net profit (loss)	1,832	485	837	231	768	197	253	64	138.5%	146.2%
Net profit (loss) according to LIFO method	1,476	391	732	202	742	191	203	52	98.9%	104.7%
Operating cash flow	2,793	740	1,149	317	1,441	370	987	251	93.8%	100.0%

(1) *The following average exchange rates were used for the conversion of the amounts denominated in USD: 9 months 2003 – PLN 3.8910, 9 months . PLN 3.9338, 3 months 2004 – PLN 3.6207.*
(2) *EBITDA = OPERATING PROFIT + AMORTISATION/DEPRECIATION*

- **Refining (Production + Wholesale):** In Q3 2004, the segment's financial result gained PLN 457m year on year, chiefl factors as higher crack margins on refinery products, a higher URAL/Brent differential, and lower operating expenses.
- **Refining (Retail):** A PLN 19m rise in profit in Q3 2004 year on year, foremost due to lower costs and higher non-fuel n
- **Petrochemicals:** Q3 2004 saw the segment's financial result soaring relative to the analogous quarter of the previous } on stronger demand for PKN ORLEN's key products as well as artificial fertilisers and polyvinyl chloride offered by A undertaking).
- **Other Activities:** An 18.4% drop in revenue and concurrent 15.2% reduction of the segment's costs had an adverse e result. In Q3 2004, the segment posted a PLN 13m profit versus a PLN 31m profit in Q3 2003.
- **Inland Premium:** In Q3 2004, a PLN 36m (31.5%) decrease of the inland premium year on year was observed – markets throughout the world enabled PKN ORLEN to pursue a market-oriented policy, apply flexible prices, and t prices below the import parity.
- **Profit on Sales:** A 54.6% increase in the profit on sales in Q3 2004 in relation to Q3 2003, attributable mainly to effi measures and positive market trends in Refining (Production and Wholesale) and Petrochemicals.
- **Net Profit:** The Q3 2004 net profit stood at PLN 837m, an improvement of PLN 584m on Q3 2003, driven mainly b sales.
- **Net Operating Cash Flow:** A PLN 162m increase in cash generated in Q3 2004 year on year, following improvement c
- **CAPEX (expenditure on tangible and intangible fixed assets):** A PLN 71m reduction of CAPEX in Q3 2004 over from the scale-down of investment projects, mainly in Petrochemicals.
- **Operating Expenses Reduction Programme:** In Q3 2004, the implementation of the Programme led to a PLN 182m translated into an operating result of PLN 163m for the period.

Mr Janusz Wisniewski, Vice-President, Operations

In the third quarter of 2004, market conditions continued to favour record-high financial results in the o prevailing uncertainty and stronger demand for raw materials – part and parcel of the general growth of the glob that the oil market was once again home to record-breaking per-barrel quotes, this time in excess of USD 50. As URAL/Brent differential also outstripped previous highs to average at USD 5.40 in September (vs. USD 3.12 in Q2 on the oil market pushed margins on refinery products upwards. PKN ORLEN fully harnessed the resulting ben additionally strengthen them by internal efficiency-focused initiatives and, foremost, the results of the Operating Programme. The disclosed financial data leave no room for doubt, the record-high financial results posted by PKN be outperformed by a landslide in 2004 and the net profit as at the end of the year may amount to as much as consolidated profit of PLN 987m.

Despite the current economic conditions favouring the oil business, PKN ORLEN was, neverthele continually high crude oil prices and high refinery margins to continue its large-scale activity with a view to a business model in order to maximise benefits for the entire value chain of the wholesale margin. Thus, we have c comprehensive margin optimisation project as to permit the Company to record sound financial results even when t crude oil and refinery products enter into a correction phase. Without a doubt, this plan as well as other strateg being implemented, including: Value-Based Management, Operating Expense Reduction Programme, Optimisation Administrative Expenses, Centralisation of Retail Prices, Risk Management, as well as internal restructuring, wil achieve equally satisfactory results in the future when th market turns cooler for the oil & gas sector.

In the third quarter of 2004, a number of tasks aimed at improving the quality of the manufactured produ in the area of operations which is under my direct supervision. For example, in July, we launched an initiative to di previously was reused in the process) as part of vacuum oil fractions to the Vacuum Residue Upgrader Unit. This sc increase the amount of desulphurised feedstock for the C II Unit, which has materially reduced the sulphur content c In August, we launched production of unleaded gasoline for the EU market, compliant with the EU norms which wil force on January 1st 2005. Furthermore, in addition to basic diesel oil, we started production of Ekodiesel Ultra (below 10 ppm). In September, we launched production of Ekoterm Plus, a new type of fuel oil with sulphur content c reducing the sulphur content and applying a package of enriching additives, we can now produce fuel with n parameters and significantly less noxious to the natural environment, in the same quality class as applies in Eur cutting-edge low-emission heating appliances fired alternatively with gas and gas oil.

Moreover, as part of an effort to optimise the use of PKN ORLEN's assets, work continued on spining-off assets and on developing a final form and strategy for our logistics business. Concurrently, our investment tasks c product distribution systems to the requirements imposed under EU directives and include upgrading of PKN OR We launched the production and distribution of gasoline compliant with the 2005 quality standards in an effort to r reserves. The Company also took steps to prune U95 gasoline from the PKN ORLEN product offering by replacing i and concurrently providing a possibility of injecting a potassium additive directly at service stations.

As part of our efforts designed to put the structure of the ORLEN Capital Group in order, in July the Oil ORLEN Oil Sp. z o.o. (subsidiary undertaking). The objective of the transaction was to consolidate the production and lubricating oils in the ORLEN Capital Group; the transaction also represents another stage in the proces production of base oils with the production and sales of finished products (i.e. engine and lubricating oils). At the s sold a 98.45% equity interest in ORLEN Transport Lublin Sp. z o.o. (transport company) and a 40% equity interest (BOPP film manufacturer). The decision to assume control over all undertakings acting as regional market opera another important step towards the creation of a uniform and effective sales structure. As a result, PKN ORLEN representing 49.52% of the share capital of ORLEN Morena Sp. z o.o. from its other shareholder to become th owner.

The third quarter also saw changes in the composition and organisation of the PKN ORLEN Man management team. However, I would like to assure you that the process progressed smoothly and did not cause

meeting our strategic or business goals.

We are also working fairly intensively on integrating the ORLEN operations with individual undertakir Group. In line with the strategy of segment management for individual business areas, we have prepared a de integration of the operations and computed the value of the anticipated synergies. In view of the potential synergie strategic projects are gradually extended to include relevant groups of Unipetrol's assets.

A look at our financial performance and the current financing structure makes it clear that PKN ORLEN w with financing the purchase of the Unipetrol Group. Nevertheless, we are taking steps to sell PKN ORLEN's equity i SA – mobile telephony operator – even though the Company it is not in any way dependent on proceeds from the di: Unipetrol transaction.

Financials by Area of Activity

Market Overview

In the third quarter of 2004, the average price of Brent oil stood at USD 41.57/bbl, having gone up by USD 13.16/bbl (46.3% rise went hand in hand with a higher URAL/Brent differential, which moved from USD 1.24/bbl in Q3 2003 to USD 4. During the third quarter of 2004, the average market price of gasoline was USD 433.18/t (a 42.6% increase over Q3 2003). an even more material rise was recorded in the market prices of diesel fuel and Ekoterm, by USD 162.34/t and USD 142.59/t 63.5% and 59.0%). Year on year, the crack margins for gasoline increased and those for diesel fuel and gas oil increased subs 151.0% and 155.8%, respectively. The U.S. dollar weakened against the Polish currency, by 7.9% (from PLN 3.9328/US PLN 3.6207/USD 1 in Q3 2004). The euro remained stable relative to Q3 2003, (PLN 4.4258/EUR 1 in Q3 2003 and PL Q3 2004).

According to GUS (National Statistics Office) data, highly favourable economic conditions prevailed on the Polish market i fruit in a stable rate of high economic growth. Industrial production rose by 9.3% as compared with the analogous nine montl In addition, based on GUS data, in Q3 2004 consumer prices went up by 0.6% while they had posed a drop of 0.6% in the : 2003. The average growth of consumer prices over the nine months strengthened as well (3.2% in 2004 vs. 0.4% in 2003). the period January – September 2004 were up year on year by 6.2%, chiefly due to an increase in the prices of fuels (10.3%).

The crisis which affected the Polish new auto market in May deepened in Q3 2004. Its cause – as earlier forecas manifold, including VAT changes, new auto price hikes and high fuel prices. The ever rising tide of used vehicle imports market represents yet another factor detrimental to the new automobile market.

Based on market data provided by Samar, 255.7 thousand new vehicles were sold in Poland in the three quarters to Septe 0.5% gain on January – September 2003), which was mainly a result of the good performance in the first four months of 2 new car sales were 20.6 thousand, that is 32.0% less than a year earlier. Analysts believe that new auto sales for 2004 wil 2002 (303 thousand cars sold) and that the Polish auto industry does not stand a chance of repeating the 2003 results (353 tho Based on estimates, fuel consumption in Poland grew in Q3 2004 by approximately 3.3% year on year. PKN ORLEN's es domestic consumption of liquid fuels in the nine months of the year was 62.9% for gasoline, 49.9% for diesel fuel, and 59.1%

Refining (Production + Wholesale)

Refining (Production + Wholesale)	9 months ended Sep 30 2004 (unaudited data)		3 months ended Sep 30 2004 (unaudited data)		9 months ended Sep 30 2003 (unaudited data)		3 months ended Sep 30 2003 (unaudited data)		% change 9 months	
Results according to IFRS	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**
Revenue, including:	15,265	4,043	6,015	1,661	11,426	2,936	4,026	1,024	33.6%	37.7%
Revenue on sales to third parties	10,211	2,705	4,124	1,139	7,176	1,844	2,620	666	42.3%	46.7%
Intra-company revenue *	5,054	1,338	1,891	522	4,250	1,092	1,406	358	18.9%	22.5%
Costs and expenses	13,513	3,579	5,245	1,448	10,453	2,686	3,713	944	29.3%	33.2%
Result **	**1,752**	**464**	**770**	**213**	**973**	**250**	**313**	**80**	**80.1%**	**85.6%**
Sales to third parties (thousand tonnes)***	6,623		2,524		5,946		2,274		11.4%	
Sales of products to third parties (thousand tonnes)	6,623		2,524		5,943		2,274		11.4%	

**)Revenue includes transfers to the retail segment in the amount of: 9 months 2003 – PLN 2,198m, 9 months 2004 – PLN 1,987m, 3 months 2003 – PLN 850*
***) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*
****) Products including materials, such as crude oil.*

The Q3 2004 result in refining totalled PLN 770m, rising from PLN 313m in Q3 2003. The increase was driven by hi segment (up by 49.4%), while the total costs and expenses of the segment grew by onlz 41.3%. The revenue and costs o largely affected by the inclusion in the segment in Q3 2004 of some of the German operations (approximately PLN 514m i costs) and ORLEN Petrocentrum Sp. z o.o. (approximately PLN 342m in both revenue and costs). In the previous year, th entirely included under Refining (Retail). The decision to split operations followed from a higher share of wholesale in the sales.

Implementation of the comprehensive Operating Expenses Reduction Programme ushered in savings of PLN 68.3m for the se The segment's result was positively affected by an increase in prices of gasoline, diesel and gas oil in Q3 2004 year on yea and 59.0%, respectively. The jump in prices was accompanied by increases in crack margins on these products and i differential.

In Q3 2004, the volume of diesel fuel and gasoline sold to third parties grew by 24.3% and 12.0%, respectively, in comparis the period, growth was also seen in Ekoterm sales (up by 34.7% year on year). The volume of light product sales was up by The growth in the fuel sales volume was caused, among other factors, by the inclusion of some of the German oper Petrocentrum Sp. z o.o. in the segment in Q3 2004 and the stronger fuel consumption in Poland (rising by 3.3% over Q3 200 As at the end of September 2004, the segment's result was PLN 1,752m, representing a PLN 779m increase from the figu quarters of 2003.

Refining (Retail)

Refining (Retail)	9 months ended Sep 30 2004 (unaudited data)		3 months ended Sep 30 2004 (unaudited data)		9 months ended Sep 30 2003 (unaudited data)		3 months ended Sep 30 2003 (unaudited data)		% change 9 months	
Results according to IFRS	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**
Revenue, including:	8,646	2,290	3,131	865	7,918	2,035	3,239	823	9.2%	12.5%
Revenue on sales to third parties	8,622	2,284	3,120	862	7,608	1,955	3,112	791	13.3%	16.8%
Intra-company revenue	24	6	11	3	310	80	127	32	-92.3%	-92.5%
Costs and expenses	8,532	2,260	3,050	843	7,841	2,015	3,177	807	8.8%	12.2%
Result*	**114**	**30**	**81**	**22**	**77**	**20**	**62**	**16**	**48.1%**	50.0%
Sales to third parties (thousand tonnes)	2,493		894		2,816		1,163		-11.5%	

**) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The segment's revenue in the third quarter of 2004 went down by PLN 108m (3.3%) in comparison with the third quarter expenses also went down, by PLN 127m (3.4%). Costs and expenses decreased at a more rapid rate chiefly thanks to the im comprehensive Operating Expenses Reduction Programme which yielded PLN 48.2m in savings to the segment.

The lower sales revenue went hand in hand with a drop in sales volume (23.1%) partially as a result of a change in the r presentation policy of the segment. In Q3 2004, sales volume of the German operations was partially included in Refi Wholesale), while in Q3 2003 all of the German operations were disclosed under Refinery (Retail). The domestic retail sa 2004 was 96.9% year on year, while for the three quarters ended in September 2004, the dynamics was 98.5% year on revenue on sales of the German companies and attributed to the segment amounted to PLN 1,741m; in the analogous pe PLN 1,912m.

In Q3 2004, as compared with Q3 2003, PKN ORLEN's unit retail margins fell by 21.4% on diesel fuel while for gasoline 20.0%. At the same time, the non-fuel margin rose by 5.4%. The Group's sales revenue on non-fuel goods stood at PLN representing an 7.9% increase on the analogous period of 2003.

A further rise (by 23.1%) was seen in the volume of retail fuel sales under the FLOTA loyalty programme, attributable to a r activities organised by PKN ORLEN. At the same time, the share of fuel sales under the VITAY programme in the total shrank slightly – by 5.0 pp.

All of the above factors contributed PLN 19m to the segment's profit as compared with Q3 2003, which amounted to PLN PLN 62m). The German operations attributable to the segment recorded an operating profit of PLN 4m in Q3 2004, wh German companies had achieved an operating profit of PLN 9m.

As at the end of September 2004, the segment's result was PLN 114m as compared to a PLN 77m profit as at the end of 2003.

Petrochemicals

Petrochemicals	9 months ended Sep 30 2004 (unaudited data)		3 months ended Sep 30 2004 (unaudited data)		9 months ended Sep 30 2003 (unaudited data)		3 months ended Sep 30 2003 (unaudited data)		% change 9 months	
Results according to IFRS	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**
Revenue, including:	3,985	1,056	1,474	407	3,381	869	1,085	276	17.9%	21.5%
Revenue on sales to third parties	2,872	761	1,050	290	2,350	604	744	189	22.2%	26.0%
Intra-company revenue	1,074	285	406	112	1,031	265	341	87	4.2%	7.5%
Settlement of hedging transactions.	39	10	18	5						
Costs and expenses	3,430	909	1,258	347	3,035	780	1,031	262	13.0%	16.5%
Result*	**555**	**147**	**216**	**60**	**346**	**89**	**54**	**14**	**60.4%**	**65.2%**
Sales to third parties (thousand tonnes)	1,648		579		1,641		575		0.4%	

**)* *The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The segment's result for Q3 2004 amounted to PLN 216m, while in the corresponding quarter of 2003 it had totalled PLN 5 petrochemicals was higher by PLN 389m (up by 35.9%) with a slight improvement in the volume of sales to external cu which was attributable to a stronger demand for petrochemicals, chiefly for the products of PKN ORLEN and Anwil SA volume for the main products of the two companies increased. The quantitative rise was associated with an even higher inc sales of such products as ethylene (by 46.3%), propylene (53.1%), benzene (226.1%), ammonium nitrate (22.4%), polyvin and CANWIL (35.5%). The Q3 2004 operating profit of PKN ORLEN and Anwil SA attributable to the segment stood PLN 64m, respectively, as compared with a PLN 31m profit earned by PKN ORLEN in Q3 2003. The good performance driven by peak demand on global markets and stronger demand on the fertilisers market.

The implementation of the comprehensive Operating Expenses Reduction Programme ushered in PLN 8.6m in savings for th As at the end of September 2004, the segment's results stood at PLN 555m, thus rising by 60.4% from the figure recorded i 2003.

Other Activities

Other activities	9 months ended Sep 30 2004 (unaudited data)		3 months ended Sep 30 2004 (unaudited data)		9 months ended Sep 30 2003 (unaudited data)		3 months ended Sep 30 2003 (unaudited data)		% change 9 months	
Results according to IFRS	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**
Revenue, including:	1,051	278	332	92	1,210	311	407	103	-13.1%	-10.6%
Revenue on sales to third parties	478	127	157	43	371	95	134	34	28.8%	33.7%
Intra-company revenue	573	151	175	49	839	216	273	69	-31.7%	-30.1%
Costs and expenses	979	259	319	88	1,165	299	376	95	-16.0%	-13.4%
Result*	**72**	**19**	**13**	**4**	**45**	**12**	**31**	**8**	**60.0%**	**58.3%**
Sales to third parties (thousand tonnes)	144		56		63		23		128.6%	

**)* *The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

In addition to the companies involved in the production of energy and provision of services to PKN ORLEN, the "other includes a number of undertakings which were spun off, mainly as part of the Group restructuring.

In Q3 2004, the segment generated a profit of PLN 13m. To compare, in the preceding year the segment had recorded a prof worse result followed mainly from the fact that PKN ORLEN created larger provisions for possible future liabilities towar Utility, in the amount of PLN 28.1m (under claim for power-generation charges). In the period, the implementation of Operating Expenses Reduction Programme ushered in PLN 56.9m in savings for the segment.

As at the end of the three quarters of 2004, the segment's profit was PLN 72m as compared with the PLN 45m in pro analogous period of 2003.

Financial Review

Profit and Loss Account

The profit on sales for Q3 2004 totalled PLN 1,735m, rising by PLN 613m (54.6%) from the result reported for Q3 2003 comes from stronger sales revenue (an increase of PLN 1,860m) that is greater than the corresponding rise in cost of s PLN 1,247m). The value of external sales increased in all segments, with the largest improvement seen in Refining (Produ where sales to third parties grew by PLN 1,504m (57.4%), and Petrochemicals, where sales to third parties grew by PLN amount of revenue derived from Refining (Production + Wholesale) was significantly affected by the decision to consoli conducted by companies operating in Germany and by higher market fuel prices. The Q3 2004 sales of our German PLN 2,241m, while in Q3 2003, they had amounted to PLN 1,912m.

In the third quarter of 2004, the selling costs shrunk by PLN 41m (7.2%) relative to Q3 2003, to amount to PLN 528m. In t general administrative expenses fell by PLN 30m (12.9%) on Q3 2003, to PLN 202m.

In Q3 2004, a profit of PLN 10m was recorded on other operating activities. Financial income in the third quarter of 2004 w down by PLN 14m on the Q3 2003 figure. At the same time, the Group's financial expenses fell by PLN 83m. This was par decrease in its interest-bearing liabilities. The better financial result came also thanks to a drop in F/X rates which ushered i differences. As a result, the profit of this segment totalled PLN 21m in the third quarter of 2004, while in the analogous Group had posted a loss of PLN 48m.

The share of undertakings consolidated with the equity method in the financial result amounted to PLN 25m in Q3 2004, rela Q3 2003.

As a result of a higher pre-tax profit, the Q3 2004 income tax was PLN 205m, which represents a PLN 145m increase year or

The above factors produced a net profit of PLN 837m for Q3 2004, up by PLN 584m on Q3 2003.

For the nine months ended September 30th 2004, the net profit totalled PLN 1,832m, thus rising by PLN 1,064m year on yea

Balance Sheet

As at the end of the third quarter of 2004, the total assets amounted to PLN 19,199m, up by 12.0% from December 31st 2003 assets fell by PLN 98m (0.9%) from the December 31st 2003 figure, and amounted to PLN 10,617m, chiefly upon a PLN 16 fixed assets in relation to their value as at December 31st 2003. As at the end of Q3 2004, current assets grew from December 31st 2003) to PLN 8,582m mainly due to an increase in stocks, trade debtors and other accounts receivable, shor well as cash and cash equivalents: by PLN 438m (14.3%), PLN 846m (33.7%) and PLN 873m (138.8%), respectively.

Shareholders' equity stood at PLN 11,045m as at the end of Q3 2004, up by PLN 1,535m (16.1%) in relation to the end contributing item was a higher retained profit (PLN 1,554m). Long-term liabilities amounted to PLN 2,866m, rising comparison with the end of 2003, chiefly due to an increase in liabilities on loans and provisions. Short-term liabilities PLN 4,467m as at December 31st 2003 to PLN 4,835m as at September 30th 2004. As for short-term liabilities, liabilities, ac income grew in value (by PLN 1,131m) while loans and borrowing dropped in value (PLN 849m). The Group's total debt and securities) reached PLN 2,239m as at September 30th 2004, which means a drop of PLN 792m as compared with the end

Cash Flow

The Q3 2004 net operating cash flow stood at PLN 1,149m, having increased slightly by PLN 162m relative to the analogc attributable mainly to higher by PLN 584m net profit and a positive trend noted in liabilities and accruals and deferred incon grew by PLN 299m while in Q3 2003 they had increased by PLN 243m). As compared with Q3 2003, the Group's balan stocks deteriorated (in Q3 2004, up by PLN 183m and PLN 128m, respectively; while in Q3 2003 they were down by PLN 1 respectively.)

Investment cash outflow amounted to PLN 544m in Q3 2004, up by PLN 254m on the corresponding quarter of the improvement was achieved foremost thanks to the acquisition of short-term securities. In Q3 2004, the Group made suc secondary markets (treasury bills and bonds as well as commercial papers) as a means of investing the Group's short-term f was true of the analogous period of the preceding year, at the end of the third quarter of 2004, the Group recorded a financing cash flow of PLN 416m (Q3 2003 – PLN 428m). Such an outflow was caused by repayment of the Group's d borrowings and debt securities. In the third quarter of 2004, the net outflow on contracted and repaid loans and borrowings stood at PLN 120m, while in Q3 2003 the corresponding inflow had amounted to PLN 339m.

As at the end of September 2004, operating cash flows amounted to PLN 2,793m, rising by PLN 1,352m from the amo analogous period of 2003.

Investing cash inflow of PLN 1,333m as at the end of Q3 2004 results chiefly from CAPEX on tangible fixed assets (PI acquisition of short-term securities (PLN 504m); at the end of Q3 2003, it had totalled PLN 1,151m, comprising mainly inv fixed assets (PLN 929m) and the acquisition of operations in Germany (PLN 292m).

A decrease in short- and long-term loans and borrowings as well as dividend payments to shareholders led to a decrease in which as at the end of Q3 2004 totalled PLN 996m.

Net cash at the end of Q3 2004 totalled PLN 1,026m, rising by PLN 377m on the analogous period of 2003. The increase is tl Group's good operating result. The Group's financial surplus is by and large short-term in nature; the Group plans to use it n acquisition of Unipetrol.

APPENDIX I

PKN ORLEN
ABBREVIATED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the periods of 9 and 3 months
ended September 30th 2004 and September 30th 2003
(PLNm)

ITEM	9 months ended Sep 30 2004 (unaudited data)	3 months ended Sep 30 2004 (unaudited data)	9 months ended Sep 30 2003 (unaudited data)	3 months ended Sep 30 2003 (unaudited data)	% change 9 months
Sales revenue	**22,222**	**8,469**	**17,504**	**6,609**	**27.0%**
Cost of sales	17,729	6,734	14,211	5,487	24.8%
Profit (loss) on sales	**4,493**	**1,735**	**3,293**	**1,122**	**36.4%**
Other operating income	**209**	**85**	**310**	**73**	**-32.6%**
Selling costs	1,595	528	1,595	569	0.0%
General and administrative expenses	621	202	691	232	-10.1%
Other operating expenses	307	75	202	44	52.0%
Operating profit (loss)	**2,179**	**1,015**	**1,115**	**350**	**95.4%**
Financial income	270	90	236	104	14.4%
Financial expenses	209	69	322	152	-35.1%
Share in profit (loss) of undertakings consolidated with equity method	71	25	42	21	69.0%
Pre-tax profit (loss)	**2,311**	**1,061**	**1,071**	**323**	**115.8%**
Corporate income tax	436	205	276	60	58.0%
Net profit (loss)	1,875	856	795	263	135.8%
Profit (loss) attributable to minority interests	43	19	27	10	59.3%
Net profit (loss)	**1,832**	**837**	**768**	**253**	**138.5%**

APPENDIX II

PKN ORLEN
ABBREVIATED CONSOLIDATED BALANCE SHEETS
as at September 30th 2004 and December 31st 2003
(PLNm)

ITEM	Sep 30 2004 (unaudited data)	Dec 31 2003	% change
ASSETS			
Fixed assets			
Tangible fixed assets	9,647	9,807	-1.6%
(Negative) goodwill	-246	-273	-9.9%
Intangible fixed assets	112	121	-7.4%
Financial assets	546	534	2.2%
Shares and equity interests in undertakings consolidated with equity method	527	493	6.9%
Deferred tax assets	22	15	46.7%
Other fixed assets	9	18	-50.0%
Total fixed assets	**10,617**	**10,715**	-0.9%
Current assets			
Stocks	3,496	3,058	14.3%
Trade debtors and other accounts receivable	3,359	2,513	33.7%
Taxes receivable	1	65	-98.5%
Short-term securities	476	67	610.4%
Prepayments	122	80	52.5%
Cash and cash equivalents	1,026	562	82.6%
Other financial assets	102	89	14.6%
Total current assets	**8,582**	**6,434**	33.4%
Total assets	**19,199**	**17,149**	12.0%
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital	534	534	0.0%
Reserve funds	1,359	1,359	0.0%
Hedging accounting – cash flows	20		
Revaluation capital reserve	856	856	0.0%
Currency-translation differences on subsidiary undertakings	23	62	-62.9%
(Accumulated loss)/retained profit brought forward	8,253	6,699	23.2%
Total shareholders' equity	**11,045**	**9,510**	16.1%
Minority interests	**453**	**427**	6.1%
Long-term liabilities			
Loans and borrowings	1,893	1,836	3.1%
Provisions	709	616	15.1%
Deferred income tax provisions	264	293	-9.9%
Total long-term liabilities	**2,866**	**2,745**	4.4%
Short-term liabilities			
Liabilities and accrued expenses	4,362	3,231	35.0%
Corporate income tax payable	75	-	
Loans and borrowings	346	1,195	-71.0%
Deferred income	36	14	157.1%
Other financial liabilities	16	27	-40.7%
Total short-term liabilities	**4,835**	**4,467**	8.2%
Total shareholders' equity and liabilities	**19,199**	**17,149**	12.0%

APPENDIX III

PKN ORLEN
ABBREVIATED CONSOLIDATED CASH FLOW STATEMENTS
for the periods of 9 and 3 months
ended September 30th 2004 and September 30th 2003
(PLNm)

ITEM	9 months ended Sep 30 2004 (unaudited data)	3 months ended Sep 30 2004 (unaudited data)	9 months ended Sep 30 2003 (unaudited data)	3 months ended Sep 30 2003 (unaudited data)	% chan 9 montl
Net operating cash flow					
Net profit (loss)	**1,832**	**837**	**768**	253	**1**
Total adjustments:				0	
Profit (loss) attributable to minority interests	43	19	27	10	
Share in profit (loss) of undertakings consolidated with equity method	-71	-25	-42	-21	
Depreciation and amortisation	907	298	890	297	
Net dividends and interest	-41	8	29	13	
Corporate income tax as disclosed in profit and loss account	436	205	276	60	[illegible]
(Profit) loss on investment activities	34	-29	-2	27	
Decrease / (increase) in accounts receivable	-872	-183	-228	16	-
Decrease / (increase) in stocks	-449	-128	-113	147	-
(Decrease) / increase in liabilities and accrued expenses	1,235	299	126	243	1,
(Decrease) / increase in provisions	100	20	-30	-40	
Other adjustments	-26	2	-15	60	
Corporate income tax paid	-335	-174	-245	-78	
Net operating cash	**2,793**	**1,149**	**1,441**	**987**	**1,**

ITEM	9 months ended Sep 30 2004 (unaudited data)	3 months ended Sep 30 2004 (unaudited data)	9 months ended Sep 30 2003 (unaudited data)	3 months ended Sep 30 2003 (unaudited data)	% chan 9 montl
Investing cash flow					
Acquisition of intangible and tangible fixed assets	-1,057	-420	-929	-463	-
Disposal of tangible fixed assets	51	36	23	15	
Disposal of assets available for sale	40	33	6	3	
Acquisition of assets available for sale	-44	-17	-40	-2	
Acquisition of businesses in Germany less total acquired cash and cash equivalents	0	0	-292	127	[illegible]
Purchase of short-term securities	-504	-211	-42	-13	-4
Disposal of short-term securities	90	25	24	5	
Dividends and interest received	88	4	71	5	
Other	3	6	28	33	
Net investing cash outflow	**-1,333**	**-544**	**-1,151**	**-290**	**-**

Financing cash flow					
Increase in long- and short-term loans and borrowings	784	139	3,576	1,420	-2,7
Decrease in long- and short-term loans and borrowings	-1,448	-259	-3,228	-1,759	1,7
Interest paid	-46	-15	-102	-27	
Dividend payments to shareholders	-278	-278	-59	-59	-2
Other	-8	-3	-6	-3	
Net financing cash inflow/(outflow)	**-996**	**-416**	**181**	**-428**	**-1,1**

Change in net cash	**464**	**189**	**471**	**269**	
Cash at beginning of period	**562**	**837**	**178**	**380**	**3**
Cash at end of period	**1,026**	**1,026**	**649**	**649**	**3**

APPENDIX IV

PKN ORLEN
KEY FINANCIAL DATA BY BUSINESS SEGMENT
for the periods of 9 and 3 months
ended September 30th 2004 and September 30th 2003
(PLNm)

ITEM	9 months ended Sep 30 2004 (unaudited data)	3 months ended Sep 30 2004 (unaudited data)	9 months ended Sep 30 2003 (unaudited data)	3 months ended Sep 30 2003 (unaudited data)	% change 9 months
REVENUE ON SALES TO THIRD PARTIES[1]					
Refining (production + wholesale)	10,211	4,124	7,176	2,620	42.3%
Refining (retail)	8,622	3,120	7,608	3,112	13.3%
Petrochemicals	2,872	1,050	2,350	744	22.2%
Other activities	478	157	371	134	28.8%
TOTAL	**22,183**	**8,451**	**17,505**	**6,610**	**26.7%**
FINANCIAL RESULT[2]					
Refining (production + wholesale)	1,752	770	973	313	80.1%
Refining (retail)	114	81	77	62	48.1%
Petrochemicals	555	216	346	54	60.4%
Other activities	72	13	45	31	60.0%
Exclusions					
Total of non-attributed items	-314	-65	-326	-110	
TOTAL	**2,179**	**1,015**	**1,115**	**350**	**95.4%**
EXPENDITURE ON FIXED ASSETS					
Refining (production + wholesale)	290	150	396	142	-26.8%
Refining (retail)	189	74	154	66	22.7%
Petrochemicals	406	133	358	225	13.4%
Other activities	48	19	89	26	-46.1%
Total of non-attributed items	23	8	27	7	-14.8%
TOTAL	**956**	**384**	**1,024**	**466**	**-6.6%**
DEPRECIATION AND AMORTISATION					
Refining (production + wholesale)	455	152	481	157	-5.4%
Refining (retail)	171	54	125	45	36.8%
Petrochemicals	170	56	150	48	13.3%
Other activities	110	36	127	42	-13.4%
Total of non-attributed items	25	7	27	9	-7.4%
TOTAL	**931**	**305**	**910**	**301**	**2.3%**

1. Revenue on sales to third parties represents exclusively sales to undertakings outside of the ORLEN Group.
2. Financial result comprises revenue on sales to third parties and transfer to other segments.

APPENDIX V

PKN ORLEN
KEY OPERATING DATA
for the periods of 9 and 3 months
ended September 30th 2004 and September 30th 2003
(tonnes)

ITEM	9 months ended Sep 30 2004 (unaudited data)	3 months ended Sep 30 2004 (unaudited data)	9 months ended Sep 30 2003 (unaudited data)	3 months ended Sep 30 2003 (unaudited data)	% change 9 months
CRUDE OIL THROUGHPUT ('000 tonnes)	**9,328**	**3,372**	**9,119**	**3,089**	**2.3%**
REFINERY OUTPUT					
Gasoline	2,055,875	727,048	2,020,961	678,630	1.7%
Diesel fuel	2,551,337	887,380	2,285,578	759,747	11.6%
Fuel oil (III)	462,003	185,697	521,680	120,041	-11.4%
Ekoterm	1,168,538	426,118	1,101,146	386,453	6.1%
Jet A-1	247,009	112,596	190,532	95,144	29.6%
LPG	146,280	50,704	157,852	43,536	-7.3%
Other refining products	1,063,178	502,654	1,081,041	454,024	-1.7%
TOTAL	**7,694,220**	**2,892,197**	**7,358,790**	**2,537,575**	**4.6%**
SALES OF REFINING PRODUCTS					
Gasoline	2,812,382	1,004,657	2,672,832	1,063,447	5.2%
Diesel fuel	2,988,526	1,099,283	2,729,843	1,055,328	9.5%
Fuel oil (III)	325,039	108,493	386,522	82,634	-15.9%
Ekoterm	1,342,816	520,168	1,258,510	448,547	6.7%
Jet A-1	264,068	119,274	203,145	103,892	30.0%
LPG	227,126	79,702	241,392	94,785	-5.9%
Other refining products	1,156,367	486,431	1,266,460	587,913	-8.7%
TOTAL	**9,116,324**	**3,418,008**	**8,758,704**	**3,436,546**	**4.1%**
PETROCHEMICALS OUTPUT					
Polyethylene	0	0	26,868	0	-100.0%
Polypropylene	0	0	25,103	0	-100.0%
Ethylene	117,071	42,141	97,982	42,001	19.5%
Glycol	77,788	27,589	75,294	23,643	3.3%
Propylene	159,021	62,674	144,057	58,655	10.4%
Ammonium nitrate	371,539	100,838	315,655	101,567	17.7%
CANWIL	235,279	81,947	233,795	96,940	0.6%
Polyvinyl chloride (PVC)	167,055	61,503	163,350	59,426	2.3%
Other petrochemical products	491,705	180,442	479,347	152,197	2.6%
TOTAL	**1,619,458**	**557,134**	**1,561,451**	**534,429**	**3.7%**
SALES OF PETROCHEMICAL PRODUCTS					
Polyethylene	16,334	2,524	42,148	7,441	-61.2%
Polypropylene	14,074	2,546	41,784	5,732	-66.3%
Ethylene	116,834	41,476	96,689	40,431	20.8%
Glycol	79,297	27,392	75,460	26,138	5.1%
Propylene	158,607	61,839	139,266	55,454	13.9%
Ammonium nitrate	372,723	113,961	343,904	106,476	8.4%

CANWIL	238,369	92,218	234,167	73,417	1.8%
Polyvinyl chloride (PVC)	168,723	58,567	164,367	61,904	2.7%
Other petrochemical products	482,880	178,646	502,732	197,684	-3.9%
TOTAL	**1,647,841**	**579,169**	**1,640,517**	**574,677**	**0.4%**

APPENDIX VI

PKN ORLEN
SALES OF MAIN PRODUCTS
for the periods of 9 and 3 months
ended September 30th 2004 and September 30th 2003
(tonnes)

Sales of light products in the ORLEN Group (by volume)	9 months ended Sep 30 2004 (unaudited data)	3 months ended Sep 30 2004 (unaudited data)	9 months ended Sep 30 2003 (unaudited data)	3 months ended Sep 30 2003 (unaudited data)	% change 9 months
Wholesale of main light products, including:	**5,009,473**	**1,886,382**	**4,123,494**	**1,536,616**	**21.5%**
- Gasoline	1,365,132	488,577	1,155,132	436,393	18.2%
- Diesel fuel	2,037,802	758,472	1,669,978	610,334	22.0%
- Jet A-1	264,068	119,274	203,145	103,892	30.0%
- Ekoterm	1,342,471	520,059	1,095,239	385,997	22.6%
Retail sales of engine fuels, including:	**2,491,752**	**893,298**	**2,652,166**	**1,000,363**	**-6.0%**
- Gasoline	1,447,250	516,080	1,517,700	627,024	-4.6%
- Diesel fuel	950,724	340,811	1,059,865	444,994	-10.3%
- LPG	93,778	36,407	74,601	28,315	25.7%
Total sales of fuels, including:	**7,634,918**	**2,823,084**	**7,105,722**	**2,765,999**	**7.4%**
- Engine fuels	6,292,102	2,302,916	5,847,212	2,317,452	7.6%

END

Dyrektor
ds. Polityki Finansowej
Grażyna Tomala
12.11.2005

ORLEN
Polski Koncern Naftowy ORLEN
Spółka Akcyjna

Podstawowe dane finansowe

Grupa PKN ORLEN	9 miesięcy zakończone 30 września 2004 (nie badane)		3 miesiące zakończone 30 września 2004 (nie badane)		9 miesięcy zakończone 30 września 2003 (nie badane)		3 miesiące zakończone 30 września 2003 (nie badane)		Zmiana % 9 miesięcy		Zmiana % 3 miesiące	
Wyniki wg MSSF	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD
Przychody ze sprzedaży	22 222	5 886	8 469	2 339	17 504	4 499	6 609	1 680	27,0%	30,8%	28,1%	39,2%
EBITDA[2]	3 110	824	1 320	365	2 025	520	651	165	53,6%	58,5%	102,8%	121,2%
Zysk operacyjny/(strata)	2 179	577	1 015	280	1 115	287	350	89	95,4%	101,0%	190,0%	214,6%
Koszty finansowe	209	55	69	19	322	83	152	39	-35,1%	-33,7%	-54,6%	-51,3%
Zysk netto (strata)	1 832	485	837	231	768	197	253	64	138,5%	146,2%	230,8%	260,9%
Zysk netto (strata) wg LIFO	1 476	391	732	202	742	191	203	52	98,9%	104,7%	260,6%	288,5%
Cash flow operacyjny	2 793	740	1 149	317	1 441	370	987	251	93,8%	100,0%	16,4%	26,3%

(1) Do przeliczenia danych finansowych wyrażonych w USD zastosowano następujące średnie kursy: 9 m-cy '03 – 3,8910 zł, 9 m-cy '04- 3,7752 zł, 3 m-ce '03 – 3,9338 zł, 3 m-ce '04 –3,6207 zł.
(2) EBITDA = ZYSK OPERACYJNY+AMORTYZACJA

- **Segment Rafineryjny (Produkcja + Hurt)** – wzrost wyniku w III kwartale 2004 roku o 457 mln zł w porównaniu z III kwartałem 2003 roku, związany głównie ze wzrostem marż z notowań na produkty rafineryjne, zwiększeniem dyferencjału URAL/Brent oraz obniżką kosztów operacyjnych.

- **Segment Rafineryjny (Detal)** – odnotowane w III kwartale 2004 roku zwiększenie zysku o 19 mln zł w porównaniu z III kwartałem 2003 roku wynikające przede wszystkim ze spadku kosztów oraz ze wzrostu marży na towarach pozapaliwowych.

- **Segment Chemiczny** – wzrost wyniku w III kwartale 2004 roku w odniesieniu do analogicznego kwartału ubiegłego roku o 300,0% wynikający z poprawy koniunktury na główne produkty PKN ORLEN S.A. oraz nawozy sztuczne i polichlorek winylu –w jednostce zależnej Anwil S.A

- **Segment Pozostała Działalność** – spadek przychodów o 18,4% przy jednoczesnym zmniejszeniu kosztów segmentu o 15,2% wpłynęły negatywnie na wynik segmentu. Zysk w III kwartale 2004 roku wyniósł 13 mln zł w porównaniu z zyskiem 31 mln zł w III kwartale 2003 roku .

- **Premia lądowa** – spadek premii lądowej w III kwartale 2004 roku w porównaniu z III kwartałem 2003 roku o 36 mln zł (tj. o 31,5%) - wysoki poziom notowań na międzynarodowych rynkach paliw skutkował prowadzeniem polityki prorynkowej i stosowaniem elastycznej oferty cenowej oraz czasowym utrzymywaniem cen poniżej parytetu importowego.

- **Zysk na sprzedaży** – wzrost wyniku na sprzedaży o 54,6% w III kwartale 2004 roku w porównaniu z III kwartałem 2003 roku wynikający głównie z działań proefektywnościowych oraz korzystnych trendów rynkowych w Segmentach Rafineryjnym (Produkcja + Hurt) oraz Chemicznym.

- **Zysk netto** – wyniósł w III kwartale 2004 roku 837 mln zł i wzrósł o 584 mln zł w stosunku do zysku z III kwartału 2003 roku głównie z tytułu wysokiego zysku na sprzedaży.

- **Środki pieniężne netto z działalności operacyjnej** – wzrost wygenerowanych w III kwartale 2004 roku środków o 162 miliony złotych w porównaniu z III kwartałem 2003 roku w wyniku wzrostu zysku netto.

- **CAPEX (nakłady na środki trwałe i wartości niematerialne)** – niższy poziom nakładów w III kwartale 2004 roku w porównaniu z III kwartałem roku 2003 o 71 mln zł wynikający ze zmniejszenia realizacji zamierzeń inwestycyjnych głównie w Segmencie Chemicznym.

- **Program Redukcji Kosztów Operacyjnych** – realizacja programu redukcji kosztów w wysokości 182 mln zł w III kwartale 2004 roku przełożyła się bezpośrednio na wynik operacyjny w tym okresie w kwocie 163 mln zł.

Wiceprezes Zarządu ds. Operacyjnych Janusz Wiśniewski - *Trzeci kwartał roku 2004, był kolejnym okresem sprzyjającym osiąganiu rekordowych wyników finansowych przez firmy z sektora oil & gas. Ze względu na panujący niepokój jak również wzmożony popyt na surowce wynikający z wyraźnego ogólnoświatowego wzrostu gospodarczego, na rynku ropy naftowej mogliśmy po raz kolejny obserwować rekordowe kwotowania ceny za baryłkę, która przekroczyła poziom 50$. W konsekwencji tego odnotowano również rekordowy poziom dyferencjału Ural/Brent, który wyniósł średnio we wrześniu 5,40$ w porównaniu do 3,12$ w II kwartale br. Taka sytuacja na rynku ropy naftowej przełożyła się na wysokie poziomy marż dla produktów rafineryjnych. Ta sprzyjająca sytuacja została w pełni wykorzystana przez PKN ORLEN S.A .i dodatkowo wzmocniona prowadzonymi wewnątrz Spółki projektami pro efektywnościowymi a przede wszystkim wynikiem Programu Redukcji Kosztów Z przedstawionych danych finansowych jasno wynika, że rezultaty osiągnięte w całym rekordowym 2003 roku zostaną w roku bieżącym znacznie przekroczone, a wynik netto na koniec bieżącego roku może zbliżyć się do dwukrotności wyniku netto za 2003 rok, który na poziomie skonsolidowanym osiągnął wartość 987 mln PLN.*

Pomimo sprzyjających obecnie warunków dla prowadzenia działalności gospodarczej przez koncerny naftowe, ze względu na utrzymujące się wysokie notowania ropy naftowej oraz wysokie poziomy marż dla produktów rafineryjnych, nadal prowadzone są w ramach PKN ORLEN S.A. przekrojowe prace nad osiągnięciem optymalnego modelu biznesowego umożliwiającego maksymalizowanie korzyści w całym łańcuchu wartości marży hurtowej. Dlatego też kontynuowane są prace nad projektem całościowej optymalizacji marż, którego efektem będzie możliwość osiągania pozytywnych wyników ekonomicznych, także wtedy, kiedy trendy na światowych rynkach ropy naftowej oraz produktów rafineryjnych wejdą w fazę korekty. Na pewno projekt ten wraz z innymi realizowanymi obecnie projektami strategicznymi jak Zarządzanie Wartością Firmy (VBM), Program Redukcji Kosztów Operacyjnych, Optymalizacji Kosztów Rzeczowych w Segmencie Detalu, Centralizacji Cen Detalicznych, Risk Management czy restrukturyzacji wewnętrznej, pozwolą na osiągnięcie równie satysfakcjonujących wyników finansowych przez PKN ORLEN S.A w przyszłości w warunkach rynkowych mniej sprzyjających od obecnych.

W trzecim kwartale w bezpośrednio podległym mi obszarze wykonano szereg zadań mających na celu zwiększenie jakości wytwarzanych produktów, dla przykładu w lipcu wdrożono inicjatywę dotyczącą skierowania produktu zaciemnionego (do tej pory zawracanego do procesu) do frakcji oleju próżniowego na instalacji HOG. Rozwiązanie to pozwoliło na zwiększenie puli wsadu odsiarczonego do instalacji Krakingu Katalitycznego 2, co spowodowało znaczące obniżenie zawartości siarki w benzynie krakingowej. Od sierpnia rozpoczęto produkcję na rynek UE partii benzyn bezołowiowych spełniających normy UE,, które oficjalnie będą obowiązywać od 1 stycznia 2005 roku oraz rozpoczęto produkcję oprócz podstawowego oleju napędowego także Ekodiesel Ultra o zawartości siarki poniżej 10 ppm. Ponadto we wrześniu rozpoczęto produkcję nowej odmiany oleju opałowego Ekoterm Plus o zawartości siarki poniżej 0.1%. Obniżenie zawartości siarki w tym oleju wraz z zastosowaniem wzbogaconego pakietu dodatków uszlachetniających pozwoliło na uruchomienie produkcji paliwa o znacznie podwyższonych właściwościach użytkowych i ekologicznych, w tej klasie jakości, stosowanej w Europie dla paliw przeznaczonych do najnowocześniejszych, niskoemisyjnych urządzeń grzewczych zasilanych zamiennie gazem lub lekkim olejem opałowym.

Ponadto w ramach procesu porządkującego aktywa PKN ORLEN z nastawieniem na optymalizację ich wykorzystania, kontynuowane są prace nad wydzieleniem wybranych aktywów logistycznych i wypracowania ostatecznego kształtu i strategii dla logistyki PKN ORLEN S.A.. Równolegle prowadzone są zadania inwestycyjne ukierunkowane na przystosowanie systemów dystrybucji produktów do wymogów dyrektyw UE, w ramach tego postępują procesy modernizacji baz magazynowych. Uruchomiono produkcję oraz dystrybucję benzyn spełniających normy jakościowe dla roku 2005 celem wymiany zapasów strategicznych. Prowadzono również prace nad wycofaniem ze sprzedaży benzyny U95 i zastąpieniem jej benzyną Es95 z możliwością dozowania dodatku potasowego bezpośrednio na stacjach paliw.

W ramach porządkowania struktury kapitałowej PKN ORLEN S.A. w lipcu sprzedano Wydział Olejowy spółce zależnej Orlen Oil Sp. z o.o.. Transakcja ta ma na celu konsolidację produkcji i sprzedaży olejów silnikowych i smarowych w Grupie Kapitałowej PKN ORLEN i stanowi kolejny etap procesu integracji produkcji baz olejowych oraz produkcji i sprzedaży gotowego produktu, jakim są oleje silnikowe i smarowe. Równocześnie dokonano sprzedaży 98,45% udziału w spółce transportowej ORLEN Transport Lublin Sp. z o.o. oraz 40% udział w spółce Flexpol Sp. z o.o. będącej producentem orientowanej folii polipropylenowej. Kolejnym istotnym krokiem mającym na celu stworzenie jednorodnej i efektywnej struktury sprzedażowej było podjęcie decyzji o przejęciu kontroli przez PKN ORLEN S.A. we wszystkich podmiotach będących tzw. regionalnymi operatorami rynkowymi. Efektem tego było odkupienie od udziałowca spółki ORLEN Morena Sp. z o.o. pakietu reprezentującego 49,52% jej kapitału. W wyniku tej transakcji PKN ORLEN S.A. stał się jedynym właścicielem tego podmiotu.

W trzecim kwartale doszło do zmian personalnych jak i organizacyjnych na poziomie Zarządu i kadry dyrektorskiej PKN ORLEN S.A. Chciałbym jednak zapewnić, że proces ten dokonał się sprawnie i nie doprowadził to żadnych perturbacji w realizacji zarówno celów strategicznych jak i operacyjnych PKN ORLEN S.A.

Równocześnie prowadzone są dość intensywnie prace nad integracją działalności PKN ORLEN S.A z poszczególnymi spółkami z Grupy Unipetrol, a.s. Zgodnie z realizacją strategii segmentowego zarządzania poszczególnymi obszarami działalności, wyznaczono szczegółowy harmonogram integracji oraz wyliczono wartości spodziewanych do osiągnięcia synergii. W związku z potencjalnymi synergiami realizowane w Spółce projekty strategiczne są sukcesywnie rozszerzane o obszary aktywów Grupy Unipetrol, a.s..

Osiągane wyniki finansowe oraz obecna struktura finansowania nie pozostawiają wątpliwości, że PKN ORLEN S.A. nie będzie miał problemu ze sfinansowanie zakupu Grupy Unipetrol, a.s.. Pomimo tego nadal prowadzone są działania w kierunku sprzedaży naszych udziałów w operatorze telefonii komórkowej Polkomtel S.A. mimo iż pozyskane z tej sprzedaży fundusze nie warunkują w żaden sposób przeprowadzenia transakcji z Unipetrolem.

Wyniki w segmentach

Sytuacja rynkowa

W okresie III kwartału 2004 roku średnia cena ropy Brent w notowaniach wyniosła 41,57 USD/bbl i była wyższa od ceny z analogicznego okresu roku ubiegłego o 13,16 USD/bbl tj. o 46,3%. Wzrostowi cen ropy towarzyszyło zwiększenie poziomu dyferencjału URAL/Brent z 1,24 USD/bbl w III kwartale 2003 roku do 4,30 USD/bbl w III kwartale 2004 roku. W III kwartale 2004 roku średnia cena benzyn z notowań wyniosła 433,18 USD/t (wzrost w stosunku do III kwartału 2003 roku o 42,6%). W tym samym okresie zanotowano jeszcze większy od benzyn wzrost cen z notowań oleju napędowego i Ekotermu odpowiednio o 162,34 USD/t i 142,59 USD/t (tj. o 63,5% i 59,0%). Marże z notowań w III kwartale 2004 roku w porównaniu z analogicznym okresem 2003 roku charakteryzowały się wzrostem w przypadku benzyny oraz bardzo wysokim wzrostem dla oleju napędowego i oleju opałowego lekkiego odpowiednio o 33,1%, 151,0% i 155,8%. Nastąpił spadek kursu dolara amerykańskiego o 7,9% (z 3,9328 USD/PLN w III kwartale 2003 roku do 3,6207 USD/PLN w III kwartale 2004 roku) a kurs EUR znajdował się na porównywalnym poziomie (4,4258 PLN/EUR w III kwartale 2003 roku i 4,4251 PLN/EUR w III kwartale 2004 roku).

Wg Głównego Urzędu Statystycznego (GUS) w 2004 roku Polska zanotowała bardzo korzystne wyniki gospodarcze, czego skutkiem była stabilizacja wzrostu gospodarczego na wysokim poziomie. Produkcja przemysłowa wzrosła o 9,3 % w porównaniu z 9 miesiącami 2003 roku.

Z danych Głównego Urzędu Statystycznego wynika również, że w III kwartale 2004 r. ceny towarów i usług konsumpcyjnych wzrosły o 0,6%. W analogicznym kwartale ubiegłego roku nastąpił spadek o 0,6%. Większa była również dynamika cen konsumpcyjnych w skali 9 miesięcy (wzrost o 3,2%, wobec 0,4%). Ceny w zakresie transportu w okresie 9 miesięcy 2004 roku były wyższe niż w analogicznym okresie ubiegłego roku o 6,2%, głównie w wyniku wzrostu cen paliw do środków transportu o 10,3%.

W III kwartale pogłębił się - zapoczątkowany w maju - kryzys na polskim rynku nowych samochodów osobowych. Złożyło się na to wiele przyczyn, przewidywanych już wcześniej przez analityków, w tym zmiany w podatku VAT, wzrost cen oferowanych samochodów, a także wysokie ceny paliw. Kolejnym czynnikiem, który wpływa negatywnie na rynek nowych aut jest rosnący lawinowo import samochodów używanych.

Według danych firmy Samar w okresie 9 miesięcy 2004 roku sprzedano w Polsce 255,7 tys. nowych samochodów, zaledwie o 0,5% więcej niż w porównywalnym okresie 2003 roku, do czego w znacznej mierze przyczyniły się dobre rezultaty z pierwszych czterech miesięcy 2004 roku. We wrześniu klienci kupili 20,6 tys. nowych samochodów osobowych, co oznacza spadek w porównaniu z ubiegłym rokiem o 32,0%. Zdaniem analityków w całym 2004 roku sprzedaż nowych samochodów spadnie do poziomu z 2002 roku (303 tys. sztuk) i nie ma szans na osiągnięcie wyniku z 2003 roku (353 tys. sztuk).

Według szacunków konsumpcja paliw w Polsce w okresie III kwartału 2004 w stosunku do III kwartału roku ubiegłego wzrosła o około 3,3%. Szacunkowy udział sprzedanych przez PKN ORLEN S.A. paliw płynnych w konsumpcji krajowej w okresie 9 miesięcy br. wyniósł dla benzyn 62,9%, dla ON 49,9% i dla Ekotermu 59,1%.

Segment Rafineryjny (Produkcja + Hurt)

Segment Rafineryjny (Produkcja+Hurt)	9 miesięcy zakończone 30 września 2004 (nie badane)		3 miesiące zakończone 30 września 2004 (nie badane)		9 miesięcy zakończone 30 września 2003 (nie badane)		3 miesiące zakończone 30 września 2003 (nie badane)		Zmiana % 9 miesięcy		Zmiana % 3 miesiące	
Wyniki segmentu wg MSSF	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD
Przychody segmentu, w tym:	15 265	4 043	6 015	1 661	11 426	2 936	4 026	1 024	33,6%	37,7%	49,4%	62,2%
Przychody zewnętrzne	10 211	2 705	4 124	1 139	7 176	1 844	2 620	666	42,3%	46,7%	57,4%	71,0%
Przychody wewnętrzne*	5 054	1 338	1 891	522	4 250	1 092	1 406	358	18,9%	22,5%	34,5%	45,8%
Koszty segmentu	13 513	3 579	5 245	1 448	10 453	2 686	3 713	944	29,3%	33,2%	41,3%	53,4%
Wynik segmentu**	**1 752**	**464**	**770**	**213**	**973**	**250**	**313**	**80**	**80,1%**	**85,6%**	**146,0%**	**166,3%**
Sprzedaż zewnętrzna (tys. ton)***	6 623		2 524		5 946		2 274		11,4%		11,0%	
Sprzedaż zewnętrzna produktów (tys. ton)	6 623		2 524		5 943		2 274		11,4%		11,0%	

**)Przychód obejmuje przesunięcia do detalu w wysokości:9 m-cy '03 – 2 198 mln zł, 9 m-cy '04 – 1 987 mln zł, 3 m-ce '03 - 850 mln zł, 3 m-ce '04 - 722 mln zł.*
***)Wynik operacyjny segmentu nieuwzględniający kosztów nieprzypisanych do żadnego segmentu (dotyczących całej Grupy).*
****)Produkty łącznie z materiałami m.in. ropa naftowa.*

Wynik segmentu za III kwartał 2004 roku wyniósł 770 mln zł, podczas gdy w analogicznym okresie ubiegłego roku wynik segmentu wyniósł 313 mln zł. Na wzrost wyniku segmentu wpłynęło zwiększenie przychodów segmentu (o 49,4%), podczas gdy koszty segmentu ogółem wzrosły tylko o 41,3%. Na poziom przychodów i kosztów segmentu duży wpływ miało zaliczenie w III kwartale 2004 roku do segmentu części działalności spółek na terenie Niemiec (około 514 mln zł po stronie przychodów jak i kosztów) oraz ORLEN Petrocentrum sp. z o.o. (około 342 mln zł po stronie przychodów jak i kosztów). W ubiegłym roku spółki te były przypisane w całości do Segmentu Rafineryjnego (Detal). Decyzja o podzieleniu działalności była podyktowana wzrostem udziału sprzedaży hurtowej w tych spółkach.

Realizacja Kompleksowego Programu Redukcji Kosztów Operacyjnych przyniosła oszczędności dla tego segmentu w wysokości 68,3 mln zł.

Pozytywny wpływ na wynik segmentu miał wzrost notowań cen na benzyny, olej napędowy i opałowy lekki w III kwartale 2004 roku w stosunku do analogicznego kwartału 2003 roku odpowiednio o 42,6%, 63,5% i 59,0%. Równocześnie wzrostowi cen towarzyszyło zwiększenie marż z notowań na te produkty oraz wzrost dyferencjału ropy URAL/Brent..

W III kwartale 2004 roku wzrosła ilościowa sprzedaż zewnętrzna oleju napędowego i benzyn odpowiednio o 24,3% i 12,0% w porównaniu z analogicznym kwartałem ubiegłego roku. Tendencję wzrostową odnotowano również w odniesieniu do Ekotermu, którego sprzedaż w III kwartale 2004 roku wzrosła w stosunku do analogicznego kwartału ubiegłego roku o 34,7%. Sprzedaż ilościowa produktów lekkich ogółem wzrosła o 22,8%. Wzrost sprzedaży ilościowej paliw wynika m.in. z zaliczenia w III kwartale 2004 do segmentu części działalności spółek na terenie Niemiec oraz ORLEN Petrocentrum sp. z o.o. oraz wzrostu konsumpcji ilościowej paliw w Polsce o około 3,3% w stosunku do III kwartału 2003 roku.

Po III kwartałach wynik segmentu wyniósł 1 752 mln zł, co oznacza wzrost w porównaniu z analogicznym okresem 2003 roku o 779 mln zł.

Segment Rafineryjny (Detal)

Segment Rafineryjny (Detal)	9 miesięcy zakończone 30 września 2004 (nie badane)		3 miesiące zakończone 30 września 2004 (nie badane)		9 miesięcy zakończone 30 września 2003 (nie badane)		3 miesiące zakończone 30 września 2003 (nie badane)		Zmiana % 9 miesięcy		Zmiana % 3 miesiące	
Wyniki segmentu wg MSSF	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD
Przychody segmentu, w tym:	8 646	2 290	3 131	865	7 918	2 035	3 239	823	9,2%	12,5%	-3,3%	5,1%
Przychody zewnętrzne	8 622	2 284	3 120	862	7 608	1 955	3 112	791	13,3%	16,8%	0,3%	9,0%
Przychody wewnętrzne	24	6	11	3	310	80	127	32	-92,3%	-92,5%	-91,3%	-90,6%
Koszty segmentu	8 532	2 260	3 050	843	7 841	2 015	3 177	807	8,8%	12,2%	-4,0%	4,5%
Wynik segmentu*	**114**	**30**	**81**	**22**	**77**	**20**	**62**	**16**	**48,1%**	**50,0%**	**30,6%**	**37,5%**
Sprzedaż zewnętrzna (tys. ton)	2 493		894		2 816		1 163		-11,5%		-23,1%	

*) *Wynik operacyjny segmentu nieuwzględniający kosztów nieprzypisanych do żadnego segmentu (dotyczących całej Grupy)*

W III kwartale 2004 roku przychody segmentu w porównaniu z III kwartałem 2003 roku spadły o 108 mln zł (o 3,3%), natomiast koszty zmniejszyły się o 127 mln zł (o 3,4%). Większą dynamikę spadku kosztów odnotowano m.in. dzięki realizacji Kompleksowego Programu Redukcji Kosztów Operacyjnych, która przyniosła oszczędności dla tego segmentu w wysokości 48,2 mln zł.

Spadkowi przychodów segmentu towarzyszył spadek sprzedaży ilościowej (o 23,1%), co wynika m.in. ze zmiany zasad prezentacji wyników w segmentach. W III kwartale 2004 roku sprzedaż spółek niemieckich została częściowo zakwalifikowana do segmentu Rafineria (Produkcja+Hurt), podczas gdy w III kwartale 2003 roku całość działalności tych spółek przypisana była do segmentu Rafineria (Detal). Dynamika sprzedaży detalicznej na rynku krajowym w III kwartale 2004 roku w stosunku do III kwartału 2003 roku wyniosła 96,9%, natomiast za III kwartały 2004 roku w porównaniu z analogicznym okresem roku ubiegłego dynamika ta wyniosła 98,5%. Przychody osiągnięte przez spółki niemieckie w III kwartale 2004 roku i przypisane do tego segmentu wyniosły 1 741 mln zł, podczas gdy w analogicznym kwartale 2003 roku 1 912 mln zł.

W III kwartale 2004 roku w porównaniu z III kwartałem ubiegłego roku nastąpił spadek jednostkowych marż w detalu uzyskiwanych przez PKN ORLEN S.A. na oleju napędowym o 21,4% natomiast na benzynach nastąpił wzrost o 20,0%. W III kwartale 2004 roku w stosunku do III kwartału ubiegłego roku nastąpił wzrost o 5,4% marży uzyskanej na towarach pozapaliwowych w PKN ORLEN S.A. Przychody ze sprzedaży tych towarów w Grupie wyniosły 219 mln zł w III kwartale 2004 roku, co oznacza wzrost o 7,9% w stosunku do analogicznego okresu 2003 roku.

W III kwartale 2004 roku, w wyniku szeregu działań promocyjnych prowadzonych przez PKN ORLEN S.A. nastąpił dalszy wzrost ilościowej sprzedaży detalicznej paliw realizowanej w ramach programu FLOTA o 23,1% w stosunku do III kwartału 2003 roku, odnotowano nieznaczny spadek udziału sprzedaży paliw w ramach programu VITAY w sprzedaży detalicznej paliw ogółem o 5,0 pkt %.

W efekcie oddziaływania powyższych czynników w III kwartale 2004 roku zysk segmentu w porównaniu do III kwartału ubiegłego roku zwiększył się o 19 mln zł i wyniósł 81 mln zł (w III kwartale 2003 roku zysk w wysokości 62 mln zł). Działalność spółek na terenie Niemiec dotycząca tego segmentu zamknęła się w III kwartale 2004 zyskiem operacyjnym w wysokości 4 mln zł, podczas gdy w III kwartale ubiegłego roku zysk operacyjny spółek niemieckich wyniósł 9 mln zł.

Po III kwartałach 2004 roku wynik segmentu wyniósł 114 mln zł, podczas gdy w analogicznym okresie 2003 roku zysk segmentu osiągnął poziom 77 mln zł.

Segment Chemiczny

Segment Chemiczny	9 miesięcy zakończone 30 września 2004 (nie badane)		3 miesiące zakończone 30 września 2004 (nie badane)		9 miesięcy zakończone 30 września 2003 (nie badane)		3 miesiące zakończone 30 września 2003 (nie badane)		Zmiana % 9 miesięcy		Zmiana % 3 miesiące	
Wyniki segmentu wg MSSF	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD
Przychody segmentu, w tym:	3 985	1 056	1 474	407	3 381	869	1 085	276	17,9%	21,5%	35,9%	47,5%
Przychody zewnętrzne	2 872	761	1 050	290	2 350	604	744	189	22,2%	26,0%	41,1%	53,4%
Przychody wewnętrzne	1 074	285	406	112	1 031	265	341	87	4,2%	7,5%	19,1%	28,7%
Wart. roz. transakc. zabezp.	39	10	18	5								
Koszty segmentu	3 430	909	1 258	347	3 035	780	1 031	262	13,0%	16,5%	22,0%	32,4%
Wynik segmentu*	**555**	**147**	**216**	**60**	**346**	**89**	**54**	**14**	**60,4%**	**65,2%**	**300,0%**	**328,6%**
Sprzedaż zewnętrzna (tys. ton)	1 648		579		1 641		575		0,4%		0,7%	

*) *Wynik operacyjny segmentu nieuwzględniający kosztów nieprzypisanych do żadnego segmentu (dotyczących całej Grupy)*

W okresie III kwartału 2004 roku wynik segmentu wyniósł 216 mln zł, podczas gdy w III kwartale 2003 roku osiągnął poziom 54 mln zł. Przychody segmentu były wyższe o 389 mln zł (o 35,9%) przy nieznacznie wyższej ilościowej sprzedaży zewnętrznej (o 0,7%). Jest to efekt poprawy koniunktury na petrochemikalia, a głównie na produkty sprzedawane przez PKN ORLEN S.A. i ANWIL S.A. W III kwartale 2004 roku odnotowano wzrost sprzedaży ilościowej głównych produktów tych spółek. Wzrostowi ilościowemu towarzyszył jeszcze wyższy wzrost wartości sprzedaży m.in. następujących produktów: etylenu (o 46,3%), propylenu (o 53,1%), benzenu (o 226,1%), saletry amonowej (o 22,4%), polichlorku winylu (o 41,3%), CANWILU (o 35,5%). Zysk operacyjny PKN ORLEN S.A. i ANWIL S.A. w III kwartale 2004 roku przypisany do tego segmentu wyniósł odpowiednio 182 mln zł i 64 mln zł, podczas gdy w III kwartale 2003 roku PKN ORLEN S.A. wypracował 31 mln zł zysku. Na dobre wyniki spółek w tym segmencie wpłynęła szczytowa koniunktura na rynkach światowych oraz wzrost popytu na rynku nawozów.

Realizacja Kompleksowego Programu Redukcji Kosztów Operacyjnych przyniosła oszczędności dla tego segmentu w wysokości 8,6 mln zł.

Po III kwartałach 2004 roku wynik segmentu wyniósł 555 mln zł i był wyższy od osiągniętego w analogicznym okresie ubiegłego roku o 60,4%.

Pozostała działalność

Pozostała działalność	9 miesięcy zakończone 30 września 2004 (nie badane)		3 miesiące zakończone 30 września 2004 (nie badane)		9 miesięcy zakończone 30 września 2003 (nie badane)		3 miesiące zakończone 30 września 2003 (nie badane)		Zmiana % 9 miesięcy		Zmiana % 3 miesiące	
Wyniki segmentu wg MSSF	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD	mln zł	mln USD
Przychody segmentu, w tym:	1 051	278	332	92	1 210	311	407	103	-13,1%	-10,6%	-18,4%	-10,7%
Przychody zewnętrzne	478	127	157	43	371	95	134	34	28,8%	33,7%	17,2%	26,5%
Przychody wewnętrzne	573	151	175	49	839	216	273	69	-31,7%	-30,1%	-35,9%	-29,0%
Koszty segmentu	979	259	319	88	1 165	299	376	95	-16,0%	-13,4%	-15,2%	-7,4%
Wynik segmentu*	**72**	**19**	**13**	**4**	**45**	**12**	**31**	**8**	**60,0%**	**58,3%**	**-58,1%**	**-50,0%**
Sprzedaż zewnętrzna (tys. ton)	144		56		63		23		128,6%		143,5%	

*) *Wynik operacyjny segmentu nieuwzględniający kosztów nieprzypisanych do żadnego segmentu (dotyczących całej Grupy)*

Do segmentu „Pozostała działalność" oprócz obszarów produkujących media energetyczne oraz świadczących usługi w PKN ORLEN S.A., zaliczanych jest szereg podmiotów wyodrębnionych głównie w procesie restrukturyzacji.

Na pozostałej działalności odnotowano w III kwartale 2004 roku zysk w wysokości 13 mln zł, podczas gdy w III kwartale ubiegłego roku działalność tego segmentu zamknęła się zyskiem w wysokości 31 mln zł. Na spadek wyniku wpłynęło głównie dowiązanie rezerwy dotyczącej przyszłych ewentualnych zobowiązań PKN ORLEN S.A. wobec Zakładu Energetycznego w Płocku w wysokości 28,1 mln zł (powództwo z tytułu opłaty producenta). Realizacja Kompleksowego Programu Redukcji Kosztów Operacyjnych przyniosła oszczędności dla tego segmentu w III kwartale w wysokości 56,9 mln zł.

Po III kwartałach zysk segmentu wyniósł 72 mln zł, podczas w analogicznym okresie 2003 roku zysk segmentu wyniósł 45 mln zł.

Przegląd finansów

Rachunek zysków i strat

W okresie III kwartału 2004 roku zysk na sprzedaży wyniósł 1 735 mln zł i był wyższy od zysku z analogicznego okresu ubiegłego roku o 613 mln zł tj. o 54,6%. Jest to efekt większego wzrostu przychodów ze sprzedaży (o 1 860 mln zł), niż kosztu własnego sprzedaży (o 1 247 mln zł). Przyrost sprzedaży zewnętrznej odnotowano we wszystkich segmentach Grupy, a najwyższy przyrost wystąpił w Segmencie Rafineryjnym (Produkcja + Hurt), którego wartość sprzedaży zewnętrznej wzrosła o 1 504 mln zł (tj. o 57,4%) i Segmencie Chemicznym, którego wartość sprzedaży zewnętrznej wzrosła o 306 mln zł (tj. o 41,1%). Zasadniczy wpływ na poziom przychodów w Segmencie Rafineryjnym (Produkcja + Hurt) miało objęcie konsolidacją części działalności spółek prowadzących działalność gospodarczą na terenie Niemiec oraz wzrost notowań cen na paliwa. Wartość sprzedaży w III kwartale 2004 roku spółek niemieckich wyniosła 2 241 mln zł, podczas gdy w III kwartale ubiegłego roku 1 912 mln zł.

W okresie III kwartału 2004 roku, w porównaniu z III kwartałem roku ubiegłego, koszty sprzedaży zmniejszyły się o 41 mln zł (tj. o 7,2%) i wyniosły 528 mln zł. W III kwartale 2004 roku zanotowano spadek, w porównaniu do analogicznego kwartału roku ubiegłego, kosztów ogólnego zarządu o 30 mln zł (o 12,9%) do poziomu 202 mln zł.

Zysk na pozostałej działalności operacyjnej w III kwartale 2004 roku wyniósł 10 mln zł. Przychody finansowe w III kwartale 2004 roku wyniosły 90 mln zł i spadły w porównaniu z analogicznym kwartałem ubiegłego roku o 14 mln zł. Grupa odnotowała również spadek kosztów finansowych o 83 mln zł, co jest m.in. wynikiem zmniejszenia zadłużenia kredytowego. Wpływ na wynik na działalności finansowej miał również spadek kursów walut obcych, przynoszący pozytywne różnice kursowe. W efekcie powyższych czynników zysk na tej działalności w III kwartale 2004 roku wyniósł 21 mln zł, podczas gdy w analogicznym kwartale ubiegłego roku Grupa zanotowała stratę 48 mln zł.

W III kwartale 2004 roku wartość udziału w wyniku finansowym jednostek konsolidowanych metodą praw własności wyniosła 25 mln zł, w III kwartale 2003 roku 21 mln zł.

Wysokość podatku dochodowego w III kwartale 2004 roku wyniosła 205 mln zł, co oznacza wzrost w stosunku do analogicznego okresu roku ubiegłego o 145 mln zł wynikający głównie z wyższego zysku przed opodatkowaniem.

Powyższe czynniki ukształtowały zysk netto w III kwartale 2004 roku na poziomie 837 mln zł tj. o 584 mln zł powyżej zysku z analogicznego okresu 2003 roku.

W okresie trzech kwartałów 2004 roku zysk netto wyniósł 1 832 mln zł i był wyższy od zysku z analogicznego okresu ubiegłego roku o 1 064 mln zł.

Bilans

Na koniec III kwartału 2004 roku suma aktywów wyniosła 19 199 mln zł i wzrosła o 12,0% w stosunku do stanu na 31 grudnia 2003 roku. Majątek trwały zmniejszył się w stosunku do 31 grudnia 2003 roku o 98 mln zł (o 0,9%) i osiągnął wartość 10 617 mln zł głównie w wyniku zmniejszenia rzeczowego majątku trwałego o 160 mln zł w stosunku do stanu na 31 grudnia 2003 roku. Na koniec III kwartału 2004 roku wzrosła wartość majątku obrotowego z 6 434 mln zł na 31 grudnia 2003 roku do 8 582 mln zł. Główny wpływ na wzrost majątku obrotowego miał wzrost stanu zapasów, należności z tytułu dostaw i innych i krótkoterminowych papierów wartościowych oraz środków pieniężnych odpowiednio o 438 mln zł (o 14,3%), o 846 mln zł (o 33,7%) i o 873 mln zł (o 138,8%).

Kapitał własny na koniec III kwartału 2004 roku wyniósł 11 045 mln zł i wzrósł o 1 535 mln zł, tj. o 16,1% w stosunku do stanu z końca 2003 roku, głównie w wyniku wzrostu zysków zatrzymanych (1 554 mln zł). Zobowiązania długoterminowe wyniosły 2 866 mln zł i wzrosły w odniesieniu do końca 2003 roku o 121 mln zł, głównie z tytułu zwiększenia zobowiązań z tytułu kredytów i pożyczek oraz rezerw. Zwiększył się również stan zobowiązań krótkoterminowych z 4 467 mln zł na 31 grudnia 2003 roku do 4 835 mln zł na 30 września 2004 roku. W zakresie zobowiązań krótkoterminowych wystąpił wzrost wartości zobowiązań i rozliczeń międzyokresowych biernych (o 1 131 mln zł) oraz spadek wartości kredytów i pożyczek (o 849 mln zł). Zadłużenie Grupy ogółem (kredyty, pożyczki i papiery wartościowe) osiągnęło na 30 września 2004 roku poziom 2 239 mln zł, co oznacza spadek o 792 mln zł w porównaniu do stanu na koniec 2003 roku.

Cash flow

Przepływy pieniężne netto z działalności operacyjnej wyniosły w III kwartale 2004 roku 1 149 mln zł i wzrosły o 162 mln zł w porównaniu z analogicznym okresem 2003 roku. Na nieznaczne zwiększenie przepływów środków pieniężnych netto z działalności operacyjnej w III kwartale 2004 roku wpłynął przede wszystkim: wyższy o 584 mln zł zysk netto oraz pozytywne tendencje w zakresie zobowiązań i rozliczeń miedzyokresowych biernych (w III kwartale 2004 roku wzrost o 299 mln zł, przy wzroście w III kwartale 2003 roku o 243 mln zł.). Niekorzystne tendencje w porównaniu z III kwartałem 2003 roku odnotowano w zakresie stanu należności i zapasów (w III kwartale 2004 roku wzrost odpowiednio o 183 mln zł i 128 mln zł, przy spadku w III kwartale 2003 roku odpowiednio o 16 mln zł i 147 mln zł).

Wydatki środków pieniężnych z działalności inwestycyjnej wyniosły w III kwartale 2004 roku 544 mln zł i wzrosły w stosunku do analogicznego kwartału ubiegłego roku o 254 mln zł. Wzrost w III kwartale 2004 roku tych wydatków wynika głównie z nabycia krótkoterminowych papierów wartościowych. PKN ORLEN S.A. w III kwartale 2004 roku dokonywał transakcji zakupu papierów wartościowych na rynku wtórnym (bony skarbowe, obligacje, papiery komercyjne) w celu lokowania krótkoterminowych nadwyżek finansowych. Podobnie jak w analogicznym okresie roku ubiegłego w III kwartale 2004 roku Grupa zanotowała ujemne saldo przepływów środków pieniężnych z działalności finansowej w wysokości 416 mln zł (w III kwartale 2003 roku 428 mln zł), co oznacza spłatę zadłużenia z tytułu kredytów, dłużnych papierów wartościowych i pożyczek. W III kwartale 2004 roku wydatki netto z tytułu zaciągnięcia i spłaty kredytów, dłużnych papierów wartościowych i pożyczek wyniosły 120 mln zł, podczas gdy w III kwartale ubiegłego roku wydatki te wyniosły 339 mln zł.

Po III kwartałach 2004 roku przepływy z działalności operacyjnej wyniosły 2 793 mln zł, o 1 352 mln zł więcej niż w analogicznym okresie 2003 roku.

Wydatki środków pieniężnych z tytułu działalności inwestycyjnej po III kwartałach 2004 roku w kwocie 1 333 mln zł wynikają głównie z wydatków na inwestycje w rzeczowy majątek trwały (1 057 mln zł) i nabycia krótkoterminowych papierów wartościowych (504 mln zł), natomiast po III kwartałach 2003 roku wynosiły one 1 151 mln zł, a znaczącą pozycją były inwestycje w rzeczowy majątek trwały (929 mln zł) oraz nabycie działalności w Niemczech (292 mln zł).

Spłata długoterminowych i krótkoterminowych pożyczek i kredytów oraz płatność dywidendy na rzecz akcjonariuszy spowodowały wypływ netto środków pieniężnych z działalności finansowej, który po III kwartałach 2004 roku wyniósł 996 mln zł.

Na koniec III kwartału 2004 roku stan środków pieniężnych wyniósł 1 026 mln zł, czyli o 377 mln zł więcej niż na koniec analogicznego okresu ubiegłego roku. Wzrost środków jest efektem dobrych wyników w działalności operacyjnej. Nadwyżka finansowa zgromadzona przez Grupę ma w przeważającej części charakter krótkoterminowy i będzie wykorzystana przede wszystkim dla finansowania transakcji zakupu Unipetrol.

ZAŁĄCZNIK I

POLSKI KONCERN NAFTOWY ORLEN S.A.
SKONSOLIDOWANE SKRÓCONE RACHUNKI ZYSKÓW I STRAT
za okresy 9 i 3 miesięcy zakończone 30 września 2004 roku i 30 września 2003 roku

(Dane w milionach złotych)

WYSZCZEGÓLNIENIE	9 miesięcy zakończone 30 września 2004 (nie badane)	3 miesiące zakończone 30 września 2004 (nie badane)	9 miesięcy zakończone 30 września 2003 (nie badane)	3 miesiące zakończone 30 września 2003 (nie badane)	Zmiana % 9 miesięcy	Zmiana % 3 miesiące
Przychody ze sprzedaży	**22 222**	**8 469**	**17 504**	**6 609**	**27,0%**	**28,1%**
Koszt własny sprzedaży	17 729	6 734	14 211	5 487	24,8%	22,7%
Zysk na sprzedaży	**4 493**	**1 735**	**3 293**	**1 122**	**36,4%**	**54,6%**
Pozostałe przychody operacyjne	**209**	**85**	**310**	**73**	**-32,6%**	**16,4%**
Koszty sprzedaży	1 595	528	1 595	569	0,0%	-7,2%
Koszty ogólnego zarządu	621	202	691	232	-10,1%	-12,9%
Pozostałe koszty operacyjne	307	75	202	44	52,0%	70,5%
Zysk operacyjny	**2 179**	**1 015**	**1 115**	**350**	**95,4%**	**190,0%**
Przychody finansowe	270	90	236	104	14,4%	-13,5%
Koszty finansowe	209	69	322	152	-35,1%	-54,6%
Udział w wyniku finansowym jednostek konsolidowanych metodą praw własności	71	25	42	21	69,0%	19,0%
Zysk przed opodatkowaniem	**2 311**	**1 061**	**1 071**	**323**	**115,8%**	**228,5%**
Podatek dochodowy od osób prawnych	436	205	276	60	58,0%	241,7%
Zysk po opodatkowaniu	1 875	856	795	263	135,8%	225,5%
Zysk akcjonariuszy mniejszościowych	43	19	27	10	59,3%	90,0%
Zysk netto	**1 832**	**837**	**768**	**253**	**138,5%**	**230,8%**

ZAŁĄCZNIK II

POLSKI KONCERN NAFTOWY ORLEN S.A.
SKONSOLIDOWANE SKRÓCONE BILANSE
na 30 września 2004 roku i 31 grudnia 2003 roku
(Dane w milionach złotych)

WYSZCZEGÓLNIENIE	30.09.2004 (nie badane)	31.12.2003	Zmiana %
AKTYWA			
Majątek trwały			
Rzeczowy majątek trwały	9 647	9 807	-1,6%
Ujemna wartość firmy	-246	-273	-9,9%
Wartości niematerialne	112	121	-7,4%
Aktywa finansowe	546	534	2,2%
Akcje i udziały w jednostkach konsolidowanych metodą praw własności	527	493	6,9%
Podatek odroczony – aktywa	22	15	46,7%
Pozostały majątek trwały	9	18	-50,0%
Majątek trwały razem	**10 617**	**10 715**	-0,9%
Majątek obrotowy			
Zapasy	3 496	3 058	14,3%
Należności z tytułu dostaw i inne	3 359	2 513	33,7%
Należności z tytułu podatku dochodowego	1	65	-98,5%
Krótkoterminowe papiery wartościowe	476	67	610,4%
Czynne rozlicz. międzyokresowe kosztów	122	80	52,5%
Środki pieniężne	1 026	562	82,6%
Inne aktywa finansowe	102	89	14,6%
Majątek obrotowy razem	**8 582**	**6 434**	33,4%
Aktywa razem	**19 199**	**17 149**	12,0%
PASYWA			
Kapitał własny			
Kapitał akcyjny	534	534	0,0%
Kapitał zapasowy	1 359	1 359	0,0%
Rachunkowość zabezp. przepływów pieniężnych	20		
Kapitał rezerwowy z aktualizacji wyceny	856	856	0,0%
Różnice kursowe z przeliczenia jednostek podporządkowanych	23	62	-62,9%
Zyski zatrzymane	8 253	6 699	23,2%
Kapitał własny razem	**11 045**	**9 510**	16,1%
Kapitał akcjonariuszy mniejszościowych	**453**	**427**	6,1%
Zobowiązania długoterminowe			
Kredyty i pożyczki	1 893	1 836	3,1%
Rezerwy	709	616	15,1%
Rezerwa na podatek odroczony	264	293	-9,9%
Zobowiązania długoterminowe razem	**2 866**	**2 745**	4,4%
Zobowiązania krótkoterminowe			
Zobowiązania i rozl. międzyokresowe bierne	4 362	3 231	35,0%
Zobowiązania z tytułu podatku dochodowego	75	-	
Kredyty i pożyczki	346	1 195	-71,0%
Przychody przyszłych okresów	36	14	157,1%
Pozostałe zobowiązania finansowe	16	27	-40,7%
Zobowiązania krótkoterminowe razem	**4 835**	**4 467**	8,2%
Pasywa razem	**19 199**	**17 149**	12,0%

ZAŁĄCZNIK III

POLSKI KONCERN NAFTOWY ORLEN S.A.
SKONSOLIDOWANE SKRÓCONE RACHUNKI PRZEPŁYWÓW PIENIĘŻNYCH
za okresy 9 i 3 miesięcy zakończone 30 września 2004 roku i 30 września 2003 roku

(Dane w milionach złotych)

WYSZCZEGÓLNIENIE	9 miesięcy zakończone 30 września 2004 (nie badane)	3 miesiące zakończone 30 września 2004 (nie badane)	9 miesięcy zakończone 30 września 2003 (nie badane)	3 miesiące zakończone 30 września 2003 (nie badane)	Zmiana 9 miesięcy	Zmiana 3 miesiące
Przepływy środków pieniężnych z działalności operacyjnej						
Zysk netto	**1 832**	**837**	**768**	253	**1064**	**584**
Korekty o pozycje:				0		
Zysk akcjonariuszy mniejszościowych	43	19	27	10	16	9
Udział w wyniku finansowym jednostek konsolidowanych metodą praw własności	-71	-25	-42	-21	-29	-4
Amortyzacja	907	298	890	297	17	1
Odsetki i dywidendy, netto	-41	8	29	13	-70	-5
Podatek dochodowy od zysku przed opodatkowaniem	436	205	276	60	160	145
Zysk/Strata na działalności inwestycyjnej	34	-29	-2	27	36	-56
Zmniejszenie / (zwiększenie) stanu należności	-872	-183	-228	16	-644	-199
Zmniejszenie / (zwiększenie) stanu zapasów	-449	-128	-113	147	-336	-275
(Zmniejszenie) / zwiększenie stanu zobowiązań i rozliczeń międzyokresowych biernych	1 235	299	126	243	1 109	56
(Zmniejszenie) / zwiększenia stanu rezerw	100	20	-30	-40	130	60
Pozostałe korekty	-26	2	-15	60	-11	-58
Podatek dochodowy zapłacony	-335	-174	-245	-78	-90	-96
Środki pieniężne netto z działalności operacyjnej	**2 793**	**1 149**	**1 441**	**987**	**1 352**	**162,0**
Przepływy środków pieniężnych z działalności inwestycyjnej						
Nabycie składników rzeczowego majątku trwałego oraz wartości niematerialnych	-1 057	-420	-929	-463	-128	43
Wpływy z tytułu sprzedaży składników rzeczowego majątku trwałego	51	36	23	15	28	21
Wpływy z tytułu sprzedaży aktywów dostępnych do sprzedaży	40	33	6	3	34	30
Nabycie aktywów dostępnych do sprzedaży	-44	-17	-40	-2	-4	-15
Nabycie działalności w Niemczech pomniejszone o saldo nabytych środków pieniężnych	0	0	-292	127	292	-127
Nabycie krótkoterminowych papierów wartościowych	-504	-211	-42	-13	-462	-198
Wpływy z tytułu sprzedaży krótkoterminowych papierów wartościowych	90	25	24	5	66	20
Dywidendy i odsetki otrzymane	88	4	71	5	17	-1
Pozostałe	3	6	28	33	-25	-27
Środki pieniężne netto wykorzystane w działalności inwestycyjnej	**-1 333**	**-544**	**-1 151**	**-290**	**-182**	**-254**

Przepływy środków pieniężnych z działalności finansowej						
Wpływy z długoterminowych i krótkoterminowych pożyczek i kredytów	784	139	3 576	1 420	-2 792	-1 281
Spłata długoterminowych i krótkoterminowych pożyczek i kredytów	-1 448	-259	-3 228	-1 759	1 780	1 500
Zapłacone odsetki	-46	-15	-102	-27	56	12
Płatności dywidend na rzecz akcjonariuszy	-278	-278	-59	-59	-219	-219
Pozostałe	-8	-3	-6	-3	-2	0
Środki pieniężne netto otrzymane/(wykorzystane) w działalności finansowej	**-996**	**-416**	**181**	**-428**	**-1 177**	**12**
Zmiana stanu środków pieniężnych netto	**464**	**189**	**471**	**269**	**-7**	**-80**
Środki pieniężne na początku okresu	**562**	**837**	**178**	**380**	**384**	**457**
Środki pieniężne na koniec okresu	**1 026**	**1 026**	**649**	**649**	**377**	**377**

ZAŁĄCZNIK IV

POLSKI KONCERN NAFTOWY ORLEN S.A.
KLUCZOWE DANE FINANSOWE
W PODZIALE NA SEGMENTY DZIAŁALNOŚCI
za okresy 9 i 3 miesięcy zakończone
30 września 2004 roku i 30 września 2003 roku

(Dane w milionach złotych)

WYSZCZEGÓLNIENIE	9 miesięcy zakończone 30 września 2004 (nie badane)	3 miesiące zakończone 30 września 2004 (nie badane)	9 miesięcy zakończone 30 września 2003 (nie badane)	3 miesiące zakończone 30 września 2003 (nie badane)	Zmiana % 9 miesięcy	Zmiana % 3 miesiące
PRZYCHODY ZE SPRZEDAŻY ZEWNĘTRZNEJ[1]						
Segment rafineryjny (produkcja+hurt)	10 211	4 124	7 176	2 620	42,3%	57,4%
Segment rafineryjny (detal)	8 622	3 120	7 608	3 112	13,3%	0,3%
Segment chemiczny	2 872	1 050	2 350	744	22,2%	41,1%
Pozostała działalność	478	157	371	134	28,8%	17,2%
ŁĄCZNIE	**22 183**	**8 451**	**17 505**	**6 610**	**26,7%**	**27,9%**
WYNIK SEGMENTU[2]						
Segment rafineryjny (produkcja+hurt)	1 752	770	973	313	80,1%	146,0%
Segment rafineryjny (detal)	114	81	77	62	48,1%	30,6%
Segment chemiczny	555	216	346	54	60,4%	300,0%
Pozostała działalność	72	13	45	31	60,0%	
Wyłączenia						
Suma pozycji nieprzypisanych	-314	-65	-326	-110		
ŁĄCZNIE	**2 179**	**1 015**	**1 115**	**350**	**95,4%**	**190,0%**
NAKŁADY NA ŚRODKI TRWAŁE						
Segment rafineryjny (produkcja+hurt)	290	150	396	142	-26,8%	5,6%
Segment rafineryjny (detal)	189	74	154	66	22,7%	12,1%
Segment chemiczny	406	133	358	225	13,4%	-40,9%
Pozostała działalność	48	19	89	26	-46,1%	-26,9%
Suma pozycji nieprzypisanych	23	8	27	7	-14,8%	14,3%
ŁĄCZNIE SEGMENTY	**956**	**384**	**1 024**	**466**	**-6,6%**	**-17,6%**
AMORTYZACJA						
Segment rafineryjny (produkcja+hurt)	455	152	481	157	-5,4%	-3,2%
Segment rafineryjny (detal)	171	54	125	45	36,8%	20,0%
Segment chemiczny	170	56	150	48	13,3%	16,7%
Pozostała działalność	110	36	127	42	-13,4%	-14,3%
Suma pozycji nieprzypisanych	25	7	27	9	-7,4%	-22,2%
ŁĄCZNIE SEGMENTY	**931**	**305**	**910**	**301**	**2,3%**	**1,3%**

1. Przychody ze sprzedaży zewnętrznej zawierają wyłącznie sprzedaż do podmiotów trzecich poza Grupę PKN ORLEN.
2. Wynik segmentu zawiera zysk ze sprzedaży do podmiotów trzecich oraz transfer do innych segmentów.

ZAŁĄCZNIK V

POLSKI KONCERN NAFTOWY ORLEN S.A.
KLUCZOWE DANE OPERACYJNE

za okresy 9 i 3 miesięcy zakończone 30 września 2004 roku i 30 września 2003 roku

(Dane w tonach)

WYSZCZEGÓLNIENIE	9 miesięcy zakończone 30 września 2004 (nie badane)	3 miesiące zakończone 30 września 2004 (nie badane)	9 miesięcy zakończone 30 września 2003 (nie badane)	3 miesiące zakończone 30 września 2003 (nie badane)	Zmiana % 9 miesięcy	Zmiana % 3 miesiące
PRZERÓB ROPY NAFTOWEJ (tys. ton)	**9 328**	**3 372**	**9 119**	**3 089**	**2,3%**	**9,2%**
PRODUKCJA RAFINERYJNA						
Benzyny	2 055 875	727 048	2 020 961	678 630	1,7%	7,1%
Oleje napędowe	2 551 337	887 380	2 285 578	759 747	11,6%	16,8%
Olej opałowy III	462 003	185 697	521 680	120 041	-11,4%	54,7%
Ekoterm	1 168 538	426 118	1 101 146	386 453	6,1%	10,3%
Jet A-1	247 009	112 596	190 532	95 144	29,6%	18,3%
Gaz płynny	146 280	50 704	157 852	43 536	-7,3%	16,5%
Pozostałe produkty rafineryjne	1 063 178	502 654	1 081 041	454 024	-1,7%	10,7%
ŁĄCZNIE	**7 694 220**	**2 892 197**	**7 358 790**	**2 537 575**	**4,6%**	**14,0%**
SPRZEDAŻ PRODUKTÓW RAFINERYJNYCH						
Benzyny	2 812 382	1 004 657	2 672 832	1 063 447	5,2%	-5,5%
Oleje napędowe	2 988 526	1 099 283	2 729 843	1 055 328	9,5%	4,2%
Olej opałowy III	325 039	108 493	386 522	82 634	-15,9%	31,3%
Ekoterm	1 342 816	520 168	1 258 510	448 547	6,7%	16,0%
Jet A-1	264 068	119 274	203 145	103 892	30,0%	14,8%
Gaz płynny	227 126	79 702	241 392	94 785	-5,9%	-15,9%
Pozostałe produkty rafineryjne	1 156 367	486 431	1 266 460	587 913	-8,7%	-17,3%
ŁĄCZNIE	**9 116 324**	**3 418 008**	**8 758 704**	**3 436 546**	**4,1%**	**-0,5%**
PRODUKCJA PETROCHEMICZNA						
Polietylen	0	0	26 868	0	-100,0%	-
Polipropylen	0	0	25 103	0	-100,0%	-
Etylen	117 071	42 141	97 982	42 001	19,5%	0,3%
Glikole	77 788	27 589	75 294	23 643	3,3%	16,7%
Propylen	159 021	62 674	144 057	58 655	10,4%	6,9%
Saletra amonowa	371 539	100 838	315 655	101 567	17,7%	-0,7%
CANWIL	235 279	81 947	233 795	96 940	0,6%	-15,5%
Polichlorek winylu	167 055	61 503	163 350	59 426	2,3%	3,5%
Pozostałe produkty petrochemiczne	491 705	180 442	479 347	152 197	2,6%	18,6%
ŁĄCZNIE	**1 619 458**	**557 134**	**1 561 451**	**534 429**	**3,7%**	**4,2%**
SPRZEDAŻ PRODUKTÓW PETROCHEMICZNYCH						
Polietylen	16 334	2 524	42 148	7 441	-61,2%	-66,1%
Polipropylen	14 074	2 546	41 784	5 732	-66,3%	-55,6%
Etylen	116 834	41 476	96 689	40 431	20,8%	2,6%
Glikole	79 297	27 392	75 460	26 138	5,1%	4,8%
Propylen	158 607	61 839	139 266	55 454	13,9%	11,5%

ORLEN

Polski Koncern Naftowy ORLEN
Spółka Akcyjna

Wyniki Grupy PKN ORLEN za III kwartał 2004 roku wg MSSF

Saletra amonowa	372 723	113 961	343 904	106 476	8,4%	7,0%
CANWIL	238 369	92 218	234 167	73 417	1,8%	25,6%
Polichlorek winylu	168 723	58 567	164 367	61 904	2,7%	-5,4%
Pozostałe produkty petrochemiczne	482 880	178 646	502 732	197 684	-3,9%	-9,6%
ŁĄCZNIE	**1 647 841**	**579 169**	**1 640 517**	**574 677**	**0,4%**	**0,8%**

ZAŁĄCZNIK VI

POLSKI KONCERN NAFTOWY ORLEN S.A.
SPRZEDAŻ GŁÓWNYCH PRODUKTÓW

za okresy 9 i 3 miesięcy zakończone 30 września 2004 roku i 30 września 2003 roku

(Dane w tonach)

Ilościowa sprzedaż produktów lekkich w Grupie PKN ORLEN S.A.	9 miesięcy zakończone 30 września 2004 (nie badane)	3 miesiące zakończone 30 września 2004 (nie badane)	9 miesięcy zakończone 30 września 2003 (nie badane)	3 miesiące zakończone 30 września 2003 (nie badane)	Zmiana % 9 miesięcy	Zmiana % 3 miesiące
Sprzedaż hurtowa głównych produktów lekkich, w tym:	**5 009 473**	**1 886 382**	**4 123 494**	**1 536 616**	**21,5%**	**22,8%**
- benzyny	1 365 132	488 577	1 155 132	436 393	18,2%	12,0%
- olej napędowy	2 037 802	758 472	1 669 978	610 334	22,0%	24,3%
- paliwo lotnicze Jet A-1	264 068	119 274	203 145	103 892	30,0%	14,8%
- Ekoterm	1 342 471	520 059	1 095 239	385 997	22,6%	34,7%
Sprzedaż detaliczna paliw silnikowych, w tym:	**2 491 752**	**893 298**	**2 652 166**	**1 100 363**	**-6,0%**	**-18,8%**
- benzyny	1 447 250	516 080	1 517 700	627 024	-4,6%	-17,7%
- olej napędowy	950 724	340 811	1 059 865	444 994	-10,3%	-23,4%
- gaz płynny	93 778	36 407	74 601	28 315	25,7%	28,6%
Ogółem sprzedaż paliw, w tym:	**7 634 918**	**2 823 084**	**7 105 722**	**2 765 999**	**7,4%**	**2,1%**
- paliw silnikowych	6 292 102	2 302 916	5 847 212	2 317 452	7,6%	-0,6%

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR 9 AND 3 MONTHS PERIODS ENDED 30 SEPTEMBER 2004 AND 30 SEPTEMBER 2003 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

INDEPENDENT AUDITOR'S REVIEW REPORT

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the accompanying condensed consolidated financial statements of Polski Koncern Naftowy ORLEN S.A. (the "Company") for the 9 and 3 month periods ended 30 September 2004. These condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these condensed consolidated financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the condensed financial statements are free of material misstatement. A review is limited primarily to inquiries of the Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the accompanying condensed consolidated financial statements.

1. In 2003, the International Accounting Standards Board has issued International Financial Reporting Standard no 1 ("IFRS 1") "First-time Adoption of International Financial Reporting Standards", which is effective for financial statements for periods beginning on or after 1 January 2004. In accordance with the pronouncements of IFRS 1 the Company is considered as the first time adopter of International Financial Reporting Standards ("IFRS"). IFRS 1 requires, among other things, that an entity recognises in its financial statements all assets and liabilities whose recognition is required by IFRSs. In accordance with IFRS 1 an entity may elect to measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date.

   Perpetual usufruct rights granted to the Company in the past based on administrative decisions meet the definition of an asset. Accordingly these perpetual usufruct rights should be recognised in the Company's financial statements. As discussed in Note 2 to the accompanying condensed consolidated financial statements, no fair value estimation of the above assets was performed by the Company, to determine deemed cost. As a result, we are not able to assess the potential effect of the aforementioned issue on the condensed consolidated financial statements.

2. International Accounting Standard No. 29 ''Financial Reporting in Hyperinflationary Economies'' (IAS 29) requires that the carrying amounts of assets and liabilities reported in a period of hyperinflation should be expressed in the measuring unit current at the end of the hyperinflationary period and constitute the basis for the carrying amounts in the subsequent financial statements. The Polish economy was hyperinflationary until the end of 1996 and ceased to be hyperinflationary in 1997. The Company last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation, in general by applying price indices determined by the Central Statistical Office for individual groups of assets. This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996. As a result, the cumulative balances of property, plant and equipment, which existed prior to 31 December 1996, have not been expressed in the measuring unit current at the end of 1996. The Company also did not apply International Accounting Standard No 16 "Property, Plant and Equipment" requiring that the revalued amount of fixed assets approximate their fair value as at the date of revaluation. The Company has not determined fair value as a deemed cost in relation to the fixed assets discussed above, which would result from the requirements of IFRS 1.

3. During the third quarter 2004 there were changes in the composition of the Company's Management Board, which is responsible for operations and accounting records of the Company. We have received a representation letter for the purposes of the review of the condensed consolidated financial statements for the 9 and 3 month periods ended 30 September 2004 signed by the members of the Company's Management Board acting as of the date of this report. In addition, we have received a representation letter of some former Management Board members, except for the two former Company's Management Board members, who were such members till 29 July 2004 and 18 October 2004, respectively ("two former Company's Management Board members").

   Since we have not received a representation letter for the purposes of the review of the condensed consolidated financial statements of the Group for the 9 and 3 month periods ended 30 September 2004 signed by the two former Company's Management Board members, regarding the period of the above mentioned condensed consolidated financial statements until the date of them acting as such members, we are not able to conclude, whether all material contractual obligations, contingent liabilities and transactions with related parties entered into by the Group entities until 30 September 2004 and material post balance sheet events were properly included in the accompanying condensed consolidated financial statements. In case of not disclosed material contractual obligations, contingent liabilities and transactions with related parties in the period ended 30 September 2004 and not disclosed material post balance sheet events, their impact on the accompanying condensed consolidated financial statements cannot be ascertained.

Except for the matters referred to in paragraphs 1, 2 and 3, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements require material amendments for the financial data contained in them to be presented fairly, in all material respects, in accordance with International Financial Reporting Standards issued by International Accounting Standards Board.

We have also reported separately on the condensed consolidated financial statements of the Company for 9 month period ended 30 September 2004 prepared in accordance with Polish Accounting Standards ("PAS") with a qualification resulting from the matter described in the point 3 above. The significant differences between PAS and International Financial Reporting Standards as far as they concern consolidated financial statements are summarized in Note 3.10 of the accompanying condensed consolidated financial statements.

Warsaw, Poland
12 November 2004

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
As at 30 September 2004 and 31 December 2003

	30 September 2004 (unaudited)	31 December 2003
	(in PLN million)	
ASSETS		
Non-current assets		
Property, plant and equipment	9,647	9,807
Negative goodwill	(246)	(273)
Intangible assets	112	121
Financial assets	546	534
Investments accounted for using equity method	527	493
Deferred tax assets	22	15
Other non-current assets	9	18
Total non-current assets	**10,617**	**10,715**
Current assets		
Inventories	3,496	3,058
Trade and other receivables	3,359	2,513
Income tax receivables	1	65
Short-term investments	476	67
Deferred costs	122	80
Cash and cash equivalents	1,026	562
Other financial assets	102	89
Total current assets	**8,582**	**6,434**
Total assets	**19,199**	**17,149**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Common stock	534	534
Capital reserve	1,359	1,359
Hedge accounting-cash flow hedges	20	-
Revaluation reserve	856	856
Foreign exchange difference on subsidiaries	23	62
Retained earnings	8,253	6,699
Total shareholders' equity	**11,045**	**9,510**
Minority interests	**453**	**427**
Non-current liabilities		
Interest bearing borrowings	1.893	1.836
Provisions	709	616
Deferred tax liabilities	264	293
Total non-current liabilities	**2,866**	**2,745**
Current liabilities		
Trade and other payables and accrued expenses	4,362	3,231
Income tax liabilities	75	-
Interest bearing borrowings	346	1,195
Deferred income	36	14
Other liabilities	16	27
Total current liabilities	**4,835**	**4,467**
Total liabilities and shareholders' equity	**19,199**	**17,149**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED INCOME STATEMENTS
For the 9 and 3 month periods ended 30 September 2004 and 30 September 2003

	For 9 months ended 30 September 2004 (unaudited)	For 3 months ended 30 September 2004 (unaudited)	For 9 months ended 30 September 2003 (unaudited)	For 3 months ended 30 September 2003 (unaudited)
	(in PLN million)			
Revenue	**22,222**	**8,469**	**17,504**	**6,609**
Cost of sales	(17,729)	(6,734)	(14,211)	(5,487)
Gross profit	**4,493**	**1,735**	**3,293**	**1,122**
Other operating income	209	85	310	73
Distribution costs	(1,595)	(528)	(1.595)	(569)
Administrative expenses	(621)	(202)	(691)	(232)
Other operating expenses	(307)	(75)	(202)	(44)
Profit from operations	**2,179**	**1,015**	**1,115**	**350**
Financial income	270	90	236	104
Financial expenses	(209)	(69)	(322)	(152)
Income from investments accounted for using equity method	71	25	42	21
Profit before income tax and minority interests	**2,311**	**1,061**	**1,071**	**323**
Corporate income tax	(436)	(205)	(276)	(60)
Profit after tax	**1,875**	**856**	**795**	**263**
Minority interests	(43)	(19)	(27)	(10)
Net profit	**1,832**	**837**	**768**	**253**
Basic earnings per share for the period (in zloty per share)	**4,28**	**1.96**	**1.83**	**0.60**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
For the 9 month periods ended 30 September 2004 and 30 September 2003

	For 9 months ended 30 September 2004 (unaudited)	For 9 months ended 30 September 2003 (unaudited)
	(PLN million)	
Cash flows from operating activities		
Net profit for the period	**1,832**	**768**
Adjustments for:		
Minority interests	43	27
Net income from investments accounted for under equity method	(71)	(42)
Depreciation and amortisation	907	890
Interest and dividend charges, net	(41)	29
Income tax on current period profit	436	276
Loss / (Profit) on investing activities	34	(2)
(Increase) in receivables	(872)	(228)
(Increase) in inventories	(449)	(113)
Increase in accrued expenses and payables	1,235	126
Increase/(decrease) in provisions	100	(30)
Other adjustments	(26)	(15)
Net income tax paid	(335)	(245)
Net cash flows from operating activities	**2,793**	**1,441**
Cash flows from investing activities		
Acquisition of property, plant and equipment and intangible assets	(1,057)	(929)
Proceeds from sales of property, plant and equipment	51	23
Proceeds from sales of available for sale investments	40	6
Acquisition of investments available for sale and entities accounted for under equity method	(44)	(40)
Acquisition of business in Germany, net of cash acquired	-	(292)
Acquisition of short-term securities	(504)	(42)
Proceeds from sales of short-term securities	90	24
Dividends and interest received	88	71
Other	3	28
Net cash flows used in investing activities	**(1,333)**	**(1,151)**
Cash flows from financing activities		
Proceeds from long-term and short-term loans and other borrowings	784	3,576
Repayment of long-term and short-term loans and other borrowings	(1,448)	(3,228)
Interest paid	(46)	(102)
Dividends paid	(278)	(59)
Other	(8)	(6)
Net cash flows gained / (used) in financing activities	**(996)**	**181**
Net increase/(decrease) in cash and cash equivalents	**464**	**471**
Cash and cash equivalents at the beginning of the period	**562**	**178**
Cash and cash equivalents at the end of the period	**1,026**	**649**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the 9 month periods ended 30 September 2004 and 30 September 2003
(PLN million)

	Common stock	Capital reserve	Hedge accounting-cash flow hedges	Revaluation reserve	Foreign currency translation	Retained earnings	Total shareholders' equity
1 January 2003	**525**	**1,174**	**-**	**859**	**-**	**5,771**	**8,329**
Foreign exchange gain on consolidation	-	-	-	-	54	-	54
Dividend	-	-	-	-	-	(59)	(59)
Net Profit	-	-	-	-	-	768	768
Non-current assets impairment	-	-	-	(8)	-	-	(8)
Hedge accounting-cash flow hedges	-	-	(2)	-	-	-	(2)
30 September 2003 (unaudited)	**525**	**1,174**	**(2)**	**851**	**54**	**6,480**	**9,082**

	Common stock	Capital reserve	Hedge accounting-cash flow hedges	Revaluation reserve	Foreign currency translation	Retained earnings	Total shareholders' equity
1 January 2004	**534**	**1,359**	**-**	**856**	**62**	**6,699**	**9,510**
Foreign exchange (loss) on consolidation	-	-	-	-	(39)	-	(39)
Dividend	-	-	-	-	-	(278)	(278)
Net Profit	-	-	-	-	-	1,832	1,832
Non-current assets impairment	-	-	-	-	-	-	-
Hedge accounting-cash flow hedges	-	-	20	-	-	-	20
30 September 2004 (unaudited)	**534**	**1,359**	**20**	**856**	**23**	**8,253**	**11,045**

(PLN million)

1. Principal activities

The dominant company of the Capital Group of Polski Koncern Naftowy ORLEN (further referred to as "the Group") is Polski Koncern Naftowy ORLEN S.A. (further referred to as "the Company", "PKN ORLEN") located in Plock, Poland, 7 Chemikow Street.

The Company was established in 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. On 20 May 1999 the Company changed its name to Polski Koncern Naftowy S.A. Further, on 12 April 2000 the Company changed its name to Polski Koncern Naftowy ORLEN S.A.

The Company is engaged in the processing of crude oil into a broad range of petroleum products and petrochemicals and in the transportation and wholesale and retail distribution of such products. The other companies in the Group operate primarily in related downstream activities including manufacturing and distribution of petroleum and chemical products.

2. Basis of presentation

The Group applied for these condensed consolidated financial statements International Financial Reporting Standards ("IFRS") effective for respective accounting periods except for accounting for hyperinflation under International Accounting Standard No 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) and revaluation of fixed assets under International Accounting Standard No 16 "Property, Plant and Equipment" (IAS 16) and recognition of perpetual usufruct of land under International Financial Reporting Standard No 1 ("IFRS 1") "First-time Adoption of International Financial Reporting Standards", as explained below.

In 2003 the International Accounting Standards Board has issued IFRS 1, which is effective for the preparation of financial statements for periods beginning on or after 1 January 2004. In accordance with the pronouncements of IFRS 1 the Company is considered as the first time adopter of IFRS. Particularly, IFRS 1 requires from an entity to recognize in its financial statements all assets and liabilities whose recognition is required by IFRSs. In accordance with IFRS 1 an entity may measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date. The Group did not determine fair value as a deemed cost in relation to the fixed assets discussed above, which would result from the requirements of IFRS 1.

Perpetual usufruct rights granted to the Group Companies in the past based on administrative decisions meet the definition of an asset. Accordingly, these perpetual usufruct rights should be recognised in the Group's financial statements based on fair value. The Group did not perform a fair value estimation of the above discussed perpetual usufructs as it was not practically possible.

The measurement and the reporting currency of these consolidated condensed financial statements is Polish Zloty ("PLN").

The presented condensed consolidated financial statements reflect all the necessary adjustments, except for adjustments required by IAS 29 and IAS 16, and perpetual usufruct rights valuation required by IFRS 1, in order to reflect fairly the Company's condensed consolidated results of operations, cash flows for the 9 month periods ended 30 September 2004 and 30 September 2003 and consolidated financial position as at 30 September 2004 and 31 December 2003. The presented financial results can not be the source of indications for the forecasts concerning the whole reporting year.

The condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operation, balance sheets and cash flows for each period presented.

In 2004 the Group has changed the estimate of the closing rate used for reporting of foreign currency monetary items. Until 31 December 2003 foreign currency monetary assets were reported at lower of commercial bank's buy rate and NBP average while foreign currency monetary liabilities were reported at higher of commercial bank's sell rate and NBP average. Since 1 January 2004 the closing rate used for reporting foreign currency assets and liabilities is approximated by the average National Bank of Poland exchange rate at the end of an accounting period. The effect of estimate change amounted to PLN 26 million and is recognized in the current year result.

(PLN million)

The condensed consolidated financial statements were prepared under assumption that the Group's companies are going to continue their activities in the foreseeable future. As at the date of authorisation of the financial statements, there are no circumstances, indicating any threat of Group's entities' continuation of their activities.

3. Selected explanatory notes

3.1. Accounting policies

Accounting policies and methods of computation applied by the Company are included in the yearly financial statements issued, with the exception of the effects of IFRS 1 described in Note 2.

Starting from 2005 the Company is to apply the requirements of IFRS 3 – "Business Combinations". In accordance with IFRS 3 goodwill will no longer be amortized, but annually will be tested for impairment in accordance with IAS 36, while negative goodwill will be recognized in the income statement.
All business combinations taking place after 31 March 2004 are accounted for in accordance with IFRS 3 "Business Combinations". The requirements of revised IAS 36 the Company have been applying since 31 March 2004.
In accordance with IAS 38, an acquirer of an entity recognises at the acquisition date separately from goodwill an intangible asset of the acquiree if the asset's fair value can be measured reliably.

3.2. Dividends

In 3Q 2004 there were dividends paid out by the Company from 2003 net profit, amounting to PLN 278m, i.e. 0.65 PLN per share.

3.3. Interest bearing borrowings

	30 September 2004 (unaudited)	31 December 2003
Bank loans	2,210	2,918
Other loans and credits	29	36
Short-terms bonds	-	77
Total, including:	2,239	3,031
Short-term portion	346	1,195
Long-term portion	1,893	1,836

The total interest bearing borrowings incurred by the Group decreased by net PLN 792m within 9 month period ended 30 September 2004.
The change of debt is result of:

- proceeds from new loans in PLN:
  - 191m in PeKaO S.A.
  - 81m in PKO BP S.A.
  - 48m in BH w Warszawie S.A.
  - 31m in BPH PBK S.A.
  - 7m in Bank Millenium S.A.

(PLN million)

- proceeds from loan within Syndicated Agreement on dual currency
  - partial proceeds from loan of EUR 57m within Syndicated Agreement on dual currency*
- issued short-term bonds PLN 156m
- repayment of loans in PLN:
  - 365m in PKO BP S.A.
  - 231 m in BH w Warszawie S.A.
  - 114 m In Pekao S.A.
  - 53m in Bank Millenium S.A.
  - 16m in ING Bank Slaski S.A.
- repayment of foreign currency loans
  - EUR 55m in BPH PBK S.A.
  - EUR 25m in PeKaO S.A
  - EUR 2m in Hamburg Landesbank
- redemption of short-term bonds PLN 234m

* The Syndicated Agreement on dual currency loan in the amount of EUR 500m was signed on 29 July 2003. The loan will be repaid in 2008. The loan can be utilized in EUR as well as in USD.

3.4. Operating costs (by type)

	9 months ended 30 September 2004 (unaudited)	3 months ended 30 September 2004 (unaudited)	9 months ended 30 September 2003 (unaudited)	3 months ended 30 September 2003 (unaudited)
Raw materials and energy	9,078	3,541	8,122	2,774
Cost of goods for resale*	7,681*	2,771	5,105*	2,222
External services	1,293	440	1,263	456
Payroll and benefits (staff costs)	794	243	796	254
Depreciation and amortisation	931	305	910	301
Taxes and charges	212	66	202	58
Other	486	120	385	92
	20,475	7,486	16,783	6,157
Adjustments:				
Change in inventories, deferred and accrued costs	(140)	105	(17)	186
Cost of products and services for own use	(83)	(52)	(67)	(11)
Operating costs	20,252	7,539	16,699	6,332

* Activity acquired in Germany has been consolidated from 1 March 2003 when it was acquired.

(PLN million)

3.5. Segment data

	Refining and Marketing Segment				Chemical Segment				Other operations				Eliminations				Consolidated			
	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period	for 3 month period
	ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003	
Revenues																				
External sales	18,833	7,244	14,784	5,732	2,872	1,050	2,350	744	478	157	370	133	-	-	-	-	22,183	8,451	17,504	6,609
Inter-segment sales	3,091	1,180	2,362	683	1,074	406	1,031	341	573	175	839	273	(4,738)	(1,761)	(4,232)	(1,297)	-	-	-	-
Value of hedge transactions settlements			-	-	39	18	-	-			-	-			-	-	39	18	-	-
Total revenue	**21,924**	**8,424**	**17,146**	**6,415**	**3,985**	**1,474**	**3,381**	**1,085**	**1,051**	**332**	**1,209**	**406**	**(4,738)**	**(1,761)**	**(4,232)**	**(1,297)**	**22,222**	**8,469**	**17,504**	**6,609**
Total costs	**(19,928)**	**(7,552)**	**(16,078)**	**(6,062)**	**(3,457)**	**(1,264)**	**(3,175)**	**(1,039)**	**(960)**	**(317)**	**(1,154)**	**(376)**	**4,738**	**1,761**	**4,232**	**1,297**	**(19,607)**	**(7,372)**	**(16,175)**	**(6,180)**
Other operating income	89	10	102	41	51	20	158	13	41	29	32	15					181	59	292	69
Other operating cost	(219)	(31)	(120)	(19)	(24)	(14)	(18)	(5)	(60)	(31)	(42)	(14)					(303)	(76)	(180)	(38)
Result																				
Segment result	1,866	851	1,050	375	555	216	346	54	72	13	45	31	-	-	-	-	2,493	1,080	1,441	460
Unallocated corporate income																	28	26	18	4
Unallocated corporate expenses																	(342)	(91)	(344)	(114)
Profit from operations																	**2,179**	**1,015**	**1,115**	**350**
Financial income																	270	90	236	104
Financial expenses																	(209)	(69)	(322)	(152)
Share in profit (losses) of subordinated entities accounted for using equity method	-	-	-	-	52	21	35	17	19	4	7	4					71	25	42	21
Profit before Income tax																	**2,311**	**1,061**	**1,071**	**323**
Income taxes																	(436)	(205)	(276)	(60)
Minority interests																	(43)	(19)	(27)	(10)
Net profit																	**1,832**	**837**	**768**	**253**

(PLN million)

	Refining and Marketing Segment				Chemical Segment				Other operations				Consolidated			
	for 9 month period	**for 3 month period**	**for 9 month period**	**for 3 month period**	**for 9 month period**	**for 3 month period**	**for 9 month period**	**for 3 month period**	**for 9 month period**	**for 3 month period**	**for 9 month period**	**for 3 month period**	**for 9 month period**	**for 3 month period**	**for 9 month period**	**for 3 month period**
	ended 30 September 2004		**ended 30 September 2003**		**ended 30 September 2004**		**ended 30 September 2003**		**ended 30 September 2004**		**ended 30 September 2003**		**ended 30 September 2004**		**ended 30 September 2003**	
Property, plant, equipment and intangible assets expenditure	479	224	550	208	406	133	358	225	48	19	89	26	933	376	997	459
Property, plant, equipment and intangible assets expenditure unallocated to segments													23	8	27	7
Total property, plant, equipment and intangible assets expenditure													**956**	**384**	**1,024**	**466**
Segment depreciation	626	206	606	202	170	56	150	48	110	36	127	42	906	298	883	292
Unallocated assets depreciation													25	7	27	9
Total depreciation													**931**	**305**	**910**	**301**
Non-cash expenses other than depreciation	**128**	**54**	**81**	**8**	**13**	**6**	**12**	**3**	**46**	**32**	**34**	**12**	**187**	**92**	**127**	**23**

(PLN million)

Geographical segments

As the result of long term investments in Germany, beginning from 1 March 2003 the Group operates in Poland and Germany. The following table shows the distribution of the Company's consolidated sales by geographical market segmental reporting for business segments for 9 and 3 month periods ended 30 September 2004 and 30 September 2003.

	Refining and Marketing Segment				Chemicals Segment				Other operations				Consolidated			
	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period	for 3 month period	for 9 month period	for 3 month period
	ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003	
Export Sales	841	355	540	237	675	257	599	187	17	6	13	5	1,533	618	1,152	429
Domestic sales:	**17,992**	**6,889**	**14,244**	**5,495**	**2,236**	**811**	**1,751**	**557**	**461**	**151**	**357**	**128**	**20,689**	**7,851**	**16,352**	**6,180**
- sales in Poland	11,578	4,648	9,892	3,583	2,197	793	1,751	557	461	151	357	128	14,236	5,592	12,000	4,268
- sales in Germany	6,414	2,241	4,352	1,912	-	-	-	-	-	-	-	-	6,414	2,241	4,352	1,912
- value of hedge transactions settlements					39	18	-	-					39	18	-	-
Total external revenue	**18,833**	**7,244**	**14,784**	**5,732**	**2,911**	**1,068**	**2,350**	**744**	**478**	**157**	**370**	**133**	**22,222**	**8,469**	**17,504**	**6,609**

3.6. Basic and diluted earnings per share

	for the 9 month period ended 30 September 2004 (unaudited)	for the 9 month period ended 30 September 2003 (unaudited)
Weighted average common stock outstanding	427,709,061	420,177,137
Net profit for the period per share (PLN)	4,28	1.83

There is no difference between the basic and diluted earnings per share.

(PLN million)

3.7. Changes in contingent liabilities and risks after 31 December 2003

1. As of the date of publication of these financial statements Rafineria Trzebinia, the Company's subsidiary, possessed no overdue budget liabilities related to the excise tax or VAT.

   The remaining VAT liabilities were cancelled by the decision of the Head of Tax Office of Malopolska region dated 30 April 2004. Liabilities related to the excise tax resulting from the decision of the Head of Customs Office I were cancelled on 19 April 2004. The restructuring process of remaining tax liabilities of Rafineria Trzebinia for years 1999-2001 was completed by the decision of the Head of Tax Office in Chrzanow dated 12 March 2004.
   Rafineria Trzebinia S.A. obtained suitable expertises confirming proper classification of manufactured excise products.

2. In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o ("Tankpol") transferred to PKN ORLEN by cession of 40% of shares held in ORLEN PetroTank Sp z o.o. ("PetroTank") in exchange for receivables from Tankpol. Final settlement of this transaction should be made after valuation of shares in PetroTank. On 30 October 2003 a legal case was filed against PKN ORLEN as compensation for PLN 70m or return of the ceded shares. On 26 January 2004 Tankpol modified its claim for repayment of PLN 36m or return of the ceded shares. Together with the claim, Tankpol presented a new valuation of PetroTank amounting to PLN 232m. On 22 January 2004 Tankpol approached the Company with a compromise offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 33m. On 18 February 2004 during the first hearing the Court suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise. On 7 September 2004 during next hearing both sides applied for postponement of the legal proceeding for the period of next three months and obtained the Court's approval. The above claim was not provided as in the Company's Management view, based on the independent lawyer's opinion obtained, the final outcome of the above claim should not have a material impact on the presented financial results or on settlement balance.

3. Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perform specific test procedures, which were aimed at verifying the above information, including an analysis of the specified procurement transactions. The reports on these procedures have been presented to the Supervisory Board for further analyses. Simultaneously the Management Board filed notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

   - disclosure of confidential information, included in auditors' reports,
   - violation of the Company's purchase procedures

   The final outcome of the above notifications is not known as at the date of the preparation of these financial statements. However, in the Management Board's opinion, there are no circumstances indicating that the above mentioned matters may materially impact the true and fair presentation of the accompanying consolidated and statutory condensed financial statements for the 9 month period ended 30 September 2004.

4. On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111,5m and was calculated as a sum of a par value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.
   On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the shares sales agreement. In the opinion of the Management Board of the Company, based on independent legal analyses, the Company executed its put option and sold NOM shares to PSE. Consequently in year 2003, the Company recognised on the transaction profit amounting to PLN 27,5m (difference between purchase price of the stakes and the sales price resulting from the put option). According to the Management Board the receivable of PLN 111,5m will be realised in full.
   On 23 September 2004 during the first hearing in the Court of Arbitration initial presentation of both sides' positions took place. The Court took also decision about hearing of witnesses of both sides. On 7 October 2004 the hearing took place, during which witnesses called previously were heard. The trial was

(PLN million)

postponed until 28 October 2004, due to the absence of one witness. The next hearing will take place on 19 November 2004.

3.8. Subsequent events

1. On 4 October 2004, the Management Board of Polski Koncern Naftowy ORLEN S.A. acknowledged the fulfilment of one of the conditions precedent provided for in the conditional agreement to acquire 114,224,038 bearer shares of Unipetrol a.s. ("Unipetrol"), each having the nominal value of CZK 100, and representing approximately 62.99% of all the issued and outstanding shares of Unipetrol. The agreement was signed on 4 June 2004 between the National Property Fund of the Czech Republic ("NPF") and the Company ("Unipetrol Share Purchase Agreement"). Pursuant to the provisions of the Unipetrol Share Purchase Agreement, one of the conditions precedent were preemptive rights to be executed with respect to the shares held by Unipetrol in Ceska rafinerska, a.s., or lapse of the time limit provided for the execution of such preemptive rights in connection with the change of control of Unipetrol, with such rights being granted to each IOC member (Eni International B.V., ConocoPhillips Central and Eastern Europe Holdings B.V. and Shell Overseas Investments B.V., being the shareholders of Ceska rafinerska, a.s.). According to the NPF notification received by the Company, the above mentioned condition precedent has been fulfilled as the NPF was informed by Unipetrol about lapse of the time period provided for the execution of the mentioned above preemptive rights since none of the IOC members had executed them within the prescribed time limits.

2. The Management Board of PKN ORLEN S.A. informed that on 18 October 2004 the Supervisory Board of PKN ORLEN S.A. changed the Company's Management Board. It is related to planned change of the Management structure oriented on effective and transparent management.
   Changes were made in accordance to previously accepted procedure, among others after individual evaluations carried out by the consulting company Korn/Ferry International.
   The Supervisory Board accepted the following resignations handed in on 18 October 2004:
   - Krzysztof Kluzek from the position of the Member of the Management Board of PKN ORLEN on 18 October 2004,
   - Slawomir Golonka and Jacek Strzelecki from the position of Vice-President of PKN ORLEN on 31 October 2004.

   Simultaneously the Supervisory Board of PKN ORLEN appointed to the Management Board following persons:

   - Wojciech Heydel as Vice-President of the Management Board on 1 November 2004,
   - Jan Maciejewicz as Vice-President of the Management Board on 1 December 2004,
   - Cezary Smorszczewski as Vice-President of the Management Board on 1 November 2004,
   - Pawel Szymanski as Member of the Management Board on 18 October 2004.

(PLN million)

3.9. Additional information

a) Due to ongoing restructuring process of southern Group companies, i.e. Rafineria Nafty Jedlicze S.A., Rafineria Trzebinia and ORLEN Oil Sp. z o.o., a special team was established to develop a concept of final operational profile for these companies, together with developing the most effective method of taking full advantage of its assets. The final concept should be prepared until 4Q 2004.

As at the date of preparation of the above condensed consolidated financial statements, no results of the potential restructuring activities, which may have material impact on the presented data of the Group as at 30 September 2004 are known to the Management Board.

b) On 18 August 2004 PKN ORLEN S.A. received an information that on 11 August 2004 the Register Court in Krakow registered an increase in the share capital of the company ORLEN Oil. The share capital was increased from PLN 44 million by the amount of PLN 31 million, up to the amount of PLN 75 million. The stake in the increased share capital was covered in whole by PKN ORLEN in the form of cash contribution. After the increase of the share capital of ORLEN Oil the stake of PKN ORLEN S.A. rose from 9% to 47,2%. Remaining shares are possessed by Rafineria Trzebinia S.A. (43,8%), Rafineria Jedlicze S.A. (4,5%), Rafineria Czechowice S.A. (4,5%). Each share gives right to only one voice during the General Meeting of Shareholders. The purpose of the increase of the share capital is to acquire resources for partly financing of the acquisition of ORLEN Oil's assets being the element of the oil department of PKN ORLEN S.A. These tasks are connected with the strategy of consolidation of the oil assets of PKN ORLEN around ORLEN Oil in order to create the uniform centre managing the oil segment in PKN ORLEN S.A. The contributed assets constitute above 20% of current initial capital of ORLEN Oil and constitute financial assets of significant value in accordance with §2 Act 1 and 3 the Decree of the Council of Ministers dated on 16 October 2001 on current and periodic information publishes by issuers of securities.

c) The Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No. 1 dated 15 January 2001), according to the paragraph 36 the method of calculation of system fee, constituting an element of a power transfer fee has been changed. According to paragraph 37 of the Decree a different method of power transfer fee settlement has been allowed. Following the decision of the Chairman of the Electricity Regulation Office the electricity sale agreement between Zaklad Energetyczny Plock S.A. and PKN ORLEN was signed. The agreement did not determine contentious issues concerning transfer fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. Zaklad Energetyczny Plock S.A. called on PKN ORLEN to a compromise agreement, and the District Court in Warsaw called PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against Zaklad Energetyczny Plock S.A. The Company's Management estimated the claim and in year 2002 set up an accrual in the amount of PLN 8m for liability to ZEP S.A., and provided for it in the amount of PLN 10m. As a consequence of the negative decision of the court PKN ORLEN was obliged to pay a liability connected with the above mentioned system fee to Zaklad Energetyczny Plock S.A. in the amount of PLN 46m. As a result the provision for business risks was increased by PLN 28m to cover the whole claim.

(PLN million)

3.10. Transformation for International Financial Reporting Standards purposes

The adjustments to the condensed consolidated financial statements prepared under Polish Accounting Standards (PAS) are presented below:

	9 months ended 30 September 2004 (unaudited)	3 months ended 30 September 2004 (unaudited)	9 months ended 30 September 2003 (unaudited)	3 months ended 30 September 2003 (unaudited)
Net profit (PAS consolidated)	**1,910**	**881**	**812***	**257***
Payment from profit for social activity	(4)	-	(4)	-
Borrowing costs capitalisation, less depreciation	(140)	(59)	(39)	(5)
Amortisation of CPN goodwill	(7)	(2)	(8)	(3)
IFRS treatment of negative goodwill	12	4	13	5
Deferred tax on above adjustments	27	12	9	1
Change of accounting standards (PAS)	26	-	-	-
Other	8	1	(15)	(2)
Net profit (IFRS consolidated)	**1,832**	**837**	**768**	**253**

	30 September 2004 (unaudited)	31 December 2003
Net assets (PAS consolidated)	**10,765**	**9,156***
Payment from profit for social activity	-	-
Borrowing costs capitalisation, net of depreciation	318	458
CPN goodwill, net of depreciation	55	62
IFRS treatment of negative goodwill	(42)	(54)
Deferred tax on above adjustments	(60)	(87)
Change of accounting standards (PAS)	-	-
Other	9	25
Net assets (IFRS consolidated)	**11,045**	**9,510**

* restated data due to change of foreign exchange rate estimate used in presenting monetary assets and liabilities in foreign currencies.

3.11. Other

The consolidated financial statements have been authorised by Company's Management Board at premises of the Company, on 12 November 2004.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

....
President
Igor Chalupec

....
Vice President
Wojciech Heydel

....
Vice President
Andrzej Macenowicz

....
Vice President
Cezary Smorszczewski

....
Vice President
Janusz Wiśniewski

....
Member of the Management Board
Paweł Szymański

3.11. Pozostałe

Niniejsze skrócone skonsolidowane sprawozdania finansowe zostały autoryzowane przez Zarząd Spółki w jej siedzibie w dniu 12 listopada 2004 roku.

PODPISY CZŁONKÓW ZARZĄDU

....
Prezes Zarządu
Igor Chalupec

....
Wiceprezes Zarządu
Wojciech Heydel

....
Wiceprezes Zarządu
Andrzej Macenowicz

....
Wiceprezes Zarządu
Cezary Smorszczewski

....
Wiceprezes Zarządu
Janusz Wiśniewski

....
Członek Zarządu
Paweł Szymański

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	3rd Quarter Results_PAS_1
Released	07:00 15-Nov-04
Number	2115F

PKN ORLEN SA
SEC File
82-5036

Independent Auditor's Review Report on the Condensed Quarterly Consolidated Financial Statements for the 9 month period ended 30 September 2004

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

1. We have reviewed the attached condensed quarterly consolidated financial statements for the period ended 3(September 2004 of the Capital Group of Polski Koncern Naftowy ORLEN S.A. ("the Group", "the Capita Group"), whose holding company is Polski Koncern Naftowy ORLEN S.A. ("the holding company") locate(at Plock, Chemikow Street 7, including:

   - the consolidated balance sheet as at 30 September 2004 with total assets amounting to 19,133,739 thousan(zloty (in words: nineteen billion, one hundred thirty three million, seven hundred thirty nine thousan(zloty),
   - the consolidated profit and loss account for the period from 1 January 2004 to 30 September 2004 wit a net profit amounting to 1,910,101 thousand zloty (in words: one billion, nine hundred ten million, on(hundred one thousand zloty),
   - the consolidated statement of changes in shareholders' equity for the period from 1 January 2004 to 3(September 2004 with a net increase of shareholders' equity amounting to 1,635,280 thousand zloty (ir words: one billion, six thirty five million, two hundred eighty thousand zloty),
   - the consolidated cash flow statement for the period from 1 January 2004 to 30 September 2004 with a ne cash inflow amounting to 464,514 thousand zloty (in words: four hundred sixty four million, five hundre(fourteen thousand zloty) and
   - the explanatory notes.

   The form of the attached condensed quarterly consolidated financial statements for the 9 month period ende(30 September 2004 ("attached condensed quarterly consolidated financial statements") is prescribed by th(Decree of the Council of Ministers of 16 October 2001, on current and periodic information published b) issuers of securities (Journal of Law No. 139, item 1569 with further amendments).

2. The truth and fairness of the attached condensed quarterly consolidated financial statements and the prope maintenance of the accounting records are the responsibility of the holding company's Management Board Our responsibility is to issue a report on these financial statements based on our review.

3. We conducted our review in accordance with the legal regulations binding in Poland and auditing standard: issued by the National Council of Statutory Auditors. These standards require that we plan and perform ou review in such a way as to obtain moderate assurance as to whether the financial statements are free of materia misstatement. The review was mainly based on applying analytical procedures to the financial data, review o accounting records and discussions with the management of the holding company as well as its employees The scope of work of a review differs significantly from an audit of financial statements, the objective o which is to express an opinion on the truth and fairness of the financial statements. Accordingly, we do no express such an opinion on the attached condensed quarterly consolidated financial statements.

4. During the third quarter 2004 there were changes in the composition of the Company's Management Board which is responsible for operations and accounting records of the Company. We have received a representatio letter for the purposes of the review of the condensed quarterly consolidated financial statements for the perio of 9 months ended 30 September 2004 signed by the members of the Company's Management Board acting a of the date of this report. In addition, we have received a representation letter of some former Managemen Board members, except for the two former Company's Management Board members, who were such member till 29 July 2004 and 18 October 2004, respectively ("two former Company's Management Board members").

   Since we have not received a representation letter for the purposes of the review of the condensed quarterl consolidated financial statements of the Group for the period of 9 months ended 30 September 2004 signed b the two former Company's Management Board members, regarding the period of the above mentione condensed quarterly consolidated financial statements until the date of them acting as such members, we ar not able to conclude, whether all material contractual obligations, contingent liabilities and transactions wit related parties entered into by the Group entities until 30 September 2004 and material post balance shee events were properly included in the accompanying condensed quarterly consolidated financial statements. I case of not disclosed material contractual obligations, contingent liabilities and transactions with related partie in the period ended 30 September 2004 and not disclosed material post balance sheet events, their impact o the accompanying condensed quarterly consolidated financial statements cannot be ascertained.

5. Except for the potential effect of the matter described in the point 4 above, based on our review, nothing cam to our attention that causes us to believe that the attached condensed quarterly consolidated financia statements require material amendments for the financial data contained in them to be prepared in accordanc with the accounting principles set out in the Accounting Act dated 29 September 1994 (the uniform tex Journal of Laws 2002, No. 76, item 694, with further amendments) and the appropriate related regulation (jointly "the Accounting Regulations").

6. Without further qualifying our report, we draw attention to the following issue:

   As of 15 January 2004, the Act dated 12 December 2003 on Amendments to the Commercial Law and to othe acts, changing among others the Accounting Act, became effective. Due to the above, the Group changed it accounting policies. As a result the opening balance of consolidated shareholders' equity increased by 26,09 thousand zloty. Consolidated comparable data was also changed in order to reflect the impact of the change accounting policies.

   On 12 November 2004 we issued a review report regarding the condensed consolidated financial statement for 9 and 3 month periods ended 30 September 2004 prepared in accordance with International Financia Reporting Standard ("IFRS"), including qualification relating to non-compliance with Internationa Accounting Standard ("IAS") No. 16 "Property, Plant and Equipment", IAS No. 29 "Financial Reporting i Hyperinflationary Economies" and IFRS 1 "First-time Adoption of International Financial Reportin Standards" and a qualification resulting from the matter described in the point 4 above.

Certified Auditor
Registration No. 9542/7118

on behalf of
Ernst & Young Audit Sp. z o.o.
Emilii Plater St. 53
00-113 Warsaw
Registration No. 130

Lukasz Zalicki

Andrzej Kowal
Certified Auditor

Registration No. 90032/6977

Warsaw, 12 November 2004

THE CAPITAL GROUP OF POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

CONSOLIDATED QUARTERLY REPORT FOR 3Q 2004

PLOCK, NOVEMBER 2004

Form SA-QSr III/2004				
(quarter/year)				
(for manufacturing, contracting, trading and service industry issuers)				
According to § 57 section 2 and § 58 section 1 of The Council of Ministers Decree of 16 October 2001 - Journal of Law, No 139, item 1569 and 2002, No 31, item 280				
Management Board of Polski Koncern Naftowy ORLEN Spolka Akcyjna				
publishes consolidated quarterly report for IIIQ 2004				
			15 November 2004	
			(date of submission)	
	in PLN thousand		**in EUR thousand**	
SELECTED CONSOLIDATED FINANCIAL DATA	**III quarters from 01.01.2004 to 30.09.2004**	**III quarters from 01.01.2003 to 30.09.2003**	**III quarters from 01.01.2004 to 30.09.2004**	**III quarters from 01.01.2003 to 30.09.2003**
I. Net sales of finished products, goods for resale and materials	29 776 533	24 356 668	6 443 185	5 270 409
II. Operating profit	2 208 033	1 146 867	477 784	248 164
III. Profit before taxation	2 352 848	1 079 824	509 120	233 657
IV. Net profit	1 910 101	812 012	413 317	175 707
V. Cash flow from operating activities	2 750 377	1 349 845	595 139	292 086
VI. Cash flow used in investing activities	(1 264 349)	(1 034 779)	(273 586)	(223 910)
VII. Cash flow used in / from financing activities	(1 021 514)	156 078	(221 040)	33 773
VIII. Net cash flow	464 514	471 144	100 513	101 949
IX. Total assets	19 133 739	16 978 229	4 365 244	3 873 478
X. Liabilities and provisions for liabilities	7 642 544	7 582 187	1 743 599	1 729 829
XI. Long term liabilities	1 925 253	1 398 351	439 235	319 025
XII. Short term liabilities	4 665 059	5 254 076	1 064 304	1 198 685
XIII. Equity	10 765 169	8 733 475	2 456 007	1 992 488
XIV. Share capital	534 636	525 221	121 974	119 826
XV. Number of shares	427 709 061	420 177 137	427 709 061	420 177 137
XVI. Earnings per ordinary share (in PLN/EUR)	4,47	1,93	0,97	0,42
XVII. Net book value per share (in PLN/EUR)	25,17	20,79	5,74	4,74
XVIII. Declared or paid dividends per share (in PLN/EUR)	-	-	-	-

0				
CONSOLIDATED BALANCE SHEET	as at 30.09.2004 end of quarter (current year)	as at 30.06.2004 end of previous quarter	as at 30.09.2003 end of quarter (previous year)	as at 30.06.2003 end of previous quarter
Assets				
I. Fixed assets	10 598 662	10 645 930	10 500 156	10 349 015
1. Intangible fixed assets, including:	75 172	82 372	96 571	104 199
- goodwill	8 467	9 072	11 001	10 918
2. Goodwill on consolidation of subordinated entities	17 872	19 342	22 011	23 360
3. Tangible fixed assets	9 290 337	9 318 167	9 083 422	8 974 815
4. Long term receivables	9 510	10 532	10 337	12 484
4.1. From subordinated entities	1 367	1 415	561	1 536
4.2. From other entities	8 143	9 117	9 776	10 948
5. Long term investments	1 060 785	1 055 008	1 099 164	1 078 176
5.1. Real estate	-	-	-	-
5.2. Intangible fixed assets	-	-	-	-
5.3. Long term financial assets	1 060 785	1 055 008	1 099 164	1 078 176
a) in subordinated entities, including:	514 803	507 500	480 362	460 889
- shares in subordinated entities accounted for on an equity basis	485 757	479 075	444 628	425 155
- shares in unconsolidated subsidiaries and joint venture entities	29 046	28 425	35 734	35 734
b) in other entities	545 982	547 508	618 802	617 287
5.4. Other long term investments	-	-	-	-
6. Long term prepayments, deferred costs and deferred tax assets	144 986	160 509	188 651	155 981
6.1. Deferred tax assets	22 445	22 707	19 618	18 247
6.2. Prepayments and deferred costs	122 541	137 802	169 033	137 734
II. Current assets	8 535 077	7 779 041	6 478 073	6 347 888
1. Inventories	3 479 369	3 349 117	2 989 216	3 132 185
2. Short term receivables	3 199 843	2 935 342	2 317 239	2 206 501
2.1. From subordinated entities	159 651	157 929	130 626	87 934
2.2. From other entities	3 040 192	2 777 413	2 186 613	2 118 567
3. Short term investments	1 604 083	1 224 148	724 609	447 067
3.1. Short term financial assets	1 603 475	1 223 755	724 108	446 566
a) in subordinated entities	131	-	227	-
b) in other entities	578 830	387 717	74 762	66 786
c) cash and cash equivalents	1 024 514	836 038	649 119	379 780
3.2. Other short term investments	608	393	501	501
4. Short term prepayments and deferred costs	251 782	270 434	447 009	562 135
Total assets	19 133 739	18 424 971	16 978 229	16 696 903
CONSOLIDATED BALANCE SHEET	as at 30.09.2004 end of quarter (current year)	as at 30.06.2004 end of previous quarter	as at 30.09.2003 end of quarter (previous year)	as at 30.06.2003 end of previous quarter
Liabilities				
I. Equity	10 765 169	9 894 444	8 733 475	8 460 638
1. Share capital	534 636	534 636	525 221	525 221
2. Unpaid share capital (negative value)	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	7 260 969	7 245 664	6 280 049	6 278 684
5. Revaluation reserve	676 838	682 445	670 534	678 844
6. Other capital reserves	53 476	53 476	53 476	53 476
7. Foreign exchange gain on inclusion of subordinated entities	22 739	42 031	54 040	31 601
8. Undistributed profit from previous years	306 410	307 337	338 143	337 930
9. Net profit	1 910 101	1 028 855	812 012	554 882
10. Distribution from profit during financial year (negative	-	-	-	-

value)				
II. Minority interests	451 567	436 177	421 297	410 031
III. Negative goodwill on subordinated entities	274 459	283 641	241 270	434 267
IV. Liabilities and provisions for liabilities	7 642 544	7 810 709	7 582 187	7 391 967
1. Provisions for liabilities	913 255	904 119	827 848	895 149
1.1. Provision for deferred tax	204 644	212 395	262 083	317 054
1.2. Retirement benefits and similar provisions	170 087	170 416	148 308	150 278
a) long term	148 525	148 707	130 111	130 100
b) short term	21 562	21 709	18 197	20 178
1.3. Other provisions	538 524	521 308	417 457	427 817
a) long term	427 565	433 176	325 162	329 789
b) short term	110 959	88 132	92 295	98 028
2. Long term liabilities	1 925 253	1 999 916	1 398 351	471 028
2.1. To subordinated entities	-	-	263	-
2.2. To other entities	1 925 253	1 999 916	1 398 088	471 028
3. Short term liabilities	4 665 059	4 786 322	5 254 076	5 936 859
3.1. To subordinated entities	49 528	51 253	66 457	56 155
3.2. To other entities	4 566 670	4 679 062	5 136 478	5 822 273
3.3. Special funds	48 861	56 007	51 141	58 431
4. Accruals and deferred income	138 977	120 352	101 912	88 931
4.1. Negative goodwill	8	8	454	480
4.2. Other accruals and deferred income	138 969	120 344	101 458	88 451
a) long term	11 506	9 701	10 267	10 958
b) short term	127 463	110 643	91 191	77 493
Total liabilities	19 133 739	18 424 971	16 978 229	16 696 903
Net book value	10 765 169	9 894 444	8 733 475	8 460 638
Number of shares	427 709 061	427 709 061	420 177 137	420 177 137
Net book value per share (in PLN)	25,17	23,13	20,79	20,14

OFF BALANCE SHEET ITEMS	as at 30.09.2004 end of quarter (current year)	as at 30.06.2004 end of previous quarter	as at 30.09.2003 end of quarter (previous year)	as at 30.06.2003 end of previous quarter
1. Contingent receivables	1 366	-	-	-
1.1. From subordinated entities (including)	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities (including)	1 366	-	-	-
- received guarantees and sureties	1 366	-	-	-
2. Contingent liabilities	767 441	756 595	63 992	90 909
2.1. To subordinated entities (including)	626 614	625 423	47 528	76 195
- granted guarantees and sureties	165 417	171 724	47 528	76 195
- pledge on shares	461 197	453 699	-	-
2.2. To other entities (including)	140 827	131 172	16 464	14 714
- granted guarantees and sureties	92 471	85 446	700	14 714
3. Other	14 808	14 940	13 586	9 297
Total off-balance sheet items	783 615	771 535	77 578	100 206

CONSOLIDATED INCOME STATEMENT	III quarter (current year) from 01.07.2004 to 30.09.2004	III quarters (current year) from 01.01.2004 to 30.09.2004	III quarter (previous year) from 01.07.2003 to 30.09.2003	III quarters (previous year) from 01.01.2003 to 30.09.2003
I. Net sales, including:	11 124 574	29 776 533	9 113 322	24 356 668
- to subordinated entities	202 229	729 092	204 908	547 645
1. Net sales of finished products	8 129 873	21 551 316	6 678 458	18 755 258
2. Net sales of goods for resale and materials	2 994 701	8 225 217	2 434 864	5 601 410

II. Cost of goods sold, including:	(6 719 227)	(17 682 611)	(5 470 924)	(14 164 072)
- to subordinated entities	(123 259)	(432 943)	(206 658)	(539 246)
1. Cost of sales of finished products	(3 947 831)	(10 001 324)	(3 249 059)	(9 058 750)
2. Cost of goods for resale and materials sold	(2 771 396)	(7 681 287)	(2 221 865)	(5 105 322)
III. Gross profit on sales (I-II)	4 405 347	12 093 922	3 642 398	10 192 596
IV. Selling and distribution costs	(3 182 709)	(9 149 040)	(3 072 892)	(8 447 037)
V. General and administration expenses	(201 897)	(616 367)	(232 284)	(686 888)
VI. Profit on sales (III-IV-V)	1 020 741	2 328 515	337 222	1 058 671
VII. Other operating income	73 985	174 883	66 522	278 985
1. Profit on disposal of non-financial fixed assets	16 360	22 160	4 876	9 697
2. Grants	5	6	15	15
3. Other	57 620	152 717	61 631	269 273
VIII. Other operating expenses	(71 891)	(295 365)	(40 880)	(190 789)
1. Loss on disposal of non-financial fixed assets	(5 790)	(6 967)	(1 431)	(6 097)
2. Impairment of non-financial assets	1 240	(69 274)	(15 626)	(39 446)
3. Other	(67 341)	(219 124)	(23 823)	(145 246)
IX. Operating profit (VI+VII-VIII)	1 022 835	2 208 033	362 864	1 146 867
X. Financial income	79 831	230 220	103 789	235 953
1. Dividends and shares in profits, including:	270	68 490	166	48 548
- from subordinated entities	270	274	166	2 040
2. Interest, including:	7 994	23 152	5 985	33 855
- from subordinated entities	154	621	1 313	1 731
3. Profit from sale of investments	3 760	6 692	685	28 923
4. Revaluation of investments	1 065	2 992	(1 179)	1 052
5. Other	66 742	128 894	98 132	123 575
XI. Financial expenses	(25 998)	(117 096)	(161 278)	(324 748)
1. Interest, including:	(24 378)	(79 851)	(37 328)	(123 570)
- for subordinated entities	-	-	(32)	(435)
2. Loss from sale of investments	28	(11)	-	-
3. Revaluation of investments	(308)	(6 022)	(1 948)	(3 194)
4. Other	(1 340)	(31 212)	(122 002)	(197 984)
XII. Profit (loss) on sale of shares in subordinated entities	9 526	13 321	-	427
XIII. Gross profit (IX+X-XI+/-XII)	1 086 194	2 334 478	305 375	1 058 499
XIV. Extraordinary items (XIV.1. - XIV.2.)	(22)	(24)	(387)	83
1. Extraordinary gains	1	18	148	894
2. Extraordinary losses	(23)	(42)	(535)	(811)
XV. Amortisation of goodwill from subordinated entities	(1 470)	(4 284)	(1 359)	(4 075)
XVI. Negative goodwill from subordinated entities write-off	7 677	22 678	5 188	25 317
XVII. Profit before taxation (XIII+/-XIV-XV+XVI)	1 092 379	2 352 848	308 817	1 079 824
XVIII. Income tax	(216 157)	(463 612)	(60 383)	(284 755)
a) current part	(226 258)	(483 036)	(106 587)	(318 724)
b) deferred part	10 101	19 424	46 204	33 969
XIX. Other obligatory charges on profit	-	-	-	-
XX. Share in profit of subordinated entities accounted for under equity method	23 517	63 137	19 055	44 686
XXI. Minority interests	(18 493)	(42 272)	(10 359)	(27 743)
XXII. Net profit (XVII-XVIII-XIX+/-XX+/-XXI)	881 246	1 910 101	257 130	812 012

Net profit for 12 months (annualised)		2 123 952		908 111
Number of shares		427 709 061		420 177 137
Earnings per ordinary share (in PLN)		4,97		2,16

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY	**III quarter (current year) from 01.07.2004 to 30.09.2004**	**III quarters (current year) from 01.01.2004 to 30.09.2004**	**III quarter (previous year) from 01.07.2003 to 30.09.2003**	**III quarters (previous year) from 01.01.2003 to 30.09.2003**
I. Equity at beginning of period	9 894 444	9 129 889	8 460 638	7 927 014

a) changes in accounting policies	-	26 097	-	13 883
b) corrections of fundamental errors	-	-	-	-
I. a. Equity at beginning of period restated for comparative data	9 894 444	9 155 986	8 460 638	7 940 897
1. Share capital at beginning of period	534 636	534 636	525 221	525 221
1.1.Movements in share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
1.2. Share capital at end of period	534 636	534 636	525 221	525 221
2. Unpaid share capital at beginning of period	-	-	-	-
2.1. Movements in unpaid share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
2.2. Unpaid share capital at end of period	-	-	-	-
3. Own shares at beginning of period	-	-	-	-
3.1. Movement in own shares	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
3.2 Own shares at end of period	-	-	-	-
4. Capital reserve at beginning of period	7 245 664	6 468 021	6 278 684	5 757 678
4.1. Movements in capital reserve	15 305	792 948	1 365	522 371
a) increases	15 305	792 948	2 003	523 009
- share premium	-	-	-	-
- distribution of profits (by articles)	-	-	-	-
- apportionment of profits (over the minimum provided for by the articles)	927	774 204	421	481 191
- transfer from capital reserves due to revaluation of fixed assets disposed	14 378	18 744	1 582	41 818
- other	-	-	-	-
b) decreases	-	-	(638)	(638)
- absorption of losses	-	-	(638)	(638)
- other	-	-	-	-
4.2. Capital reserve at end of period	7 260 969	7 260 969	6 280 049	6 280 049
5. Revaluation reserve at beginning of period	682 445	674 685	678 844	722 745
- changes in accounting policies, restatement of opening balance	-	-	-	-
5.1. Revaluation reserve at beginning of period restated for comparative data	682 445	674 685	678 844	722 745
5.2. Movements in revaluation reserve	(5 607)	2 153	(8 310)	(52 211)
a) increases	24 876	42 401	4 216	4 468
- hedge accounting-cash flow hedges	24 876	42 401	-	-
- deferred tax assets related to entries made to revaluation reserve	-	-	2 953	3 205
- other	-	-	1 263	1 263
b) decreases	(30 483)	(40 248)	(12 526)	(56 679)
- fixed assets disposals	(14 378)	(18 744)	(1 582)	(41 818)
- impairment of tangible fixed assets	(409)	(1 971)	(10 940)	(11 872)
- deferred tax assets related to entries made to revaluation reserve	(4 010)	(7 847)	-	-
- hedge accounting-cash flow hedges	(11 686)	(11 686)	-	-
- other	-	-	(4)	(2 989)
5.3. Revaluation reserve at end of period	676 838	676 838	670 534	670 534
6. Other capital reserves at beginning of period	53 476	53 476	53 476	53 476
6.1. Movements in other capital reserves	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
6.2. Other capital reserves at end of period	53 476	53 476	53 476	53 476

7. Foreign exchange differences from recalculation of subordinated entities	22 739	22 739	54 040	54 040
STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY - CONTINUED	**III quarter (current year) from 01.07.2004 to 30.09.2004**	**III quarters (current year) from 01.01.2004 to 30.09.2004**	**III quarter (previous year) from 01.07.2003 to 30.09.2003**	**III quarters (previous year) from 01.01.2003 to 30.09.2003**
8. Undistributed profit (loss) from previous years at beginning of period	1 336 192	1 336 705	892 812	867 885
8.1. Undistributed profit from previous years at beginning of period	1 336 192	1 336 705	892 812	867 885
a) changes in accounting policies	-	26 097	-	13 883
b) corrections of fundamental errors	-	-	-	-
8.2. Undistributed profit from previous years at beginning of period restated for comparative data	1 336 192	1 362 802	892 812	881 768
a) increases	-	-	638	638
- other	-	-	638	638
b) decreases	(927)	(1 056 392)	(425)	(544 263)
- dividends paid	-	(278 011)	-	(58 825)
- transfer to capital reserve	(927)	(774 204)	(421)	(481 191)
- other (including transfer to receivables)	-	(4 177)	(4)	(4 247)
8.3. Undistributed profit from previous years at end of period	1 335 265	306 410	893 025	338 143
8.4. Undistributed loss from previous years at beginning of period	-	-	-	-
8.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
8.6. Undistributed loss from previous years at end of period	-	-	-	-
8.7. Undistributed profit (loss) from previous years at end of period*	1 335 265	306 410	893 025	338 143
9. Net result for the financial year	881 246	1 910 101	257 130	812 012
a) net profit	881 246	1 910 101	257 130	812 012
b) net loss	-	-	-	-
c) distribution from current year profit	-	-	-	-
II. Equity at end of period	10 765 169	10 765 169	8 733 475	8 733 475

* including net result correspondingly from HY2004 and HY2003

CONSOLIDATED CASH FLOW STATEMENT	**III quarter (current year) from 01.07.2004 to 30.09.2004**	**III quarters (current year) from 01.01.2004 to 30.09.2004**	**III quarter (previous year) from 01.07.2003 to 30.09.2003**	**III quarters (previous year) from 01.01.2003 to 30.09.2003**
A. Cash flow from operating activities				
I. Net profit for the year	881 246	1 910 101	257 130	812 012
II. Total adjustments	183 871	840 276	661 236	537 833
1. Profit from minority interests	18 493	42 272	10 359	27 743
2. Net (profit) from subordinated entities accounted for under equity method	(23 517)	(63 137)	(19 055)	(44 686)
3. Depreciation	272 420	830 909	268 909	805 693
- including amortisation of goodwill from subordinated entities and negative goodwill in subordinated entities write-off	(6 207)	(18 394)	(3 829)	(21 242)
4. Foreign exchange (gains)/losses	(82 813)	(125 029)	48 773	95 909
5. Interest and dividends	16 352	(11 306)	31 978	54 527
6. (Profit) loss from investing activities	(29 586)	33 873	11 178	(1 859)
7. Movements in provisions	16 728	90 165	(85 275)	(60 503)
8. Movements in stock	(135 429)	(450 420)	145 709	(111 838)
9. Movements in receivables	(269 036)	(1 013 773)	(119 593)	(298 997)
	338 668	1 330 174	265 409	162 756

10. Movements in creditors falling due within one year (with the exception for loans)				
11. Movements in prepayments and accruals	52 013	145 502	105 694	10 508
12. Other adjustments	9 578	31 046	(2 850)	(101 420)
III. Cash flow from operating activities (I+/-II)	1 065 117	2 750 377	918 366	1 349 845
B. Cash flow from investing activities	-	-	-	-
I. Inflows	106 218	290 408	71 689	172 809
1. Disposal of intangible fixed assets and tangible fixed assets	35 966	50 863	14 165	22 604
2. Disposal of real estate investments and intangible fixed assets investments	-	-	-	-
3. From financial assets, including:	63 953	220 395	17 746	108 856
a) in subordinated entities	21 180	39 145	4 680	17 027
- sales of financial assets (except for short term securities)	20 103	25 635	2 306	3 255
- sales of short term securities	-	-	-	-
- dividends and profits	1 061	13 428	1 911	12 722
- long-term loans repaid	-	-	450	957
- interest received	16	82	13	93
- other inflows from financial assets	-	-	-	-
b) in other entities	42 773	181 250	13 066	91 829
- sales of financial assets (except for short term securities)	13 574	14 842	64	2 509
- sales of short term securities	24 223	89 509	5 968	23 660
- dividends and profits	-	68 216	-	46 509
- long-term loans repaid	1 972	1 972	4 583	7 673
- interest received	3 004	6 711	2 451	11 478
- other inflows from financial assets	-	-	-	-
4. Other inflows from investing activities	6 299	19 150	39 778	41 349
II. Outflows	(560 680)	(1 554 757)	(273 679)	(1 207 588)
1. Purchases of intangible fixed assets and tangible fixed assets	(328 561)	(996 073)	(377 168)	(812 548)
2. Investments in real estate and intangible fixed assets	-	-	-	-
3. For financial assets, including:	(228 585)	(551 211)	104 756	(389 121)
a) in subordinated entities	(3 916)	(16 692)	126 740	(330 532)
- purchases of financial assets (except for short term securities)	(3 916)	(16 692)	126 740	(330 532)
- purchases of short term securities	-	-	-	-
- loans granted	-	-	-	-
b) in other entities	(224 669)	(534 519)	(21 984)	(58 589)
- purchases of financial assets (except for short term securities)	(12 625)	(26 956)	(1 040)	(1 040)
- purchases of short term securities	(210 984)	(504 431)	(14 809)	(42 059)
- loans granted	(1 060)	(3 132)	(6 135)	(15 490)
4. Dividends and other shares in profits paid to minority shareholders	(1 376)	(3 508)	(1 267)	(3 464)
5. Other payments	(2 158)	(3 965)	-	(2 455)
III. Net cash flow used in investing activities (I-II)	(454 462)	(1 264 349)	(201 990)	(1 034 779)
CONSOLIDATED CASH FLOW STATEMENT - CONTINUED	III quarter (current year) from 01.07.2004 to 30.09.2004	III quarters (current year) from 01.01.2004 to 30.09.2004	III quarter (previous year) from 01.07.2003 to 30.09.2003	III quarters (previous year) from 01.01.2003 to 30.09.2003
C. Cash flow from financing activities				
I. Inflows	141 910	784 241	1 420 197	3 576 175
1. Issuance of shares and other capital instruments, additional payments to capital	-	-	-	-
2. Loans	141 910	627 804	1 206 293	2 337 945
3. Issuance of short term securities	-	156 437	213 904	1 238 230
4. Other inflows	-	-	-	-
II. Outflows	(563 811)	(1 805 755)	(1 867 079)	(3 420 097)

1. Redemption of shares	-	-	-	-
2. Dividends and other distributions to shareholders	(278 011)	(278 011)	(58 825)	(58 825)
3. Other than distribution of profit to shareholders payments from profit	-	-	-	-
4. Repayment of loans	(185 706)	(1 213 585)	(1 319 745)	(1 883 540)
5. Repurchase of short term securities	(75 726)	(234 218)	(439 999)	(1 344 658)
6. Other financial liabilities	-	-	-	-
7. Finance lease payments	(2 494)	(7 539)	(2 180)	(5 705)
8. Interest paid	(21 741)	(72 146)	(46 170)	(127 369)
9. Other payments	(133)	(256)	(160)	-
III. Net cash flow used in / from financing activities (I-II)	(421 901)	(1 021 514)	(446 882)	156 078
D. Net cash flow (A.III+/-B.III+/-C.III)	188 754	464 514	269 494	471 144
E. Balance sheet change in cash and cash equivalents	188 476	462 754	269 339	470 929
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	(278)	(1 760)	(155)	(215)
F. Total cash and cash equivalents at beginning of period	836 038	561 760	379 780	178 190
G. Total cash and cash equivalents at end of period (F+/- D) *	1 024 792	1 026 274	649 274	649 334
- including those of limited availability	297 266	297 266	14 852	14 852

* excluding foreign exchange gains/losses - according to National Accounting Standard No 1

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	3rd Quarter Results_PAS_2
Released	07:00 15-Nov-04
Number	2116F

Independent Auditor's Review Report on the Condensed Quarterly Financial Statements for the 9 month period ended 30 September 2004

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

1. We have reviewed the attached condensed quarterly financial statements for the 9 month period ended 30 September 2004 of Polski Koncern Naftowy ORLEN S.A. ("the Company"), located at Plock, Chemikow Street 7, including:

   - the balance sheet as at 30 September 2004 with total assets amounting to 15,360,901 thousand zloty (in words: fifteen billion, three hundred sixty million, nine hundred one thousand zloty),
   - the profit and loss account for the period from 1 January 2004 to 30 September 2004 with a net profit amounting to 1,732,678 thousand zloty (in words: one billion, seven hundred thirty two million, six hundred seventy eight thousand zloty),
   - the statement of changes in shareholders' equity for the period from 1 January 2004 to 30 September 2004 with a net increase of shareholders' equity amounting to 1,480,021 thousand zloty (in words: one billion four hundred eighty million, twenty one thousand zloty),
   - the cash flow statement for the period from 1 January 2004 to 30 September 2004 with a net cash inflow amounting to 363,596 thousand zloty (in words: three hundred sixty three million, five hundred ninety six thousand zloty)

   The form of the attached condensed quarterly financial statements for the 9 month period ended 30 September 2004 ("attached quarterly financial statements") is prescribed by the Decree of the Council of Ministers of 16 October 2001, on current and periodic information published by issuers of securities (Journal of Law No. 139, item 1569 with further amendments) ("Decree on current and periodic information").

2. The truth and fairness of the attached condensed quarterly financial statements and the proper maintenance of the accounting records are the responsibility of the Company's Management Board. Our responsibility is to issue a report on these condensed quarterly financial statements based on our review.

3. We conducted our review in accordance with the provisions of the law binding in Poland and auditing standards issued by the National Council of Statutory Auditors. These standards require that we plan and perform our review in such a way as to obtain moderate assurance as to whether the financial statements are free of material misstatement. The review was mainly based on applying analytical procedures to the financial data, review of accounting records and discussions with the management of the Company as well as its employees. The scope of work of a review differs significantly from an audit of financial statements, the objective of which is to express an opinion on the truth and fairness of the financial statements. Therefore, we do not express such an opinion on the attached condensed quarterly financial statements.

4. During the third quarter 2004 there were changes in the composition of the Company's Management Board, which is responsible for operations and accounting records of the Company. We have received a representation letter for the purposes of the review of the condensed quarterly financial statements for the period of 9 months ended 30 September 2004 signed by the members of the Company's Management Board acting as of the date of this report. In addition, we have received a representation letter of some former Management Board members, except for the two former Company's Management Board members, who were such members till 29 July 2004 and 18 October 2004, respectively ("two former Company's Management Board members").

   Since we have not received a representation letter for the purposes of the review of the condensed quarterly financial statements of the Company for the period of 9 months ended 30 September 2004 signed by the two former Company's Management Board members, regarding the period of the above mentioned condensed quarterly financial statements until the date of them acting as such members, we are not able to conclude, whether all material contractual obligations, contingent liabilities and transactions with related parties entered into by the Company until 30 September 2004 and material post balance sheet events were properly included in the accompanying condensed quarterly financial statements. In case of not disclosed material contractual obligations, contingent liabilities and transactions with related parties in the period ended 30 September 2004 and not disclosed material post balance sheet events, their impact on the accompanying condensed quarterly financial statements cannot be ascertained.

5. Except for the potential effect of the matter described in the point 4 above, based on our review, nothing came to our attention that causes us to believe that the attached condensed quarterly financial statements require material amendments for the financial data contained in them to be prepared in accordance with the accounting principles set out in the Accounting Act dated 29 September 1994 (the uniform text Journal of Laws 2002, No. 76, item 694, with further amendments) and the appropriate related regulations (jointly "the Accounting Regulations").

6. Without further qualifying our report, we draw attention to the fact that, as of 15 January 2004, the Act dated 12 December 2003 on Amendments to the Commercial Law and to other acts, changing among others the Accounting Act, became effective. Due to the above, the Company changed its accounting policies. As a result the opening balance of shareholders' equity increased by 35,998 thousand zloty. Comparable data was also changed in order to reflect the impact of the changed accounting policies.

on behalf of
Ernst & Young Audit Sp. z o.o.
Emilii Plater St. 53, 00-113 Warsaw
Registration No. 130

Certified Auditor
Registration No. 9542/7118

Lukasz Zalicki

Andrzej Kowal
Certified Auditor
Registration No. 90032/6977

Warsaw, 12 November 2004

Condensed quarterly financial statements PKN ORLEN S.A. for IIIQ 2004

BALANCE SHEET	as at 30.09.2004 end of quarter (current year)	as at 30.06.2004 end of previous quarter (current year)	as at 30.09.2003 end of quarter (previous year)	as at 30.06.2003 end of previous quarter (previous year)
Assets				
I. Fixed assets	8 804 456	8 880 787	8 935 698	8 803 561
1. Intangible fixed assets, including:	31 185	34 978	50 783	57 093
- goodwill	-	-	-	-
2. Tangible fixed assets	6 388 317	6 458 080	6 355 768	6 270 810
3. Long term receivables	35 682	36 544	31 333	32 655
3.1. From subordinated entities	33 891	33 984	25 536	25 751
3.2. From other entities	1 791	2 560	5 797	6 904
4. Long term investments	2 235 974	2 221 518	2 338 086	2 315 122
4.1. Real estate	-	-	-	-
4.2. Intangible fixed assets	-	-	-	-
4.3. Long term financial assets	2 235 974	2 221 518	2 338 086	2 315 122
a) in subordinated entities	1 736 826	1 722 341	1 740 900	1 718 118
b) in other entities	499 148	499 177	597 186	597 004
4.4. Other long term investments	-	-	-	-
5. Long term prepayments, deferred costs and deferred tax asset	113 298	129 667	159 728	127 881
5.1. Deferred tax assets*	-	-	-	-
5.2. Prepayments and deferred costs	113 298	129 667	159 728	127 881
II. Current assets	6 556 445	5 951 920	4 842 307	4 957 585
1. Inventories	2 974 532	2 874 524	2 560 841	2 719 729
2. Short term receivables	2 537 653	2 243 735	1 787 056	1 639 731
2.1. From subordinated entities	674 269	547 051	759 153	761 515
2.2. From other entities	1 863 384	1 696 684	1 027 903	878 216
3. Short term investments	833 482	603 092	72 618	68 680
3.1. Short term financial assets	833 482	603 092	72 618	68 680
a) in subordinated entities	-	-	-	-
b) in other entities	408 123	290 229	7 422	9 191
c) cash and cash equivalents	425 359	312 863	65 196	59 489
3.2. Other short term investments	-	-	-	-
4. Short term prepayments and deferred costs	210 778	230 569	421 792	529 445
Total assets	15 360 901	14 832 707	13 778 005	13 761 146

* the Company compensates provision for deferred tax and deferred tax assets

BALANCE SHEET	as at 30.09.2004 end of quarter (current year)	as at 30.06.2004 end of previous quarter (current year)	as at 30.09.2003 end of quarter (previous year)	as at 30.06.2003 end of previous quarter (previous year)
Liabilities				
I. Equity	9 854 472	9 078 471	7 990 039	7 809 951
1. Share capital	534 636	534 636	525 221	525 221
2. Unpaid share capital (negative value)	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	6 792 160	6 777 817	5 936 840	5 936 632
5. Revaluation reserve	716 569	732 920	730 240	716 044
6. Other capital reserves	53 476	53 476	53 476	53 476
7. Undistributed profit from previous years	24 953	24 953	11 469	11 469
8. Net profit	1 732 678	954 669	732 793	567 109
9. Distribution from profit during financial year (negative value)	-	-	-	-
II. Liabilities and provisions for liabilities	5 506 429	5 754 236	5 787 966	5 951 195
1. Provisions for liabilities	724 458	710 958	705 472	761 217
1.1. Provision for deferred tax *	152 096	156 755	245 760	296 380
1.2. Retirement benefits and similar provisions	99 880	99 880	83 794	83 794

a) long term	87 712	87 712	73 295	73 295
b) short term	12 168	12 168	10 499	10 499
1.3. Other provisions	472 482	454 323	375 918	381 043
a) long term	381 457	386 792	314 857	318 807
b) short term	91 025	67 531	61 061	62 236
2. Long term liabilities	1 527 771	1 596 509	925 775	-
2.1. To subordinated entities	-	-	-	-
2.2. To other entities	1 527 771	1 596 509	925 775	-
3. Short term liabilities	3 151 340	3 360 444	4 085 728	5 129 911
3.1. To subordinated entities	100 587	103 365	360 284	402 095
3.2. To other entities	3 020 028	3 221 092	3 692 458	4 689 368
3.3. Special funds	30 725	35 987	32 986	38 448
4. Accruals and deferred income	102 860	86 325	70 991	60 067
4.1. Negative goodwill	-	-	-	-
4.2. Other accruals and deferred income	102 860	86 325	70 991	60 067
a) long term	-	-	-	-
b) short term	102 860	86 325	70 991	60 067
Total liabilities	15 360 901	14 832 707	13 778 005	13 761 146

* the Company compensates provision for deferred tax and deferred tax assets

Net book value	9 854 472	9 078 471	7 990 039	7 809 951
Number of shares	427 709 061	427 709 061	420 177 137	420 177 137
Net book value per share (in PLN)	23,04	21,23	19,02	18,59

OFF BALANCE SHEET ITEMS	as at 30.09.2004 end of quarter (current year)	as at 30.06.2004 end of previous quarter (current year)	as at 30.09.2003 end of quarter (previous year)	as at 30.06.2003 end of previous quarter (previous year)
1. Contingent receivables	-	-	-	-
1.1. From subordinated entities (including)	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities (including)	-	-	-	-
- received guarantees and sureties	-	-	-	-
2. Contingent liabilities	1 289 612	1 410 735	681 947	468 924
2.1. To subordinated entities (including)	1 289 612	1 410 735	681 947	468 924
- granted guarantees and sureties	835 913	957 036	681 947	468 924
- pledge on shares	453 699	453 699	-	-
2.2. To other entities (including)	-	-	-	-
- granted guarantees and sureties	-	-	-	-
3. Other	900	900	900	900
Total off - balance sheet items	1 290 512	1 411 635	682 847	469 824

INCOME STATEMENT	III quarter (current year) from 01.07.2004 to 30.09.2004	III quarters cumulative (current year) from 01.01.2004 to 30.09.2004	III quarter (previous year) from 01.07.2003 to 30.09.2003	III quarters cumulative (previous year) from 01.01.2003 to 30.09.2003
I. Net sales, including:	8 047 499	21 002 957	6 468 057	17 906 842
- to subordinated entities	1 453 808	3 767 894	1 284 522	3 354 769
1. Net sales of finished products	7 434 668	19 643 914	6 040 333	16 849 811
2. Net sales of goods for resale and materials	612 831	1 359 043	427 724	1 057 031
II. Cost of goods sold, including:	(4 060 576)	(10 029 171)	(3 188 233)	(8 641 770)
	(923 043)	(2 200 426)	(799 182)	(1 956 573)

- to subordinated entities				
1. Cost of sales of finished products	(3 584 949)	(8 962 232)	(2 843 370)	(7 799 814)
2. Cost of goods for resale and materials sold	(475 627)	(1 066 939)	(344 863)	(841 956)
III. Gross profit on sales (I-II)	3 986 923	10 973 786	3 279 824	9 265 072
IV. Selling and distribution costs	(2 984 786)	(8 537 206)	(2 880 743)	(7 975 206)
V. General and administration expenses	(128 871)	(389 767)	(143 875)	(428 283)
VI. Profit on sales (III-IV-V)	873 266	2 046 813	255 206	861 583
VII. Other operating income	86 377	135 071	33 223	310 497
1. Profit on disposal of non-financial fixed assets	40 769	43 372	1 987	3 702
2. Grants	-	-	-	-
3. Other	45 608	91 699	31 236	306 795
VIII. Other operating expenses	(60 543)	(200 016)	(34 663)	(136 697)
1. Loss from disposal of non-financial fixed assets	(5 602)	(5 874)	(1 525)	(2 677)
2. Impairment of non-financial assets	1 307	(55 219)	(14 681)	(34 938)
3. Other	(56 248)	(138 923)	(18 457)	(99 082)
IX. Operating profit (VI+VII-VIII)	899 100	1 981 868	253 766	1 035 383
X. Financial income	82 486	238 693	92 924	228 829
1. Dividends and shares in profits, including:	216	92 994	-	67 000
- from subordinated entities	216	24 778	-	20 491
2. Interest, including:	2 698	9 120	2 067	24 161
- from subordinated entities	688	2 266	1 282	3 991
3. Proceeds from sale of investments	14 103	19 014	817	38 988
4. Revaluation of investments	-	531	-	45
5. Other	65 469	117 034	90 040	98 635
XI. Financial expenses	(16 605)	(72 518)	(144 065)	(271 254)
1. Interest, including:	(13 501)	(47 005)	(23 799)	(85 497)
- for subordinated entities	(239)	(1 010)	(670)	(3 073)
2. Loss from sale of investments	(1)	(1)	-	-
3. Revaluation of investments	(5 710)	(11 424)	(1 938)	(6 871)
4. Other	2 607	(14 088)	(118 328)	(178 886)
XII. Gross profit (IX+X-XI)	964 981	2 148 043	202 625	992 958
XIII. Extraordinary items (XIII.1 - XIII.2)	-	(2)	-	-
1. Extraordinary gains	-	-	-	-
2. Extraordinary losses	-	(2)	-	-
XIV. Profit before taxation (XII+/-XIII)	964 981	2 148 041	202 625	992 958
XV. Income tax	(186 972)	(415 363)	(36 941)	(260 165)
a) current part	(195 638)	(418 946)	(84 934)	(265 708)
b) deferred part	8 666	3 583	47 993	5 543
XVI. Other obligatory charges on profit	-	-	-	-
XVII. Net profit (XIV-XV-XVI)	778 009	1 732 678	165 684	732 793

Net profit for 12 months (annualised)		1 947 150		824 510
Number of shares		427 709 061		420 177 137
Earnings per ordinary share (in PLN)		4,55		1,96

0

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	**III quarter (current year) from 01.07.2004 to 30.09.2004**	**III quarters cumulative (current year) from 01.01.2004 to 30.09.2004**	**III quarter (previous year) from 01.07.2003 to 30.09.2003**	**III quarters cumulative (previous year) from 01.01.2003 to 30.09.2003**
I. Equity at beginning of period	9 078 471	8 374 451	7 809 951	7 263 591
a) changes in accounting policies	-	35 998	-	11 472
b) corrections of fundamental errors	-	-	-	-
I.a. Equity at beginning of period restated for comparative data	9 078 471	8 410 449	7 809 951	7 275 063
1. Share capital at beginning of period	534 636	534 636	525 221	525 221
1.1.Movements in share capital	-	-	-	-

a) increases	-	-	-	-
b) decreases	-	-	-	-
1.2. Share capital at end of period	534 636	534 636	525 221	525 221
2. Unpaid share capital at beginning of period	-	-	-	-
2.1. Movements in unpaid share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
2.2. Unpaid share capital at end of period	-	-	-	-
3. Own shares at beginning of period	-	-	-	-
3.1. Movement in own shares	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
3.2 Own shares at end of period	-	-	-	-
4. Capital reserve at beginning of period	6 777 817	6 122 438	5 936 632	5 501 180
4.1. Movements in capital reserve	14 343	669 722	208	435 660
a) increases	14 343	669 722	208	435 660
- share premium	-	-	-	-
- distribution of profits (by articles)	-	-	-	-
- apportionment of profits (over the minimum provided for by the articles)	-	651 770	-	395 338
- transfer from capital reserves due to revaluation of fixed assets disposed	14 343	17 952	208	40 322
b) decreases	-	-	-	-
4.2. Capital reserve at end of period	6 792 160	6 792 160	5 936 840	5 936 840
5. Revaluation reserve at beginning of period	732 920	730 120	716 044	725 551
a) changes in accounting policies	-	11 045	-	3
5.a. Revaluation reserve at beginning of period restated for comparative data	732 920	741 165	716 044	725 554
5.1. Movements in revaluation capital	(16 351)	(24 596)	14 196	4 686
a) increases	21 088	42 375	25 344	56 880
- increase in valuation of long term investments	-	-	22 390	53 674
- deferred tax assets related to entries made to revaluation reserve	-	-	2 954	3 206
- hedge accounting-cash flow hedges	21 088	42 375	-	-
b) decreases	(37 439)	(66 971)	(11 148)	(52 194)
- fixed assets disposals	(14 343)	(17 952)	(208)	(40 322)
- impairment of tangible fixed assets	-	(1 102)	(10 940)	(11 872)
- decrease in valuation of long term investments	(19 089)	(40 075)	-	-
- deferred tax on bookings related to revaluation reserve	(4 007)	(7 842)	-	-
5.2. Revaluation reserve at end of period	716 569	716 569	730 240	730 240
6. Other capital reserves at beginning of period	53 476	53 476	53 476	53 476
6.1. Movements in other capital reserves	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
6.2. Other capital reserves at end of period	53 476	53 476	53 476	53 476
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	**III quarter (current year) from 01.07.2004 to 30.09.2004**	**III quarters cumulative (current year) from 01.01.2004 to 30.09.2004**	**III quarter (previous year) from 01.07.2003 to 30.09.2003**	**III quarters cumulative (previous year) from 01.01.2003 to 30.09.2003**
7. Profit (loss) from previous years at beginning of period	979 622	933 781	578 578	458 163
7.1. Undistributed profit from previous years at beginning of period	979 622	933 781	578 578	458 163
a) changes in accounting policies	-	24 953	-	11 469
b) corrections of fundamental errors	-	-	-	-
7.2. Undistributed profit from previous years at beginning of period restated for comparative data	979 622	958 734	578 578	469 632

a) increases	-	-	-	-
b) decreases	-	(933 781)	-	(458 163)
- dividends paid	-	(278 011)	-	(58 825)
- transfer to capital reserve	-	(651 770)	-	(395 338)
- others (including transfer to settlements)	-	(4 000)	-	(4 000)
7.3. Undistributed profit from previous years at end of period	979 622	24 953	578 578	11 469
7.4. Undistributed loss from previous years at beginning of period	-	-	-	-
a) changes in accounting policies	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
7.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
7.6. Undistributed loss from previous years at end of period	-	-	-	-
7.7. Undistributed profit (loss) from previous years at end of period*	979 622	24 953	578 578	11 469
8. Net result for the financial year	778 009	1 732 678	165 684	732 793
a) net profit	778 009	1 732 678	165 684	732 793
b) net loss	-	-	-	-
c) distribution of profit	-	-	-	-
II. Equity at end of period	9 854 472	9 854 472	7 990 039	7 990 039

* including net result from HY2004 and HY2003 accordingly

CASH FLOW STATEMENT	III quarter (current year) from 01.07.2004 to 30.09.2004	III quarters cumulative (current year) from 01.01.2004 to 30.09.2004	III quarter (previous year) from 01.07.2003 to 30.09.2003	III quarters cumulative (previous year) from 01.01.2003 to 30.09.2003
A. Cash flow from operating activities				
I. Net profit for the year	778 009	1 732 678	165 684	732 793
II. Total adjustments	(407)	81 813	546 161	72 562
1. Depreciation and amortisation	190 589	586 321	193 069	596 986
2. Foreign exchange (gains)/losses	(69 818)	(95 516)	30 803	62 820
3. Interest and dividends	9 571	(50 931)	21 064	5 806
4. (Profit) loss from investing activities	(46 440)	2 292	17 843	(3 522)
5. Movements in provisions	9 491	61 442	(52 791)	(19 530)
6. Movements in stock	(100 008)	(405 938)	158 888	(117 228)
7. Movements in receivables	(295 159)	(979 953)	(181 976)	(228 475)
8. Movements in creditors falling due within one year (with the exception of loans)	242 320	761 369	261 563	(31 292)
9. Movements in prepayments and accruals	52 149	179 000	97 341	16 369
10. Other adjustments	6 898	23 727	357	(209 372)
III. Net cash flow from operating activities (I+/-II)	777 602	1 814 491	711 845	805 355
B. Cash flow from investing activities				
I. Inflows	101 699	446 493	11 344	138 373
1. Sales of intangible fixed assets and tangible fixed assets	74 174	85 469	2 953	41 433
2. Disposal of real estate investments and intangible fixed assets investments	-	-	-	-
3. From financial assets, including:	27 525	126 675	7 685	94 088
a) in subordinated entities	24 947	54 827	7 012	38 141
- sales of financial assets (except for short term securities)	23 870	29 981	2 093	17 716
- sales of short term securities	-	-	-	-
- dividends and shares in profits	1 061	24 764	4 892	20 336

- long-term loans repaid	-	-	-	-
- interest received	16	82	27	89
- other inflows from financial assets	-	-	-	-
b) in other entities	2 578	71 848	673	55 947
- sales of financial assets (except for short term securities)	1	1	-	2 159
- sales of short term securities	-	-	-	-
- dividends and shares in profits	-	68 216	-	46 509
- long-term loans repaid	-	-	-	-
- interest received	2 577	3 631	673	7 279
- other inflows from financial assets	-	-	-	-
4. Other inflows from investing activities	-	234 349	706	2 852
II. Outflows	(361 781)	(1 088 270)	(273 395)	(1 229 332)
1. Purchases of intangible fixed assets and tangible fixed assets	(206 875)	(718 581)	(272 632)	(634 791)
2. Investments in real estate and intangible fixed assets	-	-	-	-
3. For financial assets, including:	(153 357)	(366 854)	-	(593 153)
a) in subordinated entities	(49 172)	(61 826)	-	(593 153)
- purchases of financial assets (except for short term securities)	(49 172)	(61 826)	-	(593 153)
b) in other entities	(104 185)	(305 028)	-	-
- purchases of short term securities	(104 185)	(305 028)	-	-
4. Other outflows from investing activities	(1 549)	(2 835)	(763)	(1 388)
III. Net cash flow used in investing activities (I-II)	(260 082)	(641 777)	(262 051)	(1 090 959)

CASH FLOW STATEMENT	III quarter (current year) from 01.07.2004 to 30.09.2004	III quarters cumulative (current year) from 01.01.2004 to 30.09.2004	III quarter (previous year) from 01.07.2003 to 30.09.2003	III quarters cumulative (previous year) from 01.01.2003 to 30.09.2003
C. Cash flow from financing activities				
I. Inflows	-	695 903	1 439 861	3 668 992
1. Issuance of shares and other capital instruments, additional payments to capital	-	-	-	-
2. Loans	-	377 180	1 173 429	2 250 393
3. Issuance of short term securities	-	318 723	266 432	1 418 599
4. Other inflows	-	-	-	-
II. Outflows	(406 105)	(1 505 021)	(1 883 793)	(3 379 616)
1. Redemption of shares	-	-	-	-
2. Dividends and other distributions to shareholders	(278 011)	(278 011)	(58 825)	(58 825)
3. Other than distribution of profit to shareholders payments from profit	-	-	-	-
4. Repayment of loans	(17 376)	(549 035)	(1 279 800)	(1 674 800)
5. Repurchase of short term securities	(98 515)	(634 982)	(507 691)	(1 550 206)
6. Other financial liabilities	-	-	-	-
7. Finance lease payments	-	(124)	(636)	(1 782)
8. Interest paid	(12 203)	(42 869)	(36 841)	(94 003)
9. Other payments	-	-	-	-
III. Net cash flow used in / from financing activities (I-II)	(406 105)	(809 118)	(443 932)	289 376
D. Net cash flow (A.III+/-B.III+/-C.III)	111 415	363 596	5 862	3 772
E. Balance sheet change in cash and cash equivalents	112 496	362 590	5 707	3 557
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	1 081	(1 006)	(155)	(215)
F. Total cash and cash equivalents at beginning of period	312 863	62 769	59 489	61 639
G. Total cash and cash equivalents at end of period (F+/- D) *	424 278	426 365	65 351	65 411
- including those of limited availability	187 963	187 963	9 171	9 171

* excluding foreign exchange gains/losses - according to National Accounting Standard No 1

END

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	3rd Quarter Results_PAS_3
Released	07:00 15-Nov-04
Number	2117F

I. INFORMATION ON PRINCIPLES OF PREPARATION OF THE CONSOLIDATED QUARTERLY REPORT FOR 3Q 2004

1. Format and general rules of preparation of the consolidated and unconsolidated balance sheet, consolidated and unconsolidated income stat unconsolidated shareholders' equity and consolidated and unconsolidated cash flow statement

The condensed consolidated and unconsolidated quarterly financial statements presented in this consolidated quarterly report were prepared in compliance with the Polish Act of 29 September 1994 (Journal of Law No 76, pos. 694, 2002 with further amendments of the "Accounting Act") and the Decree of the Council of Ministers of 16 Oc and dates of its publication by issuers of securities allowed to be traded publicly (Journal of Law No 139, pos. 1569 with its further changes) and cover the period from 1 from 1 January 2003 to 30 September 2003.
The accounting rules applied by PKN ORLEN S.A. ("the Company", "the Dominant Company", "PKN ORLEN") and the Capital Group of Polski Koncern Naftowy OR change described below in the point 2, were presented in published annual reports: unconsolidated and consolidated for the year 2003.

2. Applied accounting policies

2.1. In the presented period the Company and the Capital Group did not introduce any significant changes in applied accounting policies in comparison to policies ap except for changes in translation of balance sheet items in foreign currencies due to the change in the Polish Accounting Act. Since 1 January 2004 assets and liabilitie average exchange rate set by the National Bank of Poland ("NBP") for this date. The result of those changes was presented in these financial statements by the restatemen

	Net profit	Shareholders' equity	
	period from 1 January 2003 to 30 September 2003	31 December 2003	30 September 2003
As per published financial statements	805,063	9,129,889	8,712,643
Difference	6,949	26,097	20,832
Comparable data (restated)	812,012	9,155,986	8,733,475

2.2. Since 2004 the Company applies hedge accounting in relation to concluded hedge transactions fulfilling rules specified for hedge accounting. It results in disclosure o as revaluation reserve in the Company's balance sheet. This change does not require neither restatement of the 2004 opening balance nor restatement of comparable data f

3. Method of the preparation of the consolidated financial statements

For the preparation of the consolidated and unconsolidated balance sheet, consolidated and unconsolidated income statement, statement of changes in consolidated and unconsolidated cash flow statement, the same rules were applied as for the preparation of consolidated and unconsolidated financial statements for the year 2003, after t The condensed consolidated financial statements of the Group and the condensed financial statements of the Company reflect all adjustments, consisting of normal rec consolidated results of operation, balance sheets and cash flows for each period presented.

4. Principles of calculation of the selected financial data denominated in EUR

Selected financial data has been recalculated to EUR according to the following principles:

- balance sheet items – using the average rate of NBP published as at 30 September 2004 - i.e. 4.3832 zloty/ EUR,
- income statement and cash flow items – using the exchange rate calculated as a simple average of the NBP average exchange rates published for the last day o September 2004 – i.e. 4.6214 zloty/ EUR.

II. INFORMATION ON CHANGES IN PROVISIONS AND FIXED ASSETS IMPAIRMENT LOSSES – CONSOLIDATED DATA

1. Impairment of assets

1.1. Impairment of tangible fixed assets

3Q 2004	
Balance as at 1.07.2004	125,713
Increases during the period 1.07.2004 – 30.09.2004	2,591
Decreases during the period 1.07.2004 – 30.09.2004	(6,140)
Balance as at 30.09.2004	122,164

3Q 2004 cumulative	
Balance as at 1.01.2004	89,823
Increases during the period 1.01.2004 – 30.09.2004	49,896
Decreases during the period 1.01.2004 – 30.09.2004	(17,555)
Balance as at 30.09.2004	122,164

1.2. Impairment of construction in progress

3Q 2004	
Balance as at 1.07.2004	45,526
Increases during the period 1.07.2004 – 30.09.2004	2,519
Decreases during the period 1.07.2004 – 30.09.2004	(283)
Balance as at 30.09.2004	47,762

3Q 2004 cumulative	
Balance as at 1.01.2004	37,636
Increases during the period 1.01.2004 – 30.09.2004	10,416
Decreases during the period 1.01.2004 – 30.09.2004	(290)
Balance as at 30.09.2004	47,762

1.3. Adjustments in the valuation of financial fixed assets and differences in the valuation of contribution in-kind

1.3.1. Impairment of financial fixed assets

3Q 2004	
Balance as at 1.07.2004	76,482
Increases during the period 1.07.2004 – 30.09.2004	434
Decreases during the period 1.07.2004 – 30.09.2004	(14)

Balance as at 30.09.2004	76,902

3Q 2004 cumulative	
Balance as at 1.01.2004	71,389
Increases during the period 1.01.2004 – 30.09.2004	6,148
Decreases during the period 1.01.2004 – 30.09.2004	(635)
Balance as at 30.09.2004	76,902

1.3.2. Difference in the valuation of contribution in-kind related to financial long-term assets

3Q 2004	
Balance as at 1.07.2004	3,062
Increases during the period 1.07.2004 – 30.09.2004	-
Decreases during the period 1.07.2004 – 30.09.2004	(14)
Balance as at 30.09.2004	3,048

3Q 2004 cumulative	
Balance as at 1.01.2004	3,548
Increases during the period 1.01.2004 – 30.09.2004	1
Decreases during the period 1.01.2004 – 30.09.2004	(501)
Balance as at 30.09.2004	3,048

1.4. Allowance for doubtful debts

3Q 2004	
Balance as at 1.07.2004	317,099
Increases during the period 1.07.2004 – 30.09.2004	34,842
Decreases during the period 1.07.2004 – 30.09.2004	(29,468)
Balance as at 30.09.2004	322,473

3Q 2004 cumulative	
Balance as at 1.01.2004	316,863
Increases during the period 1.01.2004 – 30.09.2004	66,172
Decreases during the period 1.01.2004 – 30.09.2004	(60,562)
Balance as at 30.09.2004	322,473

1.5. Impairment of inventories

In 3Q 2004 the Capital Group decreased the value of impairment of inventories by PLN (1,550) thousand. Respectively, the Capital Group made an impairment of cumulatively.

2. Provisions for liabilities

2.1. Provisions for deferred tax

3Q 2004	
Balance as at 1.07.2004*	212,395
Increases during the period 1.07.2004 – 30.09.2004	13,810
Decreases during the period 1.07.2004 – 30.09.2004	(21,561)
Balance as at 30.09.2004	204,644

3Q 2004 cumulative	
Balance as at 1.01.2004*	212,323
Increases during the period 1.01.2004 – 30.09.2004	82,101
Decreases during the period 1.01.2004 – 30.09.2004	(89,780)
Balance as at 30.09.2004	204,644

* including PLN 6,121 thousand of opening balance adjustment resulting from change in accounting policies

2.2. Provision for jubilee and retirement bonuses

3Q 2004	
Balance as at 1.07.2004	170,416
Increases during the period 1.07.2004 – 30.09.2004	1,735
Decreases during the period 1.07.2004 – 30.09.2004	(2,064)
Balance as at 30.09.2004	170,087

3Q 2004 cumulative	
Balance as at 1.01.2004	158,588
Increases during the period 1.01.2004 – 30.09.2004	30,029
Decreases during the period 1.01.2004 – 30.09.2004	(18,530)
Balance as at 30.09.2004	170,087

2.3. Other provisions

	Environmental provision	Provision for business risk	Other provisions
3Q 2004			
Balance as at 1.07.2004	438,006	54,166	29,136
Increases during the period 1.07.2004 – 30.09.2004	-	26,786	1,581
Decreases during the period 1.07.2004 – 30.09.2004	(9,271)	-	(1,880)
Balance as at 30.09.2004	428,735	80,952	28,837

	Environmental provision	Provision for business risk	Other provisions
3Q 2004 cumulative			
Balance as at 1.01.2004	406,792	21,812	29,200
Increases during the period 1.01.2004 – 30.09.2004	36,574	59,293	8,668
Decreases during the period 1.01.2004 – 30.09.2004	(14,631)	(153)	(9,031)
Balance as at 30.09.2004	428,735	80,952	28,837

3. Goodwill from consolidation / Negative goodwill from consolidation

3.1. Goodwill from consolidation

3Q 2004	
Balance as at 1.07.2004	19,342
Increases during the period 1.07.2004 – 30.09.2004	-
Decreases during the period 1.07.2004 – 30.09.2004	(1,470)
Balance as at 30.09.2004	17,872

3Q 2004 cumulative	
Balance as at 1.01.2004	20,856
Increases during the period 1.01.2004 – 30.09.2004	1,300
Decreases during the period 1.01.2004 – 30.09.2004	(4,284)
Balance as at 30.09.2004	17,872

3.2. Negative goodwill from consolidation

3Q 2004	
Balance as at 1.07.2004	283,641
Increases during the period 1.07.2004 – 30.09.2004	646
Decreases during the period 1.07.2004 – 30.09.2004*	(9,828)
Balance as at 30.09.2004	274,459

3Q 2004 cumulative	
Balance as at 1.01.2004	301,369
Increases during the period 1.01.2004 – 30.09.2004	1,100
Decreases during the period 1.01.2004 – 30.09.2004*	(28,010)
Balance as at 30.09.2004	274,459

* including exchange rate differences from recalculating of consolidated entities

III. DESCRIPTION OF CAPITAL GROUP OPERATIONS IN 3 Q 2004 AND DETAILS OF FACTORS AND EVENTS HAVING A MATERIAL INFLUENC

At the end of 3Q 2004 PKN ORLEN S.A. owned directly or indirectly shares in following entities, which are controlled, jointly controlled or significantly influenced by P

- 96 subsidiaries,
- 3 joint ventures,
- 26 associates.

In comparison to the end of 3Q 2003 there was a decline in the total number of subsidiaries, joint ventures and associates from 137 to 125. There were 79 entities co entities consolidated amounted to 85.

The most important factors having material influence on operating results of the Capital Group in 3Q 2004 in comparison to 3Q 2003 are as follows (change: 3Q 2004 to 3

- an increase in refining margin ("crack") on quotations for gasoline from 89.53 to 119.12 USD/ton (by 33.1%), on quotations for diesel oil from 41.44 to 104.02 27.49 to 70.33 USD/ton (by 155.8%),
- an increase in average price of Brent crude oil quotations from 28.41 to 41.57 USD/bbl (by 46.3%),
- *an increase in discount of Ural crude oil quotations in relation to Brent crude oil quotations from /-1.24/* USD/bbl to /-4.30/ USD/bbl (by 246.8%),
- an increase in sales volume of diesel oil by 4.2%,
- an increase in sales volume of Ekoterm by 16.0%,
- a comparable average EUR exchange rate (4,43 PLN/EUR),
- a decrease in sales volume of gasoline by 5.5%,
- a decrease in sales volume of LPG by 15.9%,
- a decrease in an average USD exchange rate from 3.93 to 3.62 PLN/USD (by 7.9%).

In 3Q 2004 the Capital Group's retail sales and wholesales of motor fuels (gasoline, diesel oil, LPG, Jet A-1) and light heating oil (Ekoterm) amounted to 2,823,084 tc period of the previous year by 57,085 tons (by 2.1%). In 3Q 2004 the sales of the products mentioned above amounted cumulatively to 7,634,918 tons and incre corresponding period of the previous year. The total sales of all products (refinery, chemical and other) in 3Q 2004 amounted to 4,053,620 tons and was higher than in 3C for 3Q 2004 amounted cumulatively to 10,907,917 tons and was higher than for 3Q 2003 cumulatively by 445,260 tons (i.e. by 4.3%). The retail sales of motor fuels (tons and was lower than sales in the corresponding period of the previous year by 207,065 tons (by 18.8%); the total retail sales for 3Q 2004 cumulatively decreased by (volumes result from a higher fuels consumption in Poland during the 9 month period ended 30 September 2004 by 3.3% in comparison to the corresponding period of the presented in the following table:

Sales volume of light products In the Capital Group of PKN ORLEN S.A.	3Q 2003		3Q 2004		Dynamics (%) 3Q 2004/ 3Q 2003
Wholesale of main light products, including:		**1,536,616**		**1,886,382**	**122.8**
- gasoline (tons)		436,393		488,577	112.0
- diesel oil (tons)		610,334		758,472	124.3
- Ekoterm (tons)		385,997		520,059	134.7
Retail sales of motor fuels, including:	**1,407,538**	**1,100,363**	**1,151,658**	**893,298**	**81.2**
- gasoline (thousands litres) / (tons)	830,535	627,054	683,550	516,080	82.3
- diesel oil (thousands litres) / (tons)	526,620	444,994	403,327	340,811	76.6

- LPG (thousands litres) / (tons)	50,383	28,315	64,781	36,407	128.6
Total sales of fuels (tons)		**2,765,999**		**2,823,084**	**102.1**
- including motor fuels (tons)		2,317,452		2,302,916	99.4

Sales volume of light products In the Capital Group of PKN ORLEN S.A.	3Q 2003 cumulatively		3Q 2004 cumulatively		Dynamics (%) 3Q 2004/ 3Q 2003 cumulatively
Wholesale of main light products, including:		**4,123,494**		**5,009,473**	**121.5**
- gasoline (tons)		1,155,132		1,365,132	118.2
- diesel oil (tons)		1,669,978		2,037,802	122.0
- Ekoterm (tons)		1,095,239		1,342,471	122.6
Retail sales of motor fuels, including:	**3,397,219**	**2,652,166**	**3,208,869**	**2,491,752**	**94.0**
- gasoline (thousands litres) / (tons)	2,010,199	1,517,700	1,916,887	1,447,250	95.4
- diesel oil (thousands litres) / (tons)	1,254,278	1,059,865	1,125,117	950,724	89.7
- LPG (thousands litres) / (tons)	132,742	74,601	166,865	93,778	125.7
Total sales of fuels (tons)		**7,105,722**		**7,634,918**	**107.4**
- including motor fuels (tons)		5,847,212		6,292,102	107.6

Sustained high level of refining margin on quotations of basic refining products, significant improvement in differentiation of quotations between Brent and Ural cr operating costs reduction and restructuring caused a considerable increase in operating profit of the Dominant Company and the Capital Group in comparison to the corres

The results of the Dominant Company compared with the Capital Group were as follows:

Items	3Q 2003		PKN's share in the Group	3Q 2004		PKN's share in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processing ('000 tons)	3,089	2,971	96.2	3,372	3,256	96.6
Net sales revenue	9,113,322	6,468,057	71.0	11,124,574	8,047,499	72.3
Profit on sales	337,222	255,206	75.7	1,020,741	873,266	85.6
Operating profit	362,864	253,766	69.9	1,022,835	899,100	87.9
Profit before taxation	308,817	202,625	65.6	1,092,379	964,981	88.3
Net profit	257,130	165,684	64.4	881,246	778,009	88.3

Items	3Q 2003 cumulatively		PKN's share in the Group	3Q 2004 cumulatively		PKN's share in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processing ('000 tons)	9,119	8,723	95.7	9,328	8,954	96.0
Net sales revenue	24,356,668	17,906,842	73.5	29,776,533	21,002,957	70.5

Profit on sales	1,058,671	861,583	84.1	2,328,515	2,046,813	87.9
Operating profit	1,146,867	1,035,383	90.3	2,208,033	1,981,868	89.8
Profit before taxation	1,079,824	992,958	92.0	2,352,848	2,148,041	91.3
Net profit	812,012	732,793	90.2	1,910,101	1,732,678	90.7

During 3Q 2004 the companies of the Capital Group processed 3,372 thousand tons of crude oil and during 3Q 2004 cumulatively 9,328 thousand tons. The achieved leve period of the previous year, however, the processing of 3Q 2004 cumulatively is lower by 2.3% than in 3Q 2003 cumulatively.
In the third quarter of 2004 the profit on sales of the Capital Group reached the level of PLN 1,021 million, whereas it amounted to PLN 337 million in the correspondin profit on sales amounted to PLN 2,329 million and was higher than in 3Q 2003 by 119.9%. While applying LIFO method of inventory valuation, an estimated profit on sa PLN 268 million in the corresponding period of the previous year. In 3Q 2004 cumulatively an estimated profit on sales calculated using LIFO method amounted to l previous year. In 3Q 2004 there was a growing trend in crude oil prices, which resulted in an increase of financial results of the Capital Group for 3Q 2004 calculat inventory valuation.
In 3Q 2004 the net profit of the Capital Group reached the level of PLN 881 million and was higher by 242.7% than the profit gained in the corresponding period of amounted to PLN 1,910 million and was higher than in 3Q 2003 cumulatively by 135.2%. While applying LIFO method, an estimated net profit in 3Q 2004 amounted 2003. In 3Q 2004 cumulatively an estimated net profit calculated with LIFO method amounted to PLN 1,554 million comparing to PLN 786 million in the comparable pe
In 3Q 2004 the share of the Dominant Company in the net profit of the Capital Group increased significantly from 64,4% to 88,3% in comparison to 3Q 2003. Above (cracks) on basic refining products and cost cutting within the implemented Operating Costs Reduction Programme for the value of PLN 182 million.

Financial data with segment information of the Capital Group is presented below:

Items	3Q 2003				3Q 2004			
	Refining	Chemicals	Other operations	Total	Refining	Chemicals	Other operations	Total
Segment result	396	44	34	474	859	217	13	1,089
Unallocated corporate income				3				26
Unallocated corporate expense				-114				-92
Profit from operations				363				1,023

Items	3Q 2003 cumulatively				3Q 2004 cumulatively			
	Refining	Chemicals	Other operations	Total	Refining	Chemicals	Other operations	Total
Segment result	1,101	317	54	1,472	1 887	560	75	2,522
Unallocated corporate income				17				28

Unallocated corporate expense				-342				-342
Profit from operations				1,147				2,208

In 3Q 2004 the segment total operating profit increased by almost three times (an increase of 181.8%) in comparison to the corresponding period of the previous year. Tl of the results of the refining segment by 116.9% (sustained very high margin levels on quotations for refining products) and chemical segment, which reported a 39 products during the third quarter of 2004, resulting mainly from the high demand for polyvinyl chloride, an increased post-seasonal sales of fertilizers and reactivation of (

During the 9 month period ended 30 September 2004 in comparison to the corresponding period of the previous year there was an increase in the total operating profit (financial result of the refining segment by 71.4% (high level of margins) and an increase in the result of the chemical segment by 76.7%. Taking into account the fact th the consequence of contribution of an organized part of the company to Basell Orlen Polyolefins Sp. z o.o. valued in the amount of PLN 112 million (the difference liabilities and the fair value of the stake gained) the operating profit of the chemical segment showed an increased by 173.2%.

In 3Q 2004 the Dominant Company did not issue securities under Bonds Issuance Program.

In October 2004 there was an unplanned 15 day shutdown of the Gudron hydrosulphuration installation. The above mentioned event do not influence the volume of pro the amount of heating oil produced. The Dominant Company estimates that there will be a decrease of the gross margin by PLN 21 million maximally in connection necessary actions in order to reduce a potential loss of margin.

IV. UNUSUAL ITEMS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE ACHIEVED FINANCIAL RESULTS

In the 9 month period ended 30 September 2004 there were no significant events affecting the amounts presented in this financial statement.

V. SEGMENT DATA

	Refining and Marketing				Chemicals				Other operations				
	for the period				for the period				for the period				
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months
	ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		ended 30 S 20(
Revenues													
External sales	26,339,847	9,873,397	21,584,614	8,208,221	2,900,575	1,069,824	2,375,145	762,198	497,236	163,719	396,909	142,903	-
Inter-segment sales	3,110,723	1,186,529	2,388,456	692,006	1,073,370	405,930	1,030,858	340,495	572,983	175,594	838,852	273,148	(4,757,076
Value of hedge transactions					38,875	17,634							
Total revenue	**29,450,570**	**11,059,926**	**23,973,070**	**8,900,227**	**4,012,820**	**1,493,388**	**3,406,003**	**1,102,693**	**1,070,219**	**339,313**	**1,235,761**	**416,051**	**(4,757,076**
Costs	**(27,442,165**	**(10,183,466**	**(22,865,341**	**(8,533,797**	**(3,449,576**	**(1,273,037**	**(3,198,251**	**(1,057,206**	**(974,877**	**(323,460**	**(1,171,759**	**(383,755**	**4,757,201**
Other operating income	85,801	8,933	102,548	44,534	21,292	10,538	128,059	3,313	40,312	29,093	31,997	15,404	
Other operating cost	(207,042)	(26,059)	(109,458)	(14,826)	(24,499)	(14,322)	(19,003)	(4,904)	(60,797)	(31,818)	(42,297)	(14,242)	
Result													
Segment result	1,887,164	859,334	1,100,819	396,138	560,037	216,567	316,808	43,896	74,857	13,128	53,702	33,458	125
Unallocated corporate income													
Unallocated corporate expenses													
Profit from operations													
Financial income													
Financial expenses													
Loss on disposal of all or part of shares in subordinated entities													
Gross profit													
Extraordinary gains													
Extraordinary losses													
Write-off of goodwill from consolidation	(3,656)	(1,262)	(3,447)	(1,149)	-	-	-	-	(628)	(208)	(628)	(210)	
Write off of negative goodwill from consolidation	4,467	1,615	6,865	(882)	18,178	6,059	18,178	6,059	33	3	274	11	
Profit before taxation													

	Refining and Marketing				Chemicals				Other operations				Elimi	
	for the period				for the period				for the period				for the	
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months
	ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		ended 30 September 2004	
Income taxes														
Other obligatory charges on profit (increase of loss)														
Share in profit (losses) of subordinated entities accounted for using equity method	251	315	420	609	52,704	21,102	35,518	16,854	10,182	2,100	8,748	1,592		
Minority interests														
Net profit														

	Refining and Marketing				Chemicals				Other operations				
	for the period				for the period				for the period				
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 mon
	ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		ended :
Property, plant, equipment and intangible assets expenditures	490,581	229,968	486,058	150,738	482,252	169,933	351,057	220,908	48,730	19,234	88,742	26,122	1,021,
Property, plant, equipment and intangible assets expenditures unallocated to segments													24,
Total property, plant, equipment and intangible assets expenditure													**1,045,**
Segment depreciation	586,799	192,874	535,437	177,885	129,449	42,625	143,425	46,064	108,715	35,678	123,032	40,519	824,
Unallocated assets depreciation													24,
Total depreciation													**849,**
Non-cash expenses other than depreciation	**119,672**	**45,371**	**73,272**	**4,457**	**13,099**	**5,649**	**11,866**	**3,167**	**45,235**	**31,617**	**34,052**	**12,152**	**178,**

Geographical segments

In connection with purchasing long-term financial assets in Germany, beginning from 1 March 2003 the Group operates in Poland and Germany. The following table pres market segmentation for the 9 and 3 month periods ended 30 September 2004 and 30 September 2003.

	Refining and Marketing				Chemicals				Other o	
	for the period				for the period				for th	
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months
	ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		ended 30 September 2004	
Export Sales	840,582	354,721	540,364	236,902	675,178	257,325	599,396	187,013	17,582	5,942
Domestic sales:	25,499,265	9,518,676	21,044,250	7,971,319	2,264,272	830,133	1,775,749	575,185	479,654	157,777
- sales in Poland	19,084,820	7,277,324	16,691,788	6,058,519	2,225,397	812,499	1,775,749	575,185	479,654	157,777
- sales in Germany	6,414,445	2,241,352	4,352,462	1,912,800	-	-	-	-	-	-
- valuation of hedge transactions					38,875	17,634				
Total external revenue	**26,339,847**	**9,873,397**	**21,584,614**	**8,208,221**	**2,939,450**	**1,087,458**	**2,375,145**	**762,198**	**497,236**	**163,719**

VI. IMPORTANT EVENTS THAT WERE SUBJECT OF CURRENT REPORTS SINCE 1 JULY 2004 AND UNTILL THE DAY OF FINANCIAL STATEMENTS APPROVAL

1. On 1 July 2004 the Management Board of PKN ORLEN informed that the Company signed a sale contract regarding the sale of a self-operating part of PKN O PLN 47,391,125.96. The purchaser was a subordinated company ORLEN Oil Sp. z o.o. located in Krakow. That above transaction aims at consolidation of proc Group and represents a further step in the restructuring process conducted by PKN ORLEN. It is also a further stage in the process of integrating the production c such as engine and lubricant oils. As at the date of conducting the agreement, PKN ORLEN possessed 9% equity stake in ORLEN Oil Sp. z o.o.

2. On 28 July 2004 PKN ORLEN informed that Zbigniew Wrobel resigned from the position of the President of Management Board. The resignation took effect as the Supervisory Board. On 28 July 2004 the Supervisory Board appointed Jacek Walczykowski to the position of the President of Management Board of PKN OR the position of Vice-President and member of Supervisory Board, as well as from the position of Vice-President and Member of Management Board of Nafta Polsl

3. On 29 July 2004 PKN ORLEN informed about granting surety in the form of guarantee letter to Zurich Versicherung AG to secure the liabilities of German sub: EUR 20 million resulting from fuel trading operations. The surety is valid till 31 January 2005. PKN ORLEN holds 100% stake in ORLEN Deutschland GmbH.

4. On 5 August 2004 PKN ORLEN informed that Andrzej Wieczorkiewicz resigned from the position of the Supervisory Board Member of PKN ORLEN. Andrzej V

5. On 5 August 2004 PKN ORLEN informed that the Extraordinary Meeting of Shareholders dismissed from the Supervisory Board: Jan Waga, Ryszard Lawı Zielinski, and appointed to the Supervisory Board: Jacek Bartkiewicz, Raimondo Eggink, Maciej Gierej, Krzysztof Lis, Malgorzata Okonska-Zaremba, Piotr Osiec

6. The Management Board of PKN ORLEN informed that on 12 August 2004 it had received from one of its shareholders Bengodi Finance S.A. located in Warsaw t Warsaw took in the District Court in Warsaw, XV Economic Department, legal action in order to state the invalidity of the resolution of the General Meeting of resolution no. 14 of the Extraordinary Meeting of Shareholders of PKN ORLEN S.A. dated 5 August 2004 on appointment of the President of the PKN ORLEN' received the decision of the District Court in Warsaw, XV Economic Department, to refuse the motion of Bengodi Finance S.A.

7. On 17 August 2004 PKN ORLEN informed that the Supervisory Board analysed the process of election of Jacek Walczykowski, the President of the Managei Supervisory Board of PKN ORLEN took a resolution to dismiss Jacek Walczykowski from the position of the President of the Management Board of PKN C unanimously. On 16 August 2004 the Supervisory Board of PKN ORLEN took an unanimously resolution to entrust Janusz Wisniewski, until now Vice-Presi entitlement of the acting President of the Management Board of PKN ORLEN until appointment a new President of the Management Board of PKN ORLEN Board. The Supervisory Board approved principles for selection of the new President of the Management Board with participation of cooperating until now human

8. On 18 August 2004 PKN ORLEN S.A. received an information that on 11 August 2004 the Register Court in Krakow registered an increase in the share capital oi from PLN 43,558 thousand by the amount of PLN 31,535 thousand, up to PLN 75,093 thousand. The stake in the increased share capital was covered in whole t increase of the share capital of ORLEN Oil the stake of PKN ORLEN S.A. rose from 9% to 47,2%. Remaining shares are possessed by Rafineria Trzebini Czechowice S.A. (4,5%). Each share gives right to only one voice during the General Meeting of Shareholders. The purpose of the increase of the share capital is of ORLEN Oil's assets being the element of the Oil Department of PKN ORLEN S.A. These tasks are connected with the strategy of consolidation of the oil asset: uniform centre managing the oil segment in PKN ORLEN S.A. The contributed assets constitute above 20% of current initial capital of ORLEN Oil and constitut Act 1 and 3 the Decree of the Council of Ministers dated on 16 October 2001 on current and periodic information publishes by issuers of securities.

9. On 21 September 2004 the Supervisory Board of PKN ORLEN decided unanimously to appoint Igor Chalupec to the position of the President of the Management was made according to procedures agreed earlier by the Supervisory Board. Before the appointment decision was made, the Supervisory Board conducted indiv

short list.

10. PKN ORLEN informed that on 6 September 2004 ORLEN Deutschland AG concluded the yearly contract with Shell Oil Deutschland GmbH. The subject of th of gasoline and engine oil to the company ORLEN Deutschland AG in 2004. The estimated value of the transaction amounts to about EUR 360 million. The al settlements being realized during the current year and constitutes a "significant agreement" in accordance with the Decree of the Council of Ministers datec published by issuers of securities as value of the contract exceeds 10% of equity of PKN ORLEN. PKN ORLEN owns 100% of share capital of ORLEN Deutsch

11. On 4 October 2004, the Management Board of Polski Koncern Naftowy ORLEN S.A. acknowledged the fulfilment of one of the conditions precedent provid bearer shares of Unipetrol a.s. ("Unipetrol"), each having the nominal value of CZK 100, and representing approximately 62.99% of all the issued and outstandir 2004 between the National Property Fund of the Czech Republic ("NPF") and the Company ("Unipetrol Share Purchase Agreement"). Pursuant to the provisi conditions precedent were preemptive rights to be executed with respect to the shares held by Unipetrol in Ceska rafinerska, a.s., or lapse of the time limi connection with the change of control of Unipetrol, with such rights being granted to each IOC member (Eni International B.V., ConocoPhillips Central and Eas B.V., being the shareholders of Ceska rafinerska, a.s.). According to the NPF notification received by the Company, the above mentioned condition preceden about lapse of the time period provided for the execution of the mentioned above preemptive rights since none of the IOC members had executed them within the

12. PKN ORLEN S.A. informed that on 18 October 2004 the Supervisory Board of PKN ORLEN S.A. changed composition of the Management Board. It is connecte Board, which is oriented on its effective and transparent management.

Changes were made in accordance to the previously agreed procedure, among others after individual evaluations carried through by the consulting company Kor The Supervisory Board accepted resignations 18 October 2004:

- Krzysztof Kluzek from the position of the Member of the Management Board of PKN ORLEN on 18 October 2004,
- Slawomir Golonka and Jacek Strzelecki from the position of Vice-President of the Management Board of PKN ORLEN on 31 October 2004.

Simultaneously the Supervisory Board of PKN ORLEN appointed to the Management Board following persons:

- Wojciech Heydel as the Vice-President of the Management Board on 1 November 2004,
- Jana Maciejewicz as the Vice-President of the Management Board on 1 December 2004,
- Cezary Smorszczewski as the Vice-President of the Management Board on 1 November 2004,
- Pawel Szymanski as the Member of the Management Board on 18 October 2004.

VII. SHAREHOLDERS POSSESSING DIRECTLY OR INDIRECTLY THROUGH DEPENDENT ENTITIES AT LEAST 5% OF VOTES AT THE DATE OF ISSUE OF QUARTERLY REPORT

Shareholder	Share in number of votes at the GM as at the day of previous quarterly report publication, in %*	Number of shares as at the day of previous quarterly report publication*	Change % during the period 31.07.2004 - 29.10.2004	Share in number of votes in % at the GM as at the day of issue of this report**	Number of shares as at the day of issue of this report**
Nafta Polska S.A.	17.32%	74,076,299	-	17.32%	74,076,299
State Treasury	10.20%	43,633,897	-	10.20%	43,633,897
The Bank of New York (GDR	10.81%	46,243,632	0,01	10.82%	46,254,946

owner)					
Others	61.67%	263,755,233	(0,01)	61.66%	263,743,919
	-------	--------	-------	-------	--------
Total	100%	427,709,061	-	100%	427,709,061
	========	=========	========	========	=========

* Data as at 31 July 2004
** Data as at 29 October 2004

On 4 July 2003 the Company was informed by Commercial Union Mutual Pension Fund BPH CU WBK, located in Warsaw, that Commercial Union Mutual Pension I shares of PKN ORLEN, which constituted 5.04% of the total number of votes at the General Meeting of Shareholders.

On 3 November 2004 the Company was informed that Kulczyk Holding S.A. with its subordinates possess 20,443,377 shares of PKN ORLEN, which constitutes 4.7 Shareholders of PKN ORLEN.

Stake of the above shareholders (in %) in the share capital of the Company is consistent with proportion in the number of votes at the General Meeting of Shareholders as

VIII. CHANGES IN THE COMPANY'S SHARES POSSESSED BY THE MANAGEMENT BOARD AND BY THE SUPERVISORY BOARD, ACC COMPANY

The Company shares possessed by the Management Board and by the Supervisory Board in 3Q 2004:

	Number of shares as at the day of last quarterly report publication*	Acquired	Disposed	Increases due to changes in the Management Board	Decreases due to changes in the Management Board	Number of shares as at the day of publication of this report**
Management Board	-	-	-	-	-	-
Supervisory Board	407	-	-	2,950	(407)	2,950

* Data as at 28 July 2004
** Data as at 25 October 2004

IX. INFORMATION ON MATERIAL LEGAL ACTIONS AND OTHER RISKS CONCERNING THE COMPANY OR ITS DEPENDENT ENTITIES

1. As at the date of these financial statements Rafineria Trzebinia, the Company's subsidiary, has no overdue budget liabilities related to the excise tax or VAT.

The remaining VAT liabilities were cancelled by the decision of the Head of Tax Office of Malopolska region dated 30 April 2004. Liabilities related to the exci Office I were cancelled on 19 April 2004. The restructuring process of remaining tax liabilities of Rafineria Trzebinia for years 1999-2001 was completed by the March 2004. Rafineria Trzebinia S.A. obtained appropriate expertises confirming correct classification of produced goods.

2. In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o ("Tankpol") transferred to PKN ORLEN due to cession, 40% of shares held in (receivables from Tankpol. Final settlement of this transaction should be made after valuation of shares in PetroTank. On 30 October 2003 a legal case was filed again or return of the ceded shares. On 26 January 2004 Tankpol modified its claim for repayment of PLN 36,383 thousand or return of the ceded shares. Together with ı amounting to PLN 232,147 thousand. On 22 January 2004 Tankpol approached the Company with a compromise offer, stating, that the claim will be revoked if PKN during the first hearing the court suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise. On 9 Septembeı months at both sides request. The above claim was not provided as in the Company's Management view, based on the independent legal opinion obtained, the fiı impact on the presented financial results.

3. Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perf(the above information, including an analysis of the specified procurement transactions. The reports on these procedures have been presented to the Supervisory B Board filed notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

- disclosure of confidential information, included in auditors' reports,
- violation of the Company's purchase procedures

The final outcome of the above notifications is not known as at the date of the preparation of these financial statements. However, in the Management's opinion, theı matters may materially impact the true and fair presentation of the accompanying consolidated and unconsolidated condensed financial statements for the 9 month peı

4. On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("N S.A. ("PSE"). The "put" price amounted to PLN 111,5 million and was calculated as a sum of a par value of the shares sold and a cumulative investment premiun regulating the cooperation between the NOM shareholders.
On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the Board of the Company, based on independent legal analyses, the Company executed its put option and sold NOM shares to PSE. Consequently in year 2003, the (PLN 27,5 million (difference between purchase price of the stakes and the sales price resulting from the put option). According to the Management Board the receival On 23 September 2004 during the first hearing in the Court of Arbitration initial presentation of both sides' positions took place. The Court took also decision about h as by defendant. On 7 October 2004 there was a hearing, during which the called witnesses were examined. The hearing was postponed to 28 October 2004, due to ai was set for 19 November 2004.

5. The Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement : according to the paragraph 36 the method of calculation of system fee, constituting an element of a power transfer fee has been changed. According to paragraph settlement has been allowed. Following the decision of the Chairman of the Electricity Regulation Office the electricity sale agreement between Zaklad Energetyczn did not determine contentious issues concerning transfer fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an aj PKN ORLEN to a compromise agreement, and the District Court in Warsaw called PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne Management estimated the claim and set up in 2002 an accrual for liability to ZEP S.A in the amount of PLN 8,272 thousand, and provided for it in the amount

decision of the court PKN ORLEN was obliged to pay a liability connected with the above mentioned system fee to Zaklad Energetyczny Plock S.A. in the amount of P risks was increased by PLN 28,179 thousand to cover the whole judged amount.

X. INFORMATION ON LEGAL ACTIONS CONCERNING THE COMPANY'S OR ITS DEPENDENT ENTITIES' LIABILITIES OR RECEIVAB COMPANY'S EQUITI

During the period from 1 January 2004 to 30 September 2004 the Company was not involved in any legal actions concerning the Company's or its dependent entities' Company's equity

XI. INFORMATION ON UNUSUAL TRANSACTIONS WITH RELATED ENTITIES

There were no unusual transactions with related entities in the Capital Group during the period from 1 January 2004 to 30 September 2004, where the value of the t concluded within the Capital Group were supply and services typical for the profile of activity of particular companies within the Group apart from enlargement of the s Oil Department of PKN ORLEN to the company ORLEN Oil, which was presented in the current reports, point VI.1 and VI.8 of this financial statement.

XII. INFORMATION ON GUARANTEES OF LOANS GRANTED BY COMPANY OR ITS SUBSIDIARIES TO OTHER ENTITIES, WHERE THE AM MORE OF THE COMPANY'S EQUITY

During the period from 1 January 2004 to 30 September 2004, the Dominant Company and its subsidiaries did not grant any sureties of loans, guarantees to any othe or guarantee would account for 10% or more of the Company's equity.

XIII. ADDITIONAL INFORMATION

In connection with ongoing restructuring process of southern Group companies, i.e. Rafineria Nafty Jedlicze S.A., Rafineria Trzebinia and ORLEN Oil, a special tean profile for these companies, together with developing the most effective method of taking full advantage of its assets. The final concept should be prepared in 4Q 2004. As of the date of the above consolidated condensed financial statement preparation, no results of the potential restructuring activities, which may have material i 30 September 2004 are known to the Management Board.

MANAGEMENT BOARD MEMBERS SIGNATURES

....
President
Igor Chalupec

....
Vice President
Wojciech Heydel

....
Vice President
Andrzej Macenowicz

....
Vice President
Cezary Smorszczewski

....
Vice President
Janusz Wisniewski

....
Member of the Management Board
Pawel Szymanski

Plock, 12 November 2004

END

THE CAPITAL GROUP OF POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

PKN ORLEN SA
SEC File
82-5036

CONSOLIDATED QUARTERLY REPORT
FOR 3Q 2004

PLOCK, NOVEMBER 2004

Independent Auditor's Review Report on the Condensed Quarterly Financial Statements for the 9 month period ended 30 September 2004

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

1. We have reviewed the attached condensed quarterly financial statements for the 9 month period ended 30 September 2004 of Polski Koncern Naftowy ORLEN S.A. ("the Company"), located at Płock, Chemików Street 7, including:

   - the balance sheet as at 30 September 2004 with total assets amounting to 15,360,901 thousand zloty (in words: fifteen billion, three hundred sixty million, nine hundred one thousand zloty),
   - the profit and loss account for the period from 1 January 2004 to 30 September 2004 with a net profit amounting to 1,732,678 thousand zloty (in words: one billion, seven hundred thirty two million, six hundred seventy eight thousand zloty),
   - the statement of changes in shareholders' equity for the period from 1 January 2004 to 30 September 2004 with a net increase of shareholders' equity amounting to 1,480,021 thousand zloty (in words: one billion four hundred eighty million, twenty one thousand zloty),
   - the cash flow statement for the period from 1 January 2004 to 30 September 2004 with a net cash inflow amounting to 363,596 thousand zloty (in words: three hundred sixty three million, five hundred ninety six thousand zloty)

   The form of the attached condensed quarterly financial statements for the 9 month period ended 30 September 2004 ("attached quarterly financial statements") is prescribed by the Decree of the Council of Ministers of 16 October 2001, on current and periodic information published by issuers of securities (Journal of Law No. 139, item 1569 with further amendments) ("Decree on current and periodic information").

2. The truth and fairness of the attached condensed quarterly financial statements and the proper maintenance of the accounting records are the responsibility of the Company's Management Board. Our responsibility is to issue a report on these condensed quarterly financial statements based on our review.

3. We conducted our review in accordance with the provisions of the law binding in Poland and auditing standards issued by the National Council of Statutory Auditors. These standards require that we plan and perform our review in such a way as to obtain moderate assurance as to whether the financial statements are free of material misstatement. The review was mainly based on applying analytical procedures to the financial data, review of accounting records and discussions with the management of the Company as well as its employees. The scope of work of a review differs significantly from an audit of financial statements, the objective of which is to express an opinion on the truth and fairness of the financial statements. Therefore, we do not express such an opinion on the attached condensed quarterly financial statements.

4. During the third quarter 2004 there were changes in the composition of the Company's Management Board, which is responsible for operations and accounting records of the Company. We have received a representation letter for the purposes of the review of the condensed quarterly financial statements for the period of 9 months ended 30 September 2004 signed by the members of the Company's Management Board acting as of the date of this report. In addition, we have received a representation letter of some former Management Board members, except for the two former Company's Management Board members, who were such members till 29 July 2004 and 18 October 2004, respectively ("two former Company's Management Board members").

   Since we have not received a representation letter for the purposes of the review of the condensed quarterly financial statements of the Company for the period of 9 months ended 30 September 2004 signed by the two former Company's Management Board members, regarding the period of the above mentioned condensed quarterly financial statements until the date of them acting as such members, we are not able to conclude, whether all material contractual obligations, contingent liabilities and transactions with related parties entered into by the Company until 30 September 2004 and material post balance sheet events were properly included in the accompanying condensed quarterly financial statements. In case of not disclosed material contractual obligations, contingent liabilities and transactions with related parties in the period ended 30 September 2004 and not disclosed material post balance sheet events, their impact on the accompanying condensed quarterly financial statements cannot be ascertained.

5. Except for the potential effect of the matter described in the point 4 above, based on our review, nothing came to our attention that causes us to believe that the attached condensed quarterly financial statements require material amendments for the financial data contained in them to be prepared in accordance with the accounting principles set out in the Accounting Act dated 29 September 1994 (the uniform text Journal of Laws 2002, No. 76, item 694, with further amendments) and the appropriate related regulations (jointly "the Accounting Regulations").

6. Without further qualifying our report, we draw attention to the fact that, as of 15 January 2004, the Act dated 12 December 2003 on Amendments to the Commercial Law and to other acts, changing among others the Accounting Act, became effective. Due to the above, the Company changed its accounting policies. As a result the opening balance of shareholders' equity increased by 35,998 thousand zloty. Comparable data was also changed in order to reflect the impact of the changed accounting policies.

Certified Auditor
Registration No. 9542/7118

Łukasz Zalicki

on behalf of
Ernst & Young Audit Sp. z o.o.
Emilii Plater St. 53, 00-113 Warsaw
Registration No. 130

Andrzej Kowal
Certified Auditor
Registration No. 90032/6977

Warsaw, 12 November 2004

Independent Auditor's Review Report on the Condensed Quarterly Consolidated Financial Statements for the 9 month period ended 30 September 2004

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

1. We have reviewed the attached condensed quarterly consolidated financial statements for the period ended 30 September 2004 of the Capital Group of Polski Koncern Naftowy ORLEN S.A. ("the Group", "the Capital Group"), whose holding company is Polski Koncern Naftowy ORLEN S.A. ("the holding company") located at Płock, Chemików Street 7, including:

   - the consolidated balance sheet as at 30 September 2004 with total assets amounting to 19,133,739 thousand zloty (in words: nineteen billion, one hundred thirty three million, seven hundred thirty nine thousand zloty),
   - the consolidated profit and loss account for the period from 1 January 2004 to 30 September 2004 with a net profit amounting to 1,910,101 thousand zloty (in words: one billion, nine hundred ten million, one hundred one thousand zloty),
   - the consolidated statement of changes in shareholders' equity for the period from 1 January 2004 to 30 September 2004 with a net increase of shareholders' equity amounting to 1,635,280 thousand zloty (in words: one billion, six thirty five million, two hundred eighty thousand zloty),
   - the consolidated cash flow statement for the period from 1 January 2004 to 30 September 2004 with a net cash inflow amounting to 464,514 thousand zloty (in words: four hundred sixty four million, five hundred fourteen thousand zloty) and
   - the explanatory notes.

   The form of the attached condensed quarterly consolidated financial statements for the 9 month period ended 30 September 2004 ("attached condensed quarterly consolidated financial statements") is prescribed by the Decree of the Council of Ministers of 16 October 2001, on current and periodic information published by issuers of securities (Journal of Law No. 139, item 1569 with further amendments).

2. The truth and fairness of the attached condensed quarterly consolidated financial statements and the proper maintenance of the accounting records are the responsibility of the holding company's Management Board. Our responsibility is to issue a report on these financial statements based on our review.

3. We conducted our review in accordance with the legal regulations binding in Poland and auditing standards issued by the National Council of Statutory Auditors. These standards require that we plan and perform our review in such a way as to obtain moderate assurance as to whether the financial statements are free of material misstatement. The review was mainly based on applying analytical procedures to the financial data, review of accounting records and discussions with the management of the holding company as well as its employees. The scope of work of a review differs significantly from an audit of financial statements, the objective of which is to express an opinion on the truth and fairness of the financial statements. Accordingly, we do not express such an opinion on the attached condensed quarterly consolidated financial statements.

4. During the third quarter 2004 there were changes in the composition of the Company's Management Board, which is responsible for operations and accounting records of the Company. We have received a representation letter for the purposes of the review of the condensed quarterly consolidated financial statements for the period of 9 months ended 30 September 2004 signed by the members of the Company's Management Board acting as of the date of this report. In addition, we have received a representation letter of some former Management Board members, except for the two former Company's Management Board members, who were such members till 29 July 2004 and 18 October 2004, respectively ("two former Company's Management Board members").

   Since we have not received a representation letter for the purposes of the review of the condensed quarterly consolidated financial statements of the Group for the period of 9 months ended 30 September 2004 signed by the two former Company's Management Board members, regarding the period of the above mentioned condensed quarterly consolidated financial statements until the date of them acting as such members, we are not able to conclude, whether all material contractual obligations, contingent liabilities and transactions with related parties entered into by the Group entities until 30 September 2004 and material post balance sheet events were properly included in the accompanying condensed quarterly consolidated financial statements. In case of not disclosed material contractual obligations, contingent liabilities and transactions with related parties in the period ended 30 September 2004 and not disclosed material post balance sheet events, their impact on the accompanying condensed quarterly consolidated financial statements cannot be ascertained.

5. Except for the potential effect of the matter described in the point 4 above, based on our review, nothing came to our attention that causes us to believe that the attached condensed quarterly consolidated financial statements require material amendments for the financial data contained in them to be prepared in accordance with the accounting principles set out in the Accounting Act dated 29 September 1994 (the uniform text Journal of Laws 2002, No. 76, item 694, with further amendments) and the appropriate related regulations (jointly "the Accounting Regulations").

6. Without further qualifying our report, we draw attention to the following issue:

   As of 15 January 2004, the Act dated 12 December 2003 on Amendments to the Commercial Law and to other acts, changing among others the Accounting Act, became effective. Due to the above, the Group changed its accounting policies. As a result the opening balance of consolidated shareholders' equity increased by 26,097 thousand zloty. Consolidated comparable data was also changed in order to reflect the impact of the changed accounting policies.

   On 12 November 2004 we issued a review report regarding the condensed consolidated financial statements for 9 and 3 month periods ended 30 September 2004 prepared in accordance with International Financial Reporting Standard ("IFRS"), including qualification relating to non-compliance with International Accounting Standard ("IAS") No. 16 "Property, Plant and Equipment", IAS No. 29 "Financial Reporting in Hyperinflationary Economies" and IFRS 1 "First-time Adoption of International Financial Reporting Standards" and a qualification resulting from the matter described in the point 4 above.

Certified Auditor   on behalf of

Registration No. 9542/7118

Ernst & Young Audit Sp. z o.o.
Emilii Plater St. 53
00-113 Warsaw
Registration No. 130

Łukasz Zalicki

Andrzej Kowal
Certified Auditor
Registration No. 90032/6977

Warsaw, 12 November 2004

Form SA-QSr III/2004
(quarter/year)

(for manufacturing, contracting, trading and service industry issuers)

According to § 57 section 2 and § 58 section 1 of The Council of Ministers Decree of 16 October 2001 - Journal of Law, No 139, item 1569 and 2002, No 31, item 280

Management Board of Polski Koncern Naftowy ORLEN Spolka Akcyjna publishes consolidated quarterly report for IIIQ 2004

15 November 2004
(date of submission)

SELECTED CONSOLIDATED FINANCIAL DATA	in PLN thousand		in EUR thousand	
	III quarters from 01.01.2004 to 30.09.2004	III quarters from 01.01.2003 to 30.09.2003	III quarters from 01.01.2004 to 30.09.2004	III quarters from 01.01.2003 to 30.09.2003
I. Net sales of finished products, goods for resale and materials	29 776 533	24 356 668	6 443 185	5 270 409
II. Operating profit	2 208 033	1 146 867	477 784	248 164
III. Profit before taxation	2 352 848	1 079 824	509 120	233 657
IV. Net profit	1 910 101	812 012	413 317	175 707
V. Cash flow from operating activities	2 750 377	1 349 845	595 139	292 086
VI. Cash flow used in investing activities	(1 264 349)	(1 034 779)	(273 586)	(223 910)
VII. Cash flow used in / from financing activities	(1 021 514)	156 078	(221 040)	33 773
VIII. Net cash flow	464 514	471 144	100 513	101 949
IX. Total assets	19 133 739	16 978 229	4 365 244	3 873 478
X. Liabilities and provisions for liabilities	7 642 544	7 582 187	1 743 599	1 729 829
XI. Long term liabilities	1 925 253	1 398 351	439 235	319 025
XII. Short term liabilities	4 665 059	5 254 076	1 064 304	1 198 685
XIII. Equity	10 765 169	8 733 475	2 456 007	1 992 488
XIV. Share capital	534 636	525 221	121 974	119 826
XV. Number of shares	427 709 061	420 177 137	427 709 061	420 177 137
XVI. Earnings per ordinary share (in PLN/EUR)	4,47	1,93	0,97	0,42
XVII. Net book value per share (in PLN/EUR)	25,17	20,79	5,74	4,74
XVIII. Declared or paid dividends per share (in PLN/EUR)	-	-	-	-

CONSOLIDATED BALANCE SHEET	as at 30.09.2004 end of quarter (current year)	as at 30.06.2004 end of previous quarter	as at 30.09.2003 end of quarter (previous year)	as at 30.06.2003 end of previous quarter
Assets				
I. Fixed assets	10 598 662	10 645 930	10 500 156	10 349 015
1. Intangible fixed assets, including:	75 172	82 372	96 571	104 199
- goodwill	8 467	9 072	11 001	10 918
2. Goodwill on consolidation of subordinated entities	17 872	19 342	22 011	23 360
3. Tangible fixed assets	9 290 337	9 318 167	9 083 422	8 974 815
4. Long term receivables	9 510	10 532	10 337	12 484
4.1. From subordinated entities	1 367	1 415	561	1 536
4.2. From other entities	8 143	9 117	9 776	10 948
5. Long term investments	1 060 785	1 055 008	1 099 164	1 078 176
5.1. Real estate	-	-	-	-
5.2. Intangible fixed assets	-	-	-	-
5.3. Long term financial assets	1 060 785	1 055 008	1 099 164	1 078 176
a) in subordinated entities, including:	514 803	507 500	480 362	460 889
- shares in subordinated entities accounted for on an equity basis	485 757	479 075	444 628	425 155
- shares in unconsolidated subsidiaries and joint venture entities	29 046	28 425	35 734	35 734
b) in other entities	545 982	547 508	618 802	617 287
5.4. Other long term investments	-	-	-	-
6. Long term prepayments, deferred costs and deferred tax assets	144 986	160 509	188 651	155 981
6.1. Deferred tax assets	22 445	22 707	19 618	18 247
6.2. Prepayments and deferred costs	122 541	137 802	169 033	137 734
II. Current assets	8 535 077	7 779 041	6 478 073	6 347 888
1. Inventories	3 479 369	3 349 117	2 989 216	3 132 185
2. Short term receivables	3 199 843	2 935 342	2 317 239	2 206 501
2.1. From subordinated entities	159 651	157 929	130 626	87 934
2.2. From other entities	3 040 192	2 777 413	2 186 613	2 118 567
3. Short term investments	1 604 083	1 224 148	724 609	447 067
3.1. Short term financial assets	1 603 475	1 223 755	724 108	446 566
a) in subordinated entities	131	-	227	-
b) in other entities	578 830	387 717	74 762	66 786
c) cash and cash equivalents	1 024 514	836 038	649 119	379 780
3.2. Other short term investments	608	393	501	501
4. Short term prepayments and deferred costs	251 782	270 434	447 009	562 135
Total assets	19 133 739	18 424 971	16 978 229	16 696 903

in PLN thousand

CONSOLIDATED BALANCE SHEET	as at 30.09.2004 end of quarter (current year)	as at 30.06.2004 end of previous quarter	as at 30.09.2003 end of quarter (previous year)	as at 30.06.2003 end of previous quarter
Liabilities				
I. Equity	10 765 169	9 894 444	8 733 475	8 460 638
1. Share capital	534 636	534 636	525 221	525 221
2. Unpaid share capital (negative value)	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	7 260 969	7 245 664	6 280 049	6 278 684
5. Revaluation reserve	676 838	682 445	670 534	678 844
6. Other capital reserves	53 476	53 476	53 476	53 476
7. Foreign exchange gain on inclusion of subordinated entities	22 739	42 031	54 040	31 601
8. Undistributed profit from previous years	306 410	307 337	338 143	337 930
9. Net profit	1 910 101	1 028 855	812 012	554 882
10. Distribution from profit during financial year (negative value)	-	-	-	-
II. Minority interests	451 567	436 177	421 297	410 031
III. Negative goodwill on subordinated entities	274 459	283 641	241 270	434 267
IV. Liabilities and provisions for liabilities	7 642 544	7 810 709	7 582 187	7 391 967
1. Provisions for liabilities	913 255	904 119	827 848	895 149
1.1. Provision for deferred tax	204 644	212 395	262 083	317 054
1.2. Retirement benefits and similar provisions	170 087	170 416	148 308	150 278
a) long term	148 525	148 707	130 111	130 100
b) short term	21 562	21 709	18 197	20 178
1.3. Other provisions	538 524	521 308	417 457	427 817
a) long term	427 565	433 176	325 162	329 789
b) short term	110 959	88 132	92 295	98 028
2. Long term liabilities	1 925 253	1 999 916	1 398 351	471 028
2.1. To subordinated entities	-	-	263	-
2.2. To other entities	1 925 253	1 999 916	1 398 088	471 028
3. Short term liabilities	4 665 059	4 786 322	5 254 076	5 936 859
3.1. To subordinated entities	49 528	51 253	66 457	56 155
3.2. To other entities	4 566 670	4 679 062	5 136 478	5 822 273
3.3. Special funds	48 861	56 007	51 141	58 431
4. Accruals and deferred income	138 977	120 352	101 912	88 931
4.1. Negative goodwill	8	8	454	480
4.2. Other accruals and deferred income	138 969	120 344	101 458	88 451
a) long term	11 506	9 701	10 267	10 958
b) short term	127 463	110 643	91 191	77 493
Total liabilities	19 133 739	18 424 971	16 978 229	16 696 903

Net book value	10 765 169	9 894 444	8 733 475	8 460 638
Number of shares	427 709 061	427 709 061	420 177 137	420 177 137
Net book value per share (in PLN)	25,17	23,13	20,79	20,14

OFF BALANCE SHEET ITEMS	as at 30.09.2004 end of quarter (current year)	as at 30.06.2004 end of previous quarter	as at 30.09.2003 end of quarter (previous year)	as at 30.06.2003 end of previous quarter
1. Contingent receivables	1 366	-	-	-
1.1. From subordinated entities (including)	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities (including)	1 366	-	-	-
- received guarantees and sureties	1 366	-	-	-
2. Contingent liabilities	767 441	756 595	63 992	90 909
2.1. To subordinated entities (including)	626 614	625 423	47 528	76 195
- granted guarantees and sureties	165 417	171 724	47 528	76 195
- pledge on shares	461 197	453 699	-	-
2.2. To other entities (including)	140 827	131 172	16 464	14 714
- granted guarantees and sureties	92 471	85 446	700	14 714
3. Other	14 808	14 940	13 586	9 297
Total off-balance sheet items	783 615	771 535	77 578	100 206

in PLN thousand

CONSOLIDATED INCOME STATEMENT	III quarter (current year) from 01.07.2004 to 30.09.2004	III quarters (current year) from 01.01.2004 to 30.09.2004	III quarter (previous year) from 01.07.2003 to 30.09.2003	III quarters (previous year) from 01.01.2003 to 30.09.2003
I. Net sales, including:	11 124 574	29 776 533	9 113 322	24 356 668
- to subordinated entities	202 229	729 092	204 908	547 645
1. Net sales of finished products	8 129 873	21 551 316	6 678 458	18 755 258
2. Net sales of goods for resale and materials	2 994 701	8 225 217	2 434 864	5 601 410
II. Cost of goods sold, including:	(6 719 227)	(17 682 611)	(5 470 924)	(14 164 072)
- to subordinated entities	(123 259)	(432 943)	(206 658)	(539 246)
1. Cost of sales of finished products	(3 947 831)	(10 001 324)	(3 249 059)	(9 058 750)
2. Cost of goods for resale and materials sold	(2 771 396)	(7 681 287)	(2 221 865)	(5 105 322)
III. Gross profit on sales (I-II)	4 405 347	12 093 922	3 642 398	10 192 596
IV. Selling and distribution costs	(3 182 709)	(9 149 040)	(3 072 892)	(8 447 037)
V. General and administration expenses	(201 897)	(616 367)	(232 284)	(686 888)
VI. Profit on sales (III-IV-V)	1 020 741	2 328 515	337 222	1 058 671
VII. Other operating income	73 985	174 883	66 522	278 985
1. Profit on disposal of non-financial fixed assets	16 360	22 160	4 876	9 697
2. Grants	5	6	15	15
3. Other	57 620	152 717	61 631	269 273
VIII. Other operating expenses	(71 891)	(295 365)	(40 880)	(190 789)
1. Loss on disposal of non-financial fixed assets	(5 790)	(6 967)	(1 431)	(6 097)
2. Impairment of non-financial assets	1 240	(69 274)	(15 626)	(39 446)
3. Other	(67 341)	(219 124)	(23 823)	(145 246)
IX. Operating profit (VI+VII-VIII)	1 022 835	2 208 033	362 864	1 146 867
X. Financial income	79 831	230 220	103 789	235 953
1. Dividends and shares in profits, including:	270	68 490	166	48 548
- from subordinated entities	270	274	166	2 040
2. Interest, including:	7 994	23 152	5 985	33 855
- from subordinated entities	154	621	1 313	1 731
3. Profit from sale of investments	3 760	6 692	685	28 923
4. Revaluation of investments	1 065	2 992	(1 179)	1 052
5. Other	66 742	128 894	98 132	123 575
XI. Financial expenses	(25 998)	(117 096)	(161 278)	(324 748)
1. Interest, including:	(24 378)	(79 851)	(37 328)	(123 570)
- for subordinated entities	-	-	(32)	(435)
2. Loss from sale of investments	28	(11)	-	-
3. Revaluation of investments	(308)	(6 022)	(1 948)	(3 194)
4. Other	(1 340)	(31 212)	(122 002)	(197 984)
XII. Profit (loss) on sale of shares in subordinated entities	9 526	13 321	-	427
XIII. Gross profit (IX+X-XI+/-XII)	1 086 194	2 334 478	305 375	1 058 499
XIV. Extraordinary items (XIV.1. - XIV.2.)	(22)	(24)	(387)	83
1. Extraordinary gains	1	18	148	894
2. Extraordinary losses	(23)	(42)	(535)	(811)
XV. Amortisation of goodwill from subordinated entities	(1 470)	(4 284)	(1 359)	(4 075)
XVI. Negative goodwill from subordinated entities write-off	7 677	22 678	5 188	25 317
XVII. Profit before taxation (XIII+/-XIV-XV+XVI)	1 092 379	2 352 848	308 817	1 079 824
XVIII. Income tax	(216 157)	(463 612)	(60 383)	(284 755)
a) current part	(226 258)	(483 036)	(106 587)	(318 724)
b) deferred part	10 101	19 424	46 204	33 969
XIX. Other obligatory charges on profit	-	-	-	-
XX. Share in profit of subordinated entities accounted for under equity method	23 517	63 137	19 055	44 686
XXI. Minority interests	(18 493)	(42 272)	(10 359)	(27 743)
XXII. Net profit (XVII-XVIII-XIX+/-XX+/-XXI)	881 246	1 910 101	257 130	812 012

Net profit for 12 months (annualised)		2 123 952		908 111
Number of shares		427 709 061		420 177 137
Earnings per ordinary share (in PLN)		4,97		2,16

in PLN thousand

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY	III quarter (current year) from 01.07.2004 to 30.09.2004	III quarters (current year) from 01.01.2004 to 30.09.2004	III quarter (previous year) from 01.07.2003 to 30.09.2003	III quarters (previous year) from 01.01.2003 to 30.09.2003
I. Equity at beginning of period	9 894 444	9 129 889	8 460 638	7 927 014
a) changes in accounting policies	-	26 097	-	13 883
b) corrections of fundamental errors	-	-	-	-
I. a. Equity at beginning of period restated for comparative data	9 894 444	9 155 986	8 460 638	7 940 897
1. Share capital at beginning of period	534 636	534 636	525 221	525 221
1.1.Movements in share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
1.2. Share capital at end of period	534 636	534 636	525 221	525 221
2. Unpaid share capital at beginning of period	-	-	-	-
2.1. Movements in unpaid share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
2.2. Unpaid share capital at end of period	-	-	-	-
3. Own shares at beginning of period	-	-	-	-
3.1. Movement in own shares	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
3.2 Own shares at end of period	-	-	-	-
4. Capital reserve at beginning of period	7 245 664	6 468 021	6 278 684	5 757 678
4.1. Movements in capital reserve	15 305	792 948	1 365	522 371
a) increases	15 305	792 948	2 003	523 009
- share premium	-	-	-	-
- distribution of profits (by articles)	-	-	-	-
- apportionment of profits (over the minimum provided for by the articles)	927	774 204	421	481 191
- transfer from capital reserves due to revaluation of fixed assets disposed	14 378	18 744	1 582	41 818
- other	-	-	-	-
b) decreases	-	-	(638)	(638)
- absorption of losses	-	-	(638)	(638)
- other	-	-	-	-
4.2. Capital reserve at end of period	7 260 969	7 260 969	6 280 049	6 280 049
5. Revaluation reserve at beginning of period	682 445	674 685	678 844	722 745
- changes in accounting policies, restatement of opening balance	-	-	-	-
5.1. Revaluation reserve at beginning of period restated for comparative data	682 445	674 685	678 844	722 745
5.2. Movements in revaluation reserve	(5 607)	2 153	(8 310)	(52 211)
a) increases	24 876	42 401	4 216	4 468
- hedge accounting-cash flow hedges	24 876	42 401	-	-
- deferred tax assets related to entries made to revaluation reserve	-	-	2 953	3 205
- other	-	-	1 263	1 263
b) decreases	(30 483)	(40 248)	(12 526)	(56 679)
- fixed assets disposals	(14 378)	(18 744)	(1 582)	(41 818)
- impairment of tangible fixed assets	(409)	(1 971)	(10 940)	(11 872)
- deferred tax assets related to entries made to revaluation reserve	(4 010)	(7 847)	-	-
- hedge accounting-cash flow hedges	(11 686)	(11 686)	-	-
- other	-	-	(4)	(2 989)
5.3. Revaluation reserve at end of period	676 838	676 838	670 534	670 534
6. Other capital reserves at beginning of period	53 476	53 476	53 476	53 476
6.1. Movements in other capital reserves	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
6.2. Other capital reserves at end of period	53 476	53 476	53 476	53 476
7. Foreign exchange differences from recalculation of subordinated entities	22 739	22 739	54 040	54 040

in PLN thousand

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY - CONTINUED	III quarter (current year) from 01.07.2004 to 30.09.2004	III quarters (current year) from 01.01.2004 to 30.09.2004	III quarter (previous year) from 01.07.2003 to 30.09.2003	III quarters (previous year) from 01.01.2003 to 30.09.2003
8. Undistributed profit (loss) from previous years at beginning of period	1 336 192	1 336 705	892 812	867 885
8.1. Undistributed profit from previous years at beginning of period	1 336 192	1 336 705	892 812	867 885
a) changes in accounting policies	-	26 097	-	13 883
b) corrections of fundamental errors	-	-	-	-
8.2. Undistributed profit from previous years at beginning of period restated for comparative data	1 336 192	1 362 802	892 812	881 768
a) increases	-	-	638	638
- other	-	-	638	638
b) decreases	(927)	(1 056 392)	(425)	(544 263)
- dividends paid	-	(278 011)	-	(58 825)
- transfer to capital reserve	(927)	(774 204)	(421)	(481 191)
- other (including transfer to receivables)	-	(4 177)	(4)	(4 247)
8.3. Undistributed profit from previous years at end of period	1 335 265	306 410	893 025	338 143
8.4. Undistributed loss from previous years at beginning of period	-	-	-	-
8.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
8.6. Undistributed loss from previous years at end of period	-	-	-	-
8.7. Undistributed profit (loss) from previous years at end of period*	1 335 265	306 410	893 025	338 143
9. Net result for the financial year	881 246	1 910 101	257 130	812 012
a) net profit	881 246	1 910 101	257 130	812 012
b) net loss	-	-	-	-
c) distribution from current year profit	-	-	-	-
II. Equity at end of period	10 765 169	10 765 169	8 733 475	8 733 475

** including net result correspondingly from HY2004 and HY2003*

in PLN thousand

CONSOLIDATED CASH FLOW STATEMENT	III quarter (current year) from 01.07.2004 to 30.09.2004	III quarters (current year) from 01.01.2004 to 30.09.2004	III quarter (previous year) from 01.07.2003 to 30.09.2003	III quarters (previous year) from 01.01.2003 to 30.09.2003
A. Cash flow from operating activities				
I. Net profit for the year	881 246	1 910 101	257 130	812 012
II. Total adjustments	183 871	840 276	661 236	537 833
1. Profit from minority interests	18 493	42 272	10 359	27 743
2. Net (profit) from subordinated entities accounted for under equity method	(23 517)	(63 137)	(19 055)	(44 686)
3. Depreciation	272 420	830 909	268 909	805 693
- including amortisation of goodwill from subordinated entities and negative goodwill in subordinated entities write-off	(6 207)	(18 394)	(3 829)	(21 242)
4. Foreign exchange (gains)/losses	(82 813)	(125 029)	48 773	95 909
5. Interest and dividends	16 352	(11 306)	31 978	54 527
6. (Profit) loss from investing activities	(29 586)	33 873	11 178	(1 859)
7. Movements in provisions	16 728	90 165	(85 275)	(60 503)
8. Movements in stock	(135 429)	(450 420)	145 709	(111 838)
9. Movements in receivables	(269 036)	(1 013 773)	(119 593)	(298 997)
10. Movements in creditors falling due within one year (with the exception for loans)	338 668	1 330 174	265 409	162 756
11. Movements in prepayments and accruals	52 013	145 502	105 694	10 508
12. Other adjustments	9 578	31 046	(2 850)	(101 420)
III. Cash flow from operating activities (I+/-II)	1 065 117	2 750 377	918 366	1 349 845
B. Cash flow from investing activities				
I. Inflows	106 218	290 408	71 689	172 809
1. Disposal of intangible fixed assets and tangible fixed assets	35 966	50 863	14 165	22 604
2. Disposal of real estate investments and intangible fixed assets investments	-	-	-	-
3. From financial assets, including:	63 953	220 395	17 746	108 856
a) in subordinated entities	21 180	39 145	4 680	17 027
- sales of financial assets (except for short term securities)	20 103	25 635	2 306	3 255
- sales of short term securities	-	-	-	-
- dividends and profits	1 061	13 428	1 911	12 722
- long-term loans repaid	-	-	450	957
- interest received	16	82	13	93
- other inflows from financial assets	-	-	-	-
b) in other entities	42 773	181 250	13 066	91 829
- sales of financial assets (except for short term securities)	13 574	14 842	64	2 509
- sales of short term securities	24 223	89 509	5 968	23 660
- dividends and profits	-	68 216	-	46 509
- long-term loans repaid	1 972	1 972	4 583	7 673
- interest received	3 004	6 711	2 451	11 478
- other inflows from financial assets	-	-	-	-
4. Other inflows from investing activities	6 299	19 150	39 778	41 349
II. Outflows	(560 680)	(1 554 757)	(273 679)	(1 207 588)
1. Purchases of intangible fixed assets and tangible fixed assets	(328 561)	(996 073)	(377 168)	(812 548)
2. Investments in real estate and intangible fixed assets	-	-	-	-
3. For financial assets, including:	(228 585)	(551 211)	104 756	(389 121)
a) in subordinated entities	(3 916)	(16 692)	126 740	(330 532)
- purchases of financial assets (except for short term securities)	(3 916)	(16 692)	126 740	(330 532)
- purchases of short term securities	-	-	-	-
- loans granted	-	-	-	-
b) in other entities	(224 669)	(534 519)	(21 984)	(58 589)
- purchases of financial assets (except for short term securities)	(12 625)	(26 956)	(1 040)	(1 040)
- purchases of short term securities	(210 984)	(504 431)	(14 809)	(42 059)
- loans granted	(1 060)	(3 132)	(6 135)	(15 490)
4. Dividends and other shares in profits paid to minority shareholders	(1 376)	(3 508)	(1 267)	(3 464)
5. Other payments	(2 158)	(3 965)	-	(2 455)
III. Net cash flow used in investing activities (I-II)	(454 462)	(1 264 349)	(201 990)	(1 034 779)

in PLN thousand

CONSOLIDATED CASH FLOW STATEMENT - CONTINUED	III quarter (current year) from 01.07.2004 to 30.09.2004	III quarters (current year) from 01.01.2004 to 30.09.2004	III quarter (previous year) from 01.07.2003 to 30.09.2003	III quarters (previous year) from 01.01.2003 to 30.09.2003
C. Cash flow from financing activities				
I. Inflows	141 910	784 241	1 420 197	3 576 175
1. Issuance of shares and other capital instruments, additional payments to capital	-	-	-	-
2. Loans	141 910	627 804	1 206 293	2 337 945
3. Issuance of short term securities	-	156 437	213 904	1 238 230
4. Other inflows	-	-	-	-
II. Outflows	(563 811)	(1 805 755)	(1 867 079)	(3 420 097)
1. Redemption of shares	-	-	-	-
2. Dividends and other distributions to shareholders	(278 011)	(278 011)	(58 825)	(58 825)
3. Other than distribution of profit to shareholders payments from profit	-	-	-	-
4. Repayment of loans	(185 706)	(1 213 585)	(1 319 745)	(1 883 540)
5. Repurchase of short term securities	(75 726)	(234 218)	(439 999)	(1 344 658)
6. Other financial liabilities	-	-	-	-
7. Finance lease payments	(2 494)	(7 539)	(2 180)	(5 705)
8. Interest paid	(21 741)	(72 146)	(46 170)	(127 369)
9. Other payments	(133)	(256)	(160)	-
III. Net cash flow used in / from financing activities (I-II)	(421 901)	(1 021 514)	(446 882)	156 078
D. Net cash flow (A.III+/-B.III+/-C.III)	188 754	464 514	269 494	471 144
E. Balance sheet change in cash and cash equivalents	188 476	462 754	269 339	470 929
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	(278)	(1 760)	(155)	(215)
F. Total cash and cash equivalents at beginning of period	836 038	561 760	379 780	178 190
G. Total cash and cash equivalents at end of period (F+/- D) *	1 024 792	1 026 274	649 274	649 334
- including those of limited availability	297 266	297 266	14 852	14 852

* excluding foreign exchange gains/losses - according to National Accounting Standard No 1

in PLN thousand

Condensed quarterly financial statements PKN ORLEN S.A. for IIIQ 2004

BALANCE SHEET	as at 30.09.2004 end of quarter (current year)	as at 30.06.2004 end of previous quarter (current year)	as at 30.09.2003 end of quarter (previous year)	as at 30.06.2003 end of previous quarter (previous year)
Assets				
I. Fixed assets	8 804 456	8 880 787	8 935 698	8 803 561
1. Intangible fixed assets, including:	31 185	34 978	50 783	57 093
- goodwill	-	-	-	-
2. Tangible fixed assets	6 388 317	6 458 080	6 355 768	6 270 810
3. Long term receivables	35 682	36 544	31 333	32 655
3.1. From subordinated entities	33 891	33 984	25 536	25 751
3.2. From other entities	1 791	2 560	5 797	6 904
4. Long term investments	2 235 974	2 221 518	2 338 086	2 315 122
4.1. Real estate	-	-	-	-
4.2. Intangible fixed assets	-	-	-	-
4.3. Long term financial assets	2 235 974	2 221 518	2 338 086	2 315 122
a) in subordinated entities	1 736 826	1 722 341	1 740 900	1 718 118
b) in other entities	499 148	499 177	597 186	597 004
4.4. Other long term investments	-	-	-	-
5. Long term prepayments, deferred costs and deferred tax asset	113 298	129 667	159 728	127 881
5.1. Deferred tax assets*	-	-	-	-
5.2. Prepayments and deferred costs	113 298	129 667	159 728	127 881
II. Current assets	6 556 445	5 951 920	4 842 307	4 957 585
1. Inventories	2 974 532	2 874 524	2 560 841	2 719 729
2. Short term receivables	2 537 653	2 243 735	1 787 056	1 639 731
2.1. From subordinated entities	674 269	547 051	759 153	761 515
2.2. From other entities	1 863 384	1 696 684	1 027 903	878 216
3. Short term investments	833 482	603 092	72 618	68 680
3.1. Short term financial assets	833 482	603 092	72 618	68 680
a) in subordinated entities	-	-	-	-
b) in other entities	408 123	290 229	7 422	9 191
c) cash and cash equivalents	425 359	312 863	65 196	59 489
3.2. Other short term investments	-	-	-	-
4. Short term prepayments and deferred costs	210 778	230 569	421 792	529 445
Total assets	15 360 901	14 832 707	13 778 005	13 761 146

* the Company compensates provision for deferred tax and deferred tax assets

in PLN thousand

BALANCE SHEET	as at 30.09.2004 end of quarter (current year)	as at 30.06.2004 end of previous quarter (current year)	as at 30.09.2003 end of quarter (previous year)	as at 30.06.2003 end of previous quarter (previous year)
Liabilities				
I. Equity	9 854 472	9 078 471	7 990 039	7 809 951
1. Share capital	534 636	534 636	525 221	525 221
2. Unpaid share capital (negative value)	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	6 792 160	6 777 817	5 936 840	5 936 632
5. Revaluation reserve	716 569	732 920	730 240	716 044
6. Other capital reserves	53 476	53 476	53 476	53 476
7. Undistributed profit from previous years	24 953	24 953	11 469	11 469
8. Net profit	1 732 678	954 669	732 793	567 109
9. Distribution from profit during financial year (negative value)	-	-	-	-
II. Liabilities and provisions for liabilities	5 506 429	5 754 236	5 787 966	5 951 195
1. Provisions for liabilities	724 458	710 958	705 472	761 217
1.1. Provision for deferred tax *	152 096	156 755	245 760	296 380
1.2. Retirement benefits and similar provisions	99 880	99 880	83 794	83 794
a) long term	87 712	87 712	73 295	73 295
b) short term	12 168	12 168	10 499	10 499
1.3. Other provisions	472 482	454 323	375 918	381 043
a) long term	381 457	386 792	314 857	318 807
b) short term	91 025	67 531	61 061	62 236
2. Long term liabilities	1 527 771	1 596 509	925 775	-
2.1. To subordinated entities	-	-	-	-
2.2. To other entities	1 527 771	1 596 509	925 775	-
3. Short term liabilities	3 151 340	3 360 444	4 085 728	5 129 911
3.1. To subordinated entities	100 587	103 365	360 284	402 095
3.2. To other entities	3 020 028	3 221 092	3 692 458	4 689 368
3.3. Special funds	30 725	35 987	32 986	38 448
4. Accruals and deferred income	102 860	86 325	70 991	60 067
4.1. Negative goodwill	-	-	-	-
4.2. Other accruals and deferred income	102 860	86 325	70 991	60 067
a) long term	-	-	-	-
b) short term	102 860	86 325	70 991	60 067
Total liabilities	15 360 901	14 832 707	13 778 005	13 761 146

* the Company compensates provision for deferred tax and deferred tax assets

Net book value	9 854 472	9 078 471	7 990 039	7 809 951
Number of shares	427 709 061	427 709 061	420 177 137	420 177 137
Net book value per share (in PLN)	23,04	21,23	19,02	18,59

OFF BALANCE SHEET ITEMS	as at 30.09.2004 end of quarter (current year)	as at 30.06.2004 end of previous quarter (current year)	as at 30.09.2003 end of quarter (previous year)	as at 30.06.2003 end of previous quarter (previous year)
1. Contingent receivables	-	-	-	-
1.1. From subordinated entities (including)	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities (including)	-	-	-	-
- received guarantees and sureties	-	-	-	-
2. Contingent liabilities	1 289 612	1 410 735	681 947	468 924
2.1. To subordinated entities (including)	1 289 612	1 410 735	681 947	468 924
- granted guarantees and sureties	835 913	957 036	681 947	468 924
- pledge on shares	453 699	453 699	-	-
2.2. To other entities (including)	-	-	-	-
- granted guarantees and sureties	-	-	-	-
3. Other	900	900	900	900
Total off - balance sheet items	1 290 512	1 411 635	682 847	469 824

in PLN thousand

INCOME STATEMENT	III quarter (current year) from 01.07.2004 to 30.09.2004	III quarters cumulative (current year) from 01.01.2004 to 30.09.2004	III quarter (previous year) from 01.07.2003 to 30.09.2003	III quarters cumulative (previous year) from 01.01.2003 to 30.09.2003
I. Net sales, including:	8 047 499	21 002 957	6 468 057	17 906 842
- to subordinated entities	1 453 808	3 767 894	1 284 522	3 354 769
1. Net sales of finished products	7 434 668	19 643 914	6 040 333	16 849 811
2. Net sales of goods for resale and materials	612 831	1 359 043	427 724	1 057 031
II. Cost of goods sold, including:	(4 060 576)	(10 029 171)	(3 188 233)	(8 641 770)
- to subordinated entities	(923 043)	(2 200 426)	(799 182)	(1 956 573)
1. Cost of sales of finished products	(3 584 949)	(8 962 232)	(2 843 370)	(7 799 814)
2. Cost of goods for resale and materials sold	(475 627)	(1 066 939)	(344 863)	(841 956)
III. Gross profit on sales (I-II)	3 986 923	10 973 786	3 279 824	9 265 072
IV. Selling and distribution costs	(2 984 786)	(8 537 206)	(2 880 743)	(7 975 206)
V. General and administration expenses	(128 871)	(389 767)	(143 875)	(428 283)
VI. Profit on sales (III-IV-V)	873 266	2 046 813	255 206	861 583
VII. Other operating income	86 377	135 071	33 223	310 497
1. Profit on disposal of non-financial fixed assets	40 769	43 372	1 987	3 702
2. Grants	-	-	-	-
3. Other	45 608	91 699	31 236	306 795
VIII. Other operating expenses	(60 543)	(200 016)	(34 663)	(136 697)
1. Loss from disposal of non-financial fixed assets	(5 602)	(5 874)	(1 525)	(2 677)
2. Impairment of non-financial assets	1 307	(55 219)	(14 681)	(34 938)
3. Other	(56 248)	(138 923)	(18 457)	(99 082)
IX. Operating profit (VI+VII-VIII)	899 100	1 981 868	253 766	1 035 383
X. Financial income	82 486	238 693	92 924	228 829
1. Dividends and shares in profits, including:	216	92 994	-	67 000
- from subordinated entities	216	24 778	-	20 491
2. Interest, including:	2 698	9 120	2 067	24 161
- from subordinated entities	688	2 266	1 282	3 991
3. Proceeds from sale of investments	14 103	19 014	817	38 988
4. Revaluation of investments	-	531	-	45
5. Other	65 469	117 034	90 040	98 635
XI. Financial expenses	(16 605)	(72 518)	(144 065)	(271 254)
1. Interest, including:	(13 501)	(47 005)	(23 799)	(85 497)
- for subordinated entities	(239)	(1 010)	(670)	(3 073)
2. Loss from sale of investments	(1)	(1)	-	-
3. Revaluation of investments	(5 710)	(11 424)	(1 938)	(6 871)
4. Other	2 607	(14 088)	(118 328)	(178 886)
XII. Gross profit (IX+X-XI)	964 981	2 148 043	202 625	992 958
XIII. Extraordinary items (XIII.1 - XIII.2)	-	(2)	-	-
1. Extraordinary gains	-	-	-	-
2. Extraordinary losses	-	(2)	-	-
XIV. Profit before taxation (XII+/-XIII)	964 981	2 148 041	202 625	992 958
XV. Income tax	(186 972)	(415 363)	(36 941)	(260 165)
a) current part	(195 638)	(418 946)	(84 934)	(265 708)
b) deferred part	8 666	3 583	47 993	5 543
XVI. Other obligatory charges on profit	-	-	-	-
XVII. Net profit (XIV-XV-XVI)	778 009	1 732 678	165 684	732 793

Net profit for 12 months (annualised)		1 947 150		824 510
Number of shares		427 709 061		420 177 137
Earnings per ordinary share (in PLN)		4,55		1,96

in PLN thousand

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	III quarter (current year) from 01.07.2004 to 30.09.2004	III quarters cumulative (current year) from 01.01.2004 to 30.09.2004	III quarter (previous year) from 01.07.2003 to 30.09.2003	III quarters cumulative (previous year) from 01.01.2003 to 30.09.2003
I. Equity at beginning of period	9 078 471	8 374 451	7 809 951	7 263 591
a) changes in accounting policies	-	35 998	-	11 472
b) corrections of fundamental errors	-	-	-	-
I.a. Equity at beginning of period restated for comparative data	9 078 471	8 410 449	7 809 951	7 275 063
1. Share capital at beginning of period	534 636	534 636	525 221	525 221
1.1.Movements in share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
1.2. Share capital at end of period	534 636	534 636	525 221	525 221
2. Unpaid share capital at beginning of period	-	-	-	-
2.1. Movements in unpaid share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
2.2. Unpaid share capital at end of period	-	-	-	-
3. Own shares at beginning of period	-	-	-	-
3.1. Movement in own shares	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
3.2 Own shares at end of period	-	-	-	-
4. Capital reserve at beginning of period	6 777 817	6 122 438	5 936 632	5 501 180
4.1. Movements in capital reserve	14 343	669 722	208	435 660
a) increases	14 343	669 722	208	435 660
- share premium	-	-	-	-
- distribution of profits (by articles)	-	-	-	-
- apportionment of profits (over the minimum provided for by the articles)	-	651 770	-	395 338
- transfer from capital reserves due to revaluation of fixed assets disposed	14 343	17 952	208	40 322
b) decreases	-	-	-	-
4.2. Capital reserve at end of period	6 792 160	6 792 160	5 936 840	5 936 840
5. Revaluation reserve at beginning of period	732 920	730 120	716 044	725 551
a) changes in accounting policies	-	11 045	-	3
5.a. Revaluation reserve at beginning of period restated for comparative data	732 920	741 165	716 044	725 554
5.1. Movements in revaluation capital	(16 351)	(24 596)	14 196	4 686
a) increases	21 088	42 375	25 344	56 880
- increase in valuation of long term investments	-	-	22 390	53 674
- deferred tax assets related to entries made to revaluation reserve	-	-	2 954	3 206
- hedge accounting-cash flow hedges	21 088	42 375	-	-
b) decreases	(37 439)	(66 971)	(11 148)	(52 194)
- fixed assets disposals	(14 343)	(17 952)	(208)	(40 322)
- impairment of tangible fixed assets	-	(1 102)	(10 940)	(11 872)
- decrease in valuation of long term investments	(19 089)	(40 075)	-	-
- deferred tax on bookings related to revaluation reserve	(4 007)	(7 842)	-	-
5.2. Revaluation reserve at end of period	716 569	716 569	730 240	730 240
6. Other capital reserves at beginning of period	53 476	53 476	53 476	53 476
6.1. Movements in other capital reserves	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
6.2. Other capital reserves at end of period	53 476	53 476	53 476	53 476

in PLN thousand

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	III quarter (current year) from 01.07.2004 to 30.09.2004	III quarters cumulative (current year) from 01.01.2004 to 30.09.2004	III quarter (previous year) from 01.07.2003 to 30.09.2003	III quarters cumulative (previous year) from 01.01.2003 to 30.09.2003
7. Profit (loss) from previous years at beginning of period	979 622	933 781	578 578	458 163
7.1. Undistributed profit from previous years at beginning of period	979 622	933 781	578 578	458 163
a) changes in accounting policies	-	24 953	-	11 469
b) corrections of fundamental errors	-	-	-	-
7.2. Undistributed profit from previous years at beginning of period restated for comparative data	979 622	958 734	578 578	469 632
a) increases	-	-	-	-
b) decreases	-	(933 781)	-	(458 163)
- dividends paid	-	(278 011)	-	(58 825)
- transfer to capital reserve	-	(651 770)	-	(395 338)
- others (including transfer to settlements)	-	(4 000)	-	(4 000)
7.3. Undistributed profit from previous years at end of period	979 622	24 953	578 578	11 469
7.4. Undistributed loss from previous years at beginning of period	-	-	-	-
a) changes in accounting policies	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
7.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
7.6. Undistributed loss from previous years at end of period	-	-	-	-
7.7. Undistributed profit (loss) from previous years at end of period*	979 622	24 953	578 578	11 469
8. Net result for the financial year	778 009	1 732 678	165 684	732 793
a) net profit	778 009	1 732 678	165 684	732 793
b) net loss	-	-	-	-
c) distribution of profit	-	-	-	-
II. Equity at end of period	9 854 472	9 854 472	7 990 039	7 990 039

* including net result from HY2004 and HY2003 accordingly

in PLN thousand

CASH FLOW STATEMENT	III quarter (current year) from 01.07.2004 to 30.09.2004	III quarters cumulative (current year) from 01.01.2004 to 30.09.2004	III quarter (previous year) from 01.07.2003 to 30.09.2003	III quarters cumulative (previous year) from 01.01.2003 to 30.09.2003
A. Cash flow from operating activities				
I. Net profit for the year	778 009	1 732 678	165 684	732 793
II. Total adjustments	(407)	81 813	546 161	72 562
1. Depreciation and amortisation	190 589	586 321	193 069	596 986
2. Foreign exchange (gains)/losses	(69 818)	(95 516)	30 803	62 820
3. Interest and dividends	9 571	(50 931)	21 064	5 806
4. (Profit) loss from investing activities	(46 440)	2 292	17 843	(3 522)
5. Movements in provisions	9 491	61 442	(52 791)	(19 530)
6. Movements in stock	(100 008)	(405 938)	158 888	(117 228)
7. Movements in receivables	(295 159)	(979 953)	(181 976)	(228 475)
8. Movements in creditors falling due within one year (with the exception of loans)	242 320	761 369	261 563	(31 292)
9. Movements in prepayments and accruals	52 149	179 000	97 341	16 369
10. Other adjustments	6 898	23 727	357	(209 372)
III. Net cash flow from operating activities (I+/-II)	777 602	1 814 491	711 845	805 355
B. Cash flow from investing activities				
I. Inflows	101 699	446 493	11 344	138 373
1. Sales of intangible fixed assets and tangible fixed assets	74 174	85 469	2 953	41 433
2. Disposal of real estate investments and intangible fixed assets investments	-	-	-	-
3. From financial assets, including:	27 525	126 675	7 685	94 088
a) in subordinated entities	24 947	54 827	7 012	38 141
- sales of financial assets (except for short term securities)	23 870	29 981	2 093	17 716
- sales of short term securities	-	-	-	-
- dividends and shares in profits	1 061	24 764	4 892	20 336
- long-term loans repaid	-	-	-	-
- interest received	16	82	27	89
- other inflows from financial assets	-	-	-	-
b) in other entities	2 578	71 848	673	55 947
- sales of financial assets (except for short term securities)	1	1	-	2 159
- sales of short term securities	-	-	-	-
- dividends and shares in profits	-	68 216	-	46 509
- long-term loans repaid	-	-	-	-
- interest received	2 577	3 631	673	7 279
- other inflows from financial assets	-	-	-	-
4. Other inflows from investing activities	-	234 349	706	2 852
II. Outflows	(361 781)	(1 088 270)	(273 395)	(1 229 332)
1. Purchases of intangible fixed assets and tangible fixed assets	(206 875)	(718 581)	(272 632)	(634 791)
2. Investments in real estate and intangible fixed assets	-	-	-	-
3. For financial assets, including:	(153 357)	(366 854)	-	(593 153)
a) in subordinated entities	(49 172)	(61 826)	-	(593 153)
- purchases of financial assets (except for short term securities)	(49 172)	(61 826)	-	(593 153)
b) in other entities	(104 185)	(305 028)	-	-
- purchases of short term securities	(104 185)	(305 028)	-	-
4. Other outflows from investing activities	(1 549)	(2 835)	(763)	(1 388)
III. Net cash flow used in investing activities (I-II)	(260 082)	(641 777)	(262 051)	(1 090 959)

in PLN thousand

CASH FLOW STATEMENT	III quarter (current year) from 01.07.2004 to 30.09.2004	III quarters cumulative (current year) from 01.01.2004 to 30.09.2004	III quarter (previous year) from 01.07.2003 to 30.09.2003	III quarters cumulative (previous year) from 01.01.2003 to 30.09.2003
C. Cash flow from financing activities				
I. Inflows	-	695 903	1 439 861	3 668 992
1. Issuance of shares and other capital instruments, additional payments to capital	-	-	-	-
2. Loans	-	377 180	1 173 429	2 250 393
3. Issuance of short term securities	-	318 723	266 432	1 418 599
4. Other inflows	-	-	-	-
II. Outflows	(406 105)	(1 505 021)	(1 883 793)	(3 379 616)
1. Redemption of shares	-	-	-	-
2. Dividends and other distributions to shareholders	(278 011)	(278 011)	(58 825)	(58 825)
3. Other than distribution of profit to shareholders payments from profit	-	-	-	-
4. Repayment of loans	(17 376)	(549 035)	(1 279 800)	(1 674 800)
5. Repurchase of short term securities	(98 515)	(634 982)	(507 691)	(1 550 206)
6. Other financial liabilities	-	-	-	-
7. Finance lease payments	-	(124)	(636)	(1 782)
8. Interest paid	(12 203)	(42 869)	(36 841)	(94 003)
9. Other payments	-	-	-	-
III. Net cash flow used in / from financing activities (I-II)	(406 105)	(809 118)	(443 932)	289 376
D. Net cash flow (A.III+/-B.III+/-C.III)	111 415	363 596	5 862	3 772
E. Balance sheet change in cash and cash equivalents	112 496	362 590	5 707	3 557
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	1 081	(1 006)	(155)	(215)
F. Total cash and cash equivalents at beginning of period	312 863	62 769	59 489	61 639
G. Total cash and cash equivalents at end of period (F+/- D) *	424 278	426 365	65 351	65 411
- including those of limited availability	187 963	187 963	9 171	9 171

* excluding foreign exchange gains/losses - according to National Accounting Standard No 1

The Capital Group of PKN ORLEN S.A. SA-QSr III/2004 PLN'000

I. INFORMATION ON PRINCIPLES OF PREPARATION OF THE CONSOLIDATED QUARTERLY REPORT FOR 3Q 2004

1. Format and general rules of preparation of the consolidated and unconsolidated balance sheet, consolidated and unconsolidated income statement, statement of changes in consolidated and unconsolidated shareholders' equity and consolidated and unconsolidated cash flow statement

The condensed consolidated and unconsolidated quarterly financial statements presented in this consolidated quarterly report were prepared in compliance with the Polish Accounting Standards defined by the amended Accounting Act of 29 September 1994 (Journal of Law No 76, pos. 694, 2002 with further amendments of the "Accounting Act") and the Decree of the Council of Ministers of 16 October 2001 concerning the current and periodic information and dates of its publication by issuers of securities allowed to be traded publicly (Journal of Law No 139, pos. 1569 with its further changes) and cover the period from 1 January 2004 to 30 September 2004 and comparable period from 1 January 2003 to 30 September 2003.
The accounting rules applied by PKN ORLEN S.A. ("the Company", "the Dominant Company", "PKN ORLEN") and the Capital Group of Polski Koncern Naftowy ORLEN S.A. ("the Capital Group") in 3Q 2004, except for the change described below in the point 2, were presented in published annual reports: unconsolidated and consolidated for the year 2003.

2. Applied accounting policies

2.1. In the presented period the Company and the Capital Group did not introduce any significant changes in applied accounting policies in comparison to policies applied by the Company and the Capital Group in year 2003 except for changes in translation of balance sheet items in foreign currencies due to the change in the Polish Accounting Act. Since 1 January 2004 assets and liabilities as at the balance sheet date are translated using the same average exchange rate set by the National Bank of Poland ("NBP") for this date. The result of those changes was presented in these financial statements by the restatement of the comparable data.

	Net profit	Shareholders' equity	
	period from 1 January 2003 to 30 September 2003	31 December 2003	30 September 2003
As per published financial statements	805,063	9,129,889	8,712,643
Difference	6,949	26,097	20,832
Comparable data (restated)	812,012	9,155,986	8,733,475

2.2. Since 2004 the Company applies hedge accounting in relation to concluded hedge transactions fulfilling rules specified for hedge accounting. It results in disclosure of valuation of effective part of the hedge until its realization as revaluation reserve in the Company's balance sheet. This change does not require neither restatement of the 2004 opening balance nor restatement of comparable data for 2003.

3. Method of the preparation of the consolidated financial statements

For the preparation of the consolidated and unconsolidated balance sheet, consolidated and unconsolidated income statement, statement of changes in consolidated and unconsolidated shareholders' equity and consolidated and unconsolidated cash flow statement, the same rules were applied as for the preparation of consolidated and unconsolidated financial statements for the year 2003, after taking into account changes described in the point 2 above. The condensed consolidated financial statements of the Group and the condensed financial statements of the Company reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operation, balance sheets and cash flows for each period presented.

4. Principles of calculation of the selected financial data denominated in EUR

Selected financial data has been recalculated to EUR according to the following principles:

- balance sheet items – using the average rate of NBP published as at 30 September 2004 - i.e. 4.3832 zloty/ EUR,
- income statement and cash flow items – using the exchange rate calculated as a simple average of the NBP average exchange rates published for the last day of each month during the period from 1 January 2004 to 30 September 2004 – i.e. 4.6214 zloty/ EUR.

The Capital Group of PKN ORLEN S.A. SA-QSr III/2004 PLN'000

II. INFORMATION ON CHANGES IN PROVISIONS AND FIXED ASSETS IMPAIRMENT LOSSES – CONSOLIDATED DATA

1. Impairment of assets

1.1. Impairment of tangible fixed assets

3Q 2004	
Balance as at 1.07.2004	125,713
Increases during the period 1.07.2004 – 30.09.2004	2,591
Decreases during the period 1.07.2004 – 30.09.2004	(6,140)
Balance as at 30.09.2004	122,164

3Q 2004 cumulative	
Balance as at 1.01.2004	89,823
Increases during the period 1.01.2004 – 30.09.2004	49,896
Decreases during the period 1.01.2004 – 30.09.2004	(17,555)
Balance as at 30.09.2004	122,164

1.2. Impairment of construction in progress

3Q 2004	
Balance as at 1.07.2004	45,526
Increases during the period 1.07.2004 – 30.09.2004	2,519
Decreases during the period 1.07.2004 – 30.09.2004	(283)
Balance as at 30.09.2004	47,762

3Q 2004 cumulative	
Balance as at 1.01.2004	37,636
Increases during the period 1.01.2004 – 30.09.2004	10,416
Decreases during the period 1.01.2004 – 30.09.2004	(290)
Balance as at 30.09.2004	47,762

1.3. Adjustments in the valuation of financial fixed assets and differences in the valuation of contribution in-kind

1.3.1. Impairment of financial fixed assets

3Q 2004	
Balance as at 1.07.2004	76,482
Increases during the period 1.07.2004 – 30.09.2004	434
Decreases during the period 1.07.2004 – 30.09.2004	(14)
Balance as at 30.09.2004	76,902

3Q 2004 cumulative	
Balance as at 1.01.2004	71,389
Increases during the period 1.01.2004 – 30.09.2004	6,148
Decreases during the period 1.01.2004 – 30.09.2004	(635)
Balance as at 30.09.2004	76,902

1.3.2. Difference in the valuation of contribution in-kind related to financial long-term assets

3Q 2004	
Balance as at 1.07.2004	3,062
Increases during the period 1.07.2004 – 30.09.2004	-
Decreases during the period 1.07.2004 – 30.09.2004	(14)
Balance as at 30.09.2004	3,048

The Capital Group of PKN ORLEN S.A. SA-QSr III/2004 PLN'000

3Q 2004 cumulative	
Balance as at 1.01.2004	3,548
Increases during the period 1.01.2004 – 30.09.2004	1
Decreases during the period 1.01.2004 – 30.09.2004	(501)
Balance as at 30.09.2004	3,048

1.4. Allowance for doubtful debts

3Q 2004	
Balance as at 1.07.2004	317,099
Increases during the period 1.07.2004 – 30.09.2004	34,842
Decreases during the period 1.07.2004 – 30.09.2004	(29,468)
Balance as at 30.09.2004	322,473

3Q 2004 cumulative	
Balance as at 1.01.2004	316,863
Increases during the period 1.01.2004 – 30.09.2004	66,172
Decreases during the period 1.01.2004 – 30.09.2004	(60,562)
Balance as at 30.09.2004	322,473

1.5. Impairment of inventories

In 3Q 2004 the Capital Group decreased the value of impairment of inventories by PLN (1,550) thousand. Respectively, the Capital Group made an impairment of inventory amounting to PLN 5,488 thousand for 3Q 2004 cumulatively.

2. Provisions for liabilities

2.1. Provisions for deferred tax

3Q 2004	
Balance as at 1.07.2004*	212,395
Increases during the period 1.07.2004 – 30.09.2004	13,810
Decreases during the period 1.07.2004 – 30.09.2004	(21,561)
Balance as at 30.09.2004	204,644

3Q 2004 cumulative	
Balance as at 1.01.2004*	212,323
Increases during the period 1.01.2004 – 30.09.2004	82,101
Decreases during the period 1.01.2004 – 30.09.2004	(89,780)
Balance as at 30.09.2004	204,644

* including PLN 6,121 thousand of opening balance adjustment resulting from change in accounting policies

2.2. Provision for jubilee and retirement bonuses

3Q 2004	
Balance as at 1.07.2004	170,416
Increases during the period 1.07.2004 – 30.09.2004	1,735
Decreases during the period 1.07.2004 – 30.09.2004	(2,064)
Balance as at 30.09.2004	170,087

3Q 2004 cumulative	
Balance as at 1.01.2004	158,588
Increases during the period 1.01.2004 – 30.09.2004	30,029
Decreases during the period 1.01.2004 – 30.09.2004	(18,530)
Balance as at 30.09.2004	170,087

The Capital Group of PKN ORLEN S.A. SA-QSr III/2004 PLN'000

2.3. Other provisions

	Environmental provision	Provision for business risk	Other provisions
3Q 2004			
Balance as at 1.07.2004	438,006	54,166	29,136
Increases during the period 1.07.2004 – 30.09.2004	-	26,786	1,581
Decreases during the period 1.07.2004 – 30.09.2004	(9,271)	-	(1,880)
Balance as at 30.09.2004	428,735	80,952	28,837

	Environmental provision	Provision for business risk	Other provisions
3Q 2004 cumulative			
Balance as at 1.01.2004	406,792	21,812	29,200
Increases during the period 1.01.2004 – 30.09.2004	36,574	59,293	8,668
Decreases during the period 1.01.2004 – 30.09.2004	(14,631)	(153)	(9,031)
Balance as at 30.09.2004	428,735	80,952	28,837

3. Goodwill from consolidation / Negative goodwill from consolidation

3.1. Goodwill from consolidation

3Q 2004	
Balance as at 1.07.2004	19,342
Increases during the period 1.07.2004 – 30.09.2004	-
Decreases during the period 1.07.2004 – 30.09.2004	(1,470)
Balance as at 30.09.2004	17,872

3Q 2004 cumulative	
Balance as at 1.01.2004	20,856
Increases during the period 1.01.2004 – 30.09.2004	1,300
Decreases during the period 1.01.2004 – 30.09.2004	(4,284)
Balance as at 30.09.2004	17,872

3.2. Negative goodwill from consolidation

3Q 2004	
Balance as at 1.07.2004	283,641
Increases during the period 1.07.2004 – 30.09.2004	646
Decreases during the period 1.07.2004 – 30.09.2004*	(9,828)
Balance as at 30.09.2004	274,459

3Q 2004 cumulative	
Balance as at 1.01.2004	301,369
Increases during the period 1.01.2004 – 30.09.2004	1,100
Decreases during the period 1.01.2004 – 30.09.2004*	(28,010)
Balance as at 30.09.2004	274,459

* including exchange rate differences from recalculating of consolidated entities

III. DESCRIPTION OF CAPITAL GROUP OPERATIONS IN 3 Q 2004 AND DETAILS OF FACTORS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE FINANCIAL RESULT

At the end of 3Q 2004 PKN ORLEN S.A. owned directly or indirectly shares in following entities, which are controlled, jointly controlled or significantly influenced by PKN ORLEN S.A.:

- 96 subsidiaries,
- 3 joint ventures,
- 26 associates.

In comparison to the end of 3Q 2003 there was a decline in the total number of subsidiaries, joint ventures and associates from 137 to 125. There were 79 entities consolidated in 3Q 2004, whereas in 3Q 2003 the number of entities consolidated amounted to 85.

The most important factors having material influence on operating results of the Capital Group in 3Q 2004 in comparison to 3Q 2003 are as follows (change: 3Q 2004 to 3Q 2003 if not stated differently):

- an increase in refining margin ("crack") on quotations for gasoline from 89.53 to 119.12 USD/ton (by 33.1%), on quotations for diesel oil from 41.44 to 104.02 USD/ton (by 151.0%) and on quotations for Ekoterm from 27.49 to 70.33 USD/ton (by 155.8%),
- an increase in average price of Brent crude oil quotations from 28.41 to 41.57 USD/bbl (by 46.3%),
- an increase in discount of Ural crude oil quotations in relation to Brent crude oil quotations from /-1.24/ USD/bbl to /-4.30/ USD/bbl (by 246.8%),
- an increase in sales volume of diesel oil by 4.2%,
- an increase in sales volume of Ekoterm by 16.0%,
- a comparable average EUR exchange rate (4,43 PLN/EUR),
- a decrease in sales volume of gasoline by 5.5%,
- a decrease in sales volume of LPG by 15.9%,
- a decrease in an average USD exchange rate from 3.93 to 3.62 PLN/USD (by 7.9%).

In 3Q 2004 the Capital Group's retail sales and wholesales of motor fuels (gasoline, diesel oil, LPG, Jet A-1) and light heating oil (Ekoterm) amounted to 2,823,084 tons and was higher than sales realized in the corresponding period of the previous year by 57,085 tons (by 2.1%). In 3Q 2004 the sales of the products mentioned above amounted cumulatively to 7,634,918 tons and increased by 529,196 tons (i.e. by 7.4%) in comparison to the corresponding period of the previous year. The total sales of all products (refinery, chemical and other) in 3Q 2004 amounted to 4,053,620 tons and was higher than in 3Q of the previous year by 19,613 tons (by 0.5%). Total sales for 3Q 2004 amounted cumulatively to 10,907,917 tons and was higher than for 3Q 2003 cumulatively by 445,260 tons (i.e. by 4.3%). The retail sales of motor fuels (gasoline, diesel oil, LPG) in 3Q 2004 amounted to 893,298 tons and was lower than sales in the corresponding period of the previous year by 207,065 tons (by 18.8%); the total retail sales for 3Q 2004 cumulatively decreased by 6.0% to the level of 2,491,752 tons. Growing trends in sales volumes result from a higher fuels consumption in Poland during the 9 month period ended 30 September 2004 by 3.3% in comparison to the corresponding period of the previous year. The trends of sales of the main products are presented in the following table:

Sales volume of light products In the Capital Group of PKN ORLEN S.A.	3Q 2003		3Q 2004		Dynamics (%) 3Q 2004/ 3Q 2003
Wholesale of main light products, including:		**1,536,616**		**1,886,382**	**122.8**
- gasoline (tons)		436,393		488,577	112.0
- diesel oil (tons)		610,334		758,472	124.3
- Ekoterm (tons)		385,997		520,059	134.7
Retail sales of motor fuels, including:	**1,407,538**	**1,100,363**	**1,151,658**	**893,298**	**81.2**
- gasoline (thousands litres) / (tons)	830,535	627,054	683,550	516,080	82.3
- diesel oil (thousands litres) / (tons)	526,620	444,994	403,327	340,811	76.6
- LPG (thousands litres) / (tons)	50,383	28,315	64,781	36,407	128.6
Total sales of fuels (tons)		**2,765,999**		**2,823,084**	**102.1**
- including motor fuels (tons)		2,317,452		2,302,916	99.4

Sales volume of light products In the Capital Group of PKN ORLEN S.A.	3Q 2003 cumulatively		3Q 2004 cumulatively		Dynamics (%) 3Q 2004/ 3Q 2003 cumulatively
Wholesale of main light products, including:		**4,123,494**		**5,009,473**	**121.5**
- gasoline (tons)		1,155,132		1,365,132	118.2
- diesel oil (tons)		1,669,978		2,037,802	122.0
- Ekoterm (tons)		1,095,239		1,342,471	122.6
Retail sales of motor fuels, including:	**3,397,219**	**2,652,166**	**3,208,869**	**2,491,752**	**94.0**
- gasoline (thousands litres) / (tons)	2,010,199	1,517,700	1,916,887	1,447,250	95.4
- diesel oil (thousands litres) / (tons)	1,254,278	1,059,865	1,125,117	950,724	89.7
- LPG (thousands litres) / (tons)	132,742	74,601	166,865	93,778	125.7
Total sales of fuels (tons)		**7,105,722**		**7,634,918**	**107.4**
- including motor fuels (tons)		5,847,212		6,292,102	107.6

Sustained high level of refining margin on quotations of basic refining products, significant improvement in differentiation of quotations between Brent and Ural crude oil and the results of the undertaken actions aimed at operating costs reduction and restructuring caused a considerable increase in operating profit of the Dominant Company and the Capital Group in comparison to the corresponding period of the previous year.

The results of the Dominant Company compared with the Capital Group were as follows:

in thousands PLN

Items	3Q 2003		PKN's share in the Group	3Q 2004		PKN's share in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processing ('000 tons)	3,089	2,971	96.2	3,372	3,256	96.6
Net sales revenue	9,113,322	6,468,057	71.0	11,124,574	8,047,499	72.3
Profit on sales	337,222	255,206	75.7	1,020,741	873,266	85.6
Operating profit	362,864	253,766	69.9	1,022,835	899,100	87.9
Profit before taxation	308,817	202,625	65.6	1,092,379	964,981	88.3
Net profit	257,130	165,684	64.4	881,246	778,009	88.3

in thousands PLN

Items	3Q 2003 cumulatively		PKN's share in the Group	3Q 2004 cumulatively		PKN's share in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processing ('000 tons)	9,119	8,723	95.7	9,328	8,954	96.0
Net sales revenue	24,356,668	17,906,842	73.5	29,776,533	21,002,957	70.5
Profit on sales	1,058,671	861,583	84.1	2,328,515	2,046,813	87.9
Operating profit	1,146,867	1,035,383	90.3	2,208,033	1,981,868	89.8
Profit before taxation	1,079,824	992,958	92.0	2,352,848	2,148,041	91.3
Net profit	812,012	732,793	90.2	1,910,101	1,732,678	90.7

During 3Q 2004 the companies of the Capital Group processed 3,372 thousand tons of crude oil and during 3Q 2004 cumulatively 9,328 thousand tons. The achieved level of processing is by 9.2% higher than in the corresponding period of the previous year, however, the processing of 3Q 2004 cumulatively is lower by 2.3% than in 3Q 2003 cumulatively.
In the third quarter of 2004 the profit on sales of the Capital Group reached the level of PLN 1,021 million, whereas it amounted to PLN 337 million in the corresponding period of the previous year. In 3Q 2004

cumulatively the profit on sales amounted to PLN 2,329 million and was higher than in 3Q 2003 by 119.9%. While applying LIFO method of inventory valuation, an estimated profit on sales in 3Q 2004 amounted to PLN 891 million comparing to PLN 268 million in the corresponding period of the previous year. In 3Q 2004 cumulatively an estimated profit on sales calculated using LIFO method amounted to PLN 1,889 million comparing to PLN 1,024 million in the previous year. In 3Q 2004 there was a growing trend in crude oil prices, which resulted in an increase of financial results of the Capital Group for 3Q 2004 calculated using the statutory, i.e. a weighted average method for inventory valuation.
In 3Q 2004 the net profit of the Capital Group reached the level of PLN 881 million and was higher by 242.7% than the profit gained in the corresponding period of the previous year. In 3Q 2004 cumulatively the net profit amounted to PLN 1,910 million and was higher than in 3Q 2003 cumulatively by 135.2%. While applying LIFO method, an estimated net profit in 3Q 2004 amounted to PLN 776 million comparing to PLN 207 million in 3Q 2003. In 3Q 2004 cumulatively an estimated net profit calculated with LIFO method amounted to PLN 1,554 million comparing to PLN 786 million in the comparable period of the previous year.
In 3Q 2004 the share of the Dominant Company in the net profit of the Capital Group increased significantly from 64,4% to 88,3% in comparison to 3Q 2003. Above mentioned trends resulted from the high level of margins (cracks) on basic refining products and cost cutting within the implemented Operating Costs Reduction Programme for the value of PLN 182 million.

Financial data with segment information of the Capital Group is presented below:

in thousands PLN

Items	3Q 2003				3Q 2004			
	Refining	Chemicals	Other operations	Total	Refining	Chemicals	Other operations	Total
Segment result	396	44	34	474	859	217	13	1,089
Unallocated corporate income				3				26
Unallocated corporate expense				-114				-92
Profit from operations				363				1,023

in thousands PLN

Items	3Q 2003 cumulatively				3Q 2004 cumulatively			
	Refining	Chemicals	Other operations	Total	Refining	Chemicals	Other operations	Total
Segment result	1,101	317	54	1,472	1 887	560	75	2,522
Unallocated corporate income				17				28
Unallocated corporate expense				-342				-342
Profit from operations				1,147				2,208

In 3Q 2004 the segment total operating profit increased by almost three times (an increase of 181.8%) in comparison to the corresponding period of the previous year. That increase was mostly influenced by a significant increase of the results of the refining segment by 116.9% (sustained very high margin levels on quotations for refining products) and chemical segment, which reported a 393.2% increase (prosperity on the market of petrochemical products during the third quarter of 2004, resulting mainly from the high demand for polyvinyl chloride, an increased post-seasonal sales of fertilizers and reactivation of deliveries of CANWIL to the Scandinavian markets).

During the 9 month period ended 30 September 2004 in comparison to the corresponding period of the previous year there was an increase in the total operating profit of the segments by 92.5%. It results from an increase in the financial result of the refining segment by 71.4% (high level of margins) and an increase in the result of the chemical segment by 76.7%. Taking into account the fact that financial results of the chemical segment in 2003 reflect the consequence of contribution of an organized part of the company to Basell Orlen Polyolefins

Sp. z o.o. valued in the amount of PLN 112 million (the difference between the net book value of the contributed assets and liabilities and the fair value of the stake gained) the operating profit of the chemical segment showed an increased by 173.2%.

In 3Q 2004 the Dominant Company did not issue securities under Bonds Issuance Program.

In October 2004 there was an unplanned 15 day shutdown of the Gudron hydrosulphuration installation. The above mentioned event do not influence the volume of production of gasoline and diesel oil, simultaneously increases the amount of heating oil produced. The Dominant Company estimates that there will be a decrease of the gross margin by PLN 21 million maximally in connection with this event. The Dominant Company undertook all the necessary actions in order to reduce a potential loss of margin.

IV. UNUSUAL ITEMS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE ACHIEVED FINANCIAL RESULTS

In the 9 month period ended 30 September 2004 there were no significant events affecting the amounts presented in this financial statement.

The Capital Group of PKN ORLEN S.A. SA-QSr III/2004 PLN'000

V. SEGMENT DATA

	Refining and Marketing				Chemicals				Other operations				Eliminations				Consolidated			
	for the period				for the period				for the period				for the period				for the period			
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months
	ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003	
Revenues																				
External sales	26,339,847	9,873,397	21,584,614	8,208,221	2,900,575	1,069,824	2,375,145	762,198	497,236	163,719	396,909	142,903	-	-	-	-	29,737,658	11,106,940	24,356,668	9,113,322
Inter-segment sales	3,110,723	1,186,529	2,388,456	692,006	1,073,370	405,930	1,030,858	340,495	572,983	175,594	838,852	273,148	(4,757,076)	(1,768,053)	(4,258,166)	(1,305,649)	-	-	-	-
Value of hedge transactions					38,875	17,634											38,875	17,634		
Total revenue	**29,450,570**	**11,059,926**	**23,973,070**	**8,900,227**	**4,012,820**	**1,493,388**	**3,406,003**	**1,102,693**	**1,070,219**	**339,313**	**1,235,761**	**416,051**	**(4,757,076)**	**(1,768,053)**	**(4,258,166)**	**(1,305,649)**	**29,776,533**	**11,124,574**	**24,356,668**	**9,113,322**
Costs	(27,442,165)	(10,183,466)	(22,865,341)	(8,533,797)	(3,449,576)	(1,273,037)	(3,198,251)	(1,057,206)	(974,877)	(323,460)	(1,171,759)	(383,755)	4,757,201	1,768,232	4,259,106	1,305,922	(27,109,417)	(10,011,731)	(22,976,245)	(8,668,836)
Other operating income	85,801	8,933	102,548	44,534	21,292	10,538	128,059	3,313	40,312	29,093	31,997	15,404					147,405	48,564	262,604	63,251
Other operating cost	(207,042)	(26,059)	(109,458)	(14,826)	(24,499)	(14,322)	(19,003)	(4,904)	(60,797)	(31,818)	(42,297)	(14,242)					(292,338)	(72,199)	(170,758)	(33,972)
Result																				
Segment result	1,887,164	859,334	1,100,819	396,138	560,037	216,567	316,808	43,896	74,857	13,128	53,702	33,458	125	179	940	273	2,522,183	1089,208	1,472,269	473,765
Unallocated corporate income																	27,478	25,421	16,381	3,271
Unallocated corporate expenses																	(341,628)	(91,794)	(341,783)	(114,172)
Profit from operations																	**2,208,033**	**1,022,835**	**1,146,867**	**362,864**
Financial income																	230,220	79,831	235,953	103,789
Financial expenses																	(117,096)	(25,998)	(324,748)	(161,278)
Loss on disposal of all or part of shares in subordinated entities																	13,321	9,526	427	-
Gross profit																	**2,334,478**	**1,086,194**	**1,058,499**	**305,375**
Extraordinary gains																	18	1	894	148
Extraordinary losses																	(42)	(23)	(811)	(535)
Write-off of goodwill from consolidation	(3,656)	(1,262)	(3,447)	(1,149)	-	-	-	-	(628)	(208)	(628)	(210)					(4,284)	(1,470)	(4,075)	(1,359)
Write off of negative goodwill from consolidation	4,467	1,615	6,865	(882)	18,178	6,059	18,178	6,059	33	3	274	11					22,678	7,677	25,317	5,188
Profit before taxation																	**2,352,848**	**1,092,379**	**1,079,824**	**308,817**

The Capital Group of PKN ORLEN S.A. SA-QSr III/2004 PLN'000

	Refining and Marketing				Chemicals				Other operations				Eliminations				Consolidated			
	for the period				for the period				for the period				for the period				for the period			
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months
	ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003	
Income taxes																	(463,612)	(216,157)	(284,755)	(60,383)
Other obligatory charges on profit (increase of loss)																	-	-	-	-
Share in profit (losses) of subordinated entities accounted for using equity method	251	315	420	609	52,704	21,102	35,518	16,854	10,182	2,100	8,748	1,592					63,137	23,517	44,686	19,055
Minority interests																	(42,272)	(18,493)	(27,743)	(10,359)
Net profit																	**1,910,101**	**881,246**	**812,012**	**257,130**

The Capital Group of PKN ORLEN S.A. SA-QSr III/2004 PLN'000

	Refining and Marketing				Chemicals				Other operations				Consolidated			
	for the period				for the period				for the period				for the period			
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months
	ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003	
Property, plant, equipment and intangible assets expenditures	490,581	229,968	486,058	150,738	482,252	169,933	351,057	220,908	48,730	19,234	88,742	26,122	1,021,563	419,135	925,857	397,768
Property, plant, equipment and intangible assets expenditures unallocated to segments													24,065	8,449	26,601	6,215
Total property, plant, equipment and intangible assets expenditure													**1,045,628**	**427,584**	**952,458**	**403,983**
Segment depreciation	586,799	192,874	535,437	177,885	129,449	42,625	143,425	46,064	108,715	35,678	123,032	40,519	824,963	271,177	801,894	264,468
Unallocated assets depreciation													24,341	7,451	25,570	8,799
Total depreciation													**849,304**	**278,628**	**827,464**	**273,267**
Non-cash expenses other than depreciation	**119,672**	**45,371**	**73,272**	**4,457**	**13,099**	**5,649**	**11,866**	**3,167**	**45,235**	**31,617**	**34,052**	**12,152**	**178,006**	**82,637**	**119,190**	**19,776**

Geographical segments

In connection with purchasing long-term financial assets in Germany, beginning from 1 March 2003 the Group operates in Poland and Germany. The following table presents consolidated sales of the Group by geographical market segmentation for the 9 and 3 month periods ended 30 September 2004 and 30 September 2003.

	Refining and Marketing				Chemicals				Other operations				Consolidated			
	for the period				for the period				for the period				for the period			
	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months	9 months	3 months
	ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003		ended 30 September 2004		ended 30 September 2003	
Export Sales	840,582	354,721	540,364	236,902	675,178	257,325	599,396	187,013	17,582	5,942	13,042	4,886	1,533,342	617,988	1,152,802	428,801
Domestic sales:	25,499,265	9,518,676	21,044,250	7,971,319	2,264,272	830,133	1,775,749	575,185	479,654	157,777	383,867	138,017	28,243,191	10,506,586	23,203,866	8,684,521
- sales in Poland	19,084,820	7,277,324	16,691,788	6,058,519	2,225,397	812,499	1,775,749	575,185	479,654	157,777	383,867	138,017	21,789,871	8,247,600	18,851,404	6,771,721
- sales in Germany	6,414,445	2,241,352	4,352,462	1,912,800	-	-	-	-	-	-	-	-	6,414,445	2,241,352	4,352,462	1,912,800
- valuation of hedge transactions					38,875	17,634							38,875	17,634		
Total external revenue	**26,339,847**	**9,873,397**	**21,584,614**	**8,208,221**	**2,939,450**	**1,087,458**	**2,375,145**	**762,198**	**497,236**	**163,719**	**396,909**	**142,903**	**29,776,533**	**11,124,574**	**24,356,668**	**9,113,322**

The Capital Group of PKN ORLEN S.A. SA-QSr III/2004 PLN'000

VI. IMPORTANT EVENTS THAT WERE SUBJECT OF CURRENT REPORTS SINCE 1 JULY 2004 AND UNTILL THE DAY OF FINANCIAL STATEMENTS APPROVAL

1. On 1 July 2004 the Management Board of PKN ORLEN informed that the Company signed a sale contract regarding the sale of a self-operating part of PKN ORLEN – Lubrificant Oil Division, for the total net price of PLN 47,391,125.96. The purchaser was a subordinated company ORLEN Oil Sp. z o.o. located in Krakow. That above transaction aims at consolidation of production and sales of engine and lubricant oils in the Capital Group and represents a further step in the restructuring process conducted by PKN ORLEN. It is also a further stage in the process of integrating the production of oil bases and the production and sale of finished products such as engine and lubricant oils. As at the date of conducting the agreement, PKN ORLEN possessed 9% equity stake in ORLEN Oil Sp. z o.o.

2. On 28 July 2004 PKN ORLEN informed that Zbigniew Wrobel resigned from the position of the President of Management Board. The resignation took effect as the new President of Management Board was appointed by the Supervisory Board. On 28 July 2004 the Supervisory Board appointed Jacek Walczykowski to the position of the President of Management Board of PKN ORLEN. In the same time, Jacek Walczykowski resigned from the position of Vice-President and member of Supervisory Board, as well as from the position of Vice-President and Member of Management Board of Nafta Polska S.A.

3. On 29 July 2004 PKN ORLEN informed about granting surety in the form of guarantee letter to Zurich Versicherung AG to secure the liabilities of German subsidiary ORLEN Deutschland GmbH for the total amount of EUR 20 million resulting from fuel trading operations. The surety is valid till 31 January 2005. PKN ORLEN holds 100% stake in ORLEN Deutschland GmbH.

4. On 5 August 2004 PKN ORLEN informed that Andrzej Wieczorkiewicz resigned from the position of the Supervisory Board Member of PKN ORLEN. Andrzej Wieczorkiewicz did not give reasons for his resignation.

5. On 5 August 2004 PKN ORLEN informed that the Extraordinary Meeting of Shareholders dismissed from the Supervisory Board: Jan Waga, Ryszard Lawniczak, Andrzej Studzinski, Krzysztof Szlubowski, Janusz Zielinski, and appointed to the Supervisory Board: Jacek Bartkiewicz, Raimondo Eggink, Maciej Gierej, Krzysztof Lis, Malgorzata Okonska-Zaremba, Piotr Osiecki, Ireneusz Wesolowski, Krzysztof Zyndul.

6. The Management Board of PKN ORLEN informed that on 12 August 2004 it had received from one of its shareholders Bengodi Finance S.A. located in Warsaw the official letter informing, that Bengodi Finance located in Warsaw took in the District Court in Warsaw, XV Economic Department, legal action in order to state the invalidity of the resolution of the General Meeting of Shareholders. The action concerns stating invalidity of the resolution no. 14 of the Extraordinary Meeting of Shareholders of PKN ORLEN S.A. dated 5 August 2004 on appointment of the President of the PKN ORLEN's Supervisory Board. On 30 September 2004 PKN ORLEN received the decision of the District Court in Warsaw, XV Economic Department, to refuse the motion of Bengodi Finance S.A.

7. On 17 August 2004 PKN ORLEN informed that the Supervisory Board analysed the process of election of Jacek Walczykowski, the President of the Management Board of PKN ORLEN S.A. On 16 August 2004 the Supervisory Board of PKN ORLEN took a resolution to dismiss Jacek Walczykowski from the position of the President of the Management Board of PKN ORLEN – General Director. The resolution has been taken unanimously. On 16 August 2004 the Supervisory Board of PKN ORLEN took an unanimously resolution to entrust Janusz Wisniewski, until now Vice-President of the Management Board of PKN ORLEN, with the entitlement of the acting President of the Management Board of PKN ORLEN until appointment a new President of the Management Board of PKN ORLEN within the confines of procedure taken by the Supervisory Board. The Supervisory Board approved principles for selection of the new President of the Management Board with participation of cooperating until now human resources advisor.

8. On 18 August 2004 PKN ORLEN S.A. received an information that on 11 August 2004 the Register Court in Krakow registered an increase in the share capital of the company ORLEN Oil. The share capital was increased from PLN 43,558 thousand by the amount of PLN 31,535 thousand, up to PLN 75,093 thousand. The stake in the increased share capital was covered in whole by PKN ORLEN in the form of cash contribution. After the increase of the share capital of ORLEN Oil the stake of PKN

The Capital Group of PKN ORLEN S.A. SA-QSr III/2004 PLN'000

ORLEN S.A. rose from 9% to 47,2%. Remaining shares are possessed by Rafineria Trzebinia S.A. (43,8%), Rafineria Jedlicze S.A. (4,5%), Rafineria Czechowice S.A. (4,5%). Each share gives right to only one voice during the General Meeting of Shareholders. The purpose of the increase of the share capital is to acquire resources for partly financing of the acquisition of ORLEN Oil's assets being the element of the Oil Department of PKN ORLEN S.A. These tasks are connected with the strategy of consolidation of the oil assets of PKN ORLEN around ORLEN Oil in order to create the uniform centre managing the oil segment in PKN ORLEN S.A. The contributed assets constitute above 20% of current initial capital of ORLEN Oil and constitute financial assets of significant value in accordance with §2 Act 1 and 3 the Decree of the Council of Ministers dated on 16 October 2001 on current and periodic information publishes by issuers of securities.

9. On 21 September 2004 the Supervisory Board of PKN ORLEN decided unanimously to appoint Igor Chalupec to the position of the President of the Management Board with the effect on 1 October 2004. The appointment was made according to procedures agreed earlier by the Supervisory Board. Before the appointment decision was made, the Supervisory Board conducted individual conversations with all the candidates included on the short list.

10. PKN ORLEN informed that on 6 September 2004 ORLEN Deutschland AG concluded the yearly contract with Shell Oil Deutschland GmbH. The subject of the agreement is sale of about 350-450 thousand cubic metres of gasoline and engine oil to the company ORLEN Deutschland AG in 2004. The estimated value of the transaction amounts to about EUR 360 million. The above mentioned agreement is a formal sanction of previous settlements being realized during the current year and constitutes a "significant agreement" in accordance with the Decree of the Council of Ministers dated on 16 October 2001 on current and periodic information published by issuers of securities as value of the contract exceeds 10% of equity of PKN ORLEN. PKN ORLEN owns 100% of share capital of ORLEN Deutschland AG.

11. On 4 October 2004, the Management Board of Polski Koncern Naftowy ORLEN S.A. acknowledged the fulfilment of one of the conditions precedent provided for in the conditional agreement to acquire 114,224,038 bearer shares of Unipetrol a.s. ("Unipetrol"), each having the nominal value of CZK 100, and representing approximately 62.99% of all the issued and outstanding shares of Unipetrol. The agreement was signed on 4 June 2004 between the National Property Fund of the Czech Republic ("NPF") and the Company ("Unipetrol Share Purchase Agreement"). Pursuant to the provisions of the Unipetrol Share Purchase Agreement, one of the conditions precedent were preemptive rights to be executed with respect to the shares held by Unipetrol in Ceska rafinerska, a.s., or lapse of the time limit provided for the execution of such preemptive rights in connection with the change of control of Unipetrol, with such rights being granted to each IOC member (Eni International B.V., ConocoPhillips Central and Eastern Europe Holdings B.V. and Shell Overseas Investments B.V., being the shareholders of Ceska rafinerska, a.s.). According to the NPF notification received by the Company, the above mentioned condition precedent has been fulfilled as the NPF was informed by Unipetrol about lapse of the time period provided for the execution of the mentioned above preemptive rights since none of the IOC members had executed them within the prescribed time limits.

12. PKN ORLEN S.A. informed that on 18 October 2004 the Supervisory Board of PKN ORLEN S.A. changed composition of the Management Board. It is connected with a planned change of the structure of the Management Board, which is oriented on its effective and transparent management.
Changes were made in accordance to the previously agreed procedure, among others after individual evaluations carried through by the consulting company Korn/Ferry International.
The Supervisory Board accepted resignations 18 October 2004:

    - Krzysztof Kluzek from the position of the Member of the Management Board of PKN ORLEN on 18 October 2004,
    - Slawomir Golonka and Jacek Strzelecki from the position of Vice-President of the Management Board of PKN ORLEN on 31 October 2004.

    Simultaneously the Supervisory Board of PKN ORLEN appointed to the Management Board following persons:

    - Wojciech Heydel as the Vice-President of the Management Board on 1 November 2004,
    - Jana Maciejewicz as the Vice-President of the Management Board on 1 December 2004,
    - Cezary Smorszczewski as the Vice-President of the Management Board on 1 November 2004,
    - Pawel Szymanski as the Member of the Management Board on 18 October 2004.

The Capital Group of PKN ORLEN S.A. SA-QSr III/2004 PLN'000

VII. SHAREHOLDERS POSSESSING DIRECTLY OR INDIRECTLY THROUGH DEPENDENT ENTITIES AT LEAST 5% OF VOTES AT THE GENERAL MEETING OF SHAREHOLDERS AS AT DATE OF ISSUE OF QUARTERLY REPORT

Shareholder	Share in number of votes at the GM as at the day of previous quarterly report publication, in %*	Number of shares as at the day of previous quarterly report publication*	Change % during the period 31.07.2004 - 29.10.2004	Share in number of votes in % at the GM as at the day of issue of this report**	Number of shares as at the day of issue of this report**
Nafta Polska S.A.	17.32%	74,076,299	-	17.32%	74,076,299
State Treasury	10.20%	43,633,897	-	10.20%	43,633,897
The Bank of New York (GDR owner)	10.81%	46,243,632	0,01	10.82%	46,254,946
Others	61.67%	263,755,233	(0,01)	61.66%	263,743,919
Total	100%	427,709,061	-	100%	427,709,061

* Data as at 31 July 2004
** Data as at 29 October 2004

On 4 July 2003 the Company was informed by Commercial Union Mutual Pension Fund BPH CU WBK, located in Warsaw, that Commercial Union Mutual Pension Fund BPH CU WBK possessed on 1 July 2003 21,533,539 shares of PKN ORLEN, which constituted 5.04% of the total number of votes at the General Meeting of Shareholders.

On 3 November 2004 the Company was informed that Kulczyk Holding S.A. with its subordinates possess 20,443,377 shares of PKN ORLEN, which constitutes 4.78% of the total number of votes at the General Meeting of Shareholders of PKN ORLEN.

Stake of the above shareholders (in %) in the share capital of the Company is consistent with proportion in the number of votes at the General Meeting of Shareholders as at the day of issue of this report.

VIII. CHANGES IN THE COMPANY'S SHARES POSSESSED BY THE MANAGEMENT BOARD AND BY THE SUPERVISORY BOARD, ACCORDING TO INFORMATION POSSESSED BY THE COMPANY

The Company shares possessed by the Management Board and by the Supervisory Board in 3Q 2004:

	Number of shares as at the day of last quarterly report publication*	Acquired	Disposed	Increases due to changes in the Management Board	Decreases due to changes in the Management Board	Number of shares as at the day of publication of this report**
Management Board	-	-	-	-	-	-
Supervisory Board	407	-	-	2,950	(407)	2,950

* Data as at 28 July 2004
** Data as at 25 October 2004

The Capital Group of PKN ORLEN S.A. SA-QSr III/2004 PLN'000

IX. INFORMATION ON MATERIAL LEGAL ACTIONS AND OTHER RISKS CONCERNING THE COMPANY OR ITS DEPENDENT ENTITIES

1. As at the date of these financial statements Rafineria Trzebinia, the Company's subsidiary, has no overdue budget liabilities related to the excise tax or VAT.

   The remaining VAT liabilities were cancelled by the decision of the Head of Tax Office of Malopolska region dated 30 April 2004. Liabilities related to the excise tax resulting from the decision of the Head of Customs Office I were cancelled on 19 April 2004. The restructuring process of remaining tax liabilities of Rafineria Trzebinia for years 1999-2001 was completed by the decision of the Head of Tax Office in Chrzanow dated 12 March 2004. Rafineria Trzebinia S.A. obtained appropriate expertises confirming correct classification of produced goods.

2. In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o ("Tankpol") transferred to PKN ORLEN due to cession, 40% of shares held in ORLEN PetroTank Sp z o.o. ("PetroTank") in exchange for receivables from Tankpol. Final settlement of this transaction should be made after valuation of shares in PetroTank. On 30 October 2003 a legal case was filed against PKN ORLEN as compensation for PLN 69,898 thousand or return of the ceded shares. On 26 January 2004 Tankpol modified its claim for repayment of PLN 36,383 thousand or return of the ceded shares. Together with the claim, Tankpol presented a new valuation of PetroTank amounting to PLN 232,147 thousand. On 22 January 2004 Tankpol approached the Company with a compromise offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 32,745 thousand. On 18 February 2004 during the first hearing the court suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise. On 9 September 2004 the legal proceedings were suspended for another 3 months at both sides request. The above claim was not provided as in the Company's Management view, based on the independent legal opinion obtained, the final outcome of the above claim should not have a material impact on the presented financial results.

3. Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perform specific test procedures, which were aimed at verifying the above information, including an analysis of the specified procurement transactions. The reports on these procedures have been presented to the Supervisory Board for further analyses. Simultaneously the Management Board filed notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

   - disclosure of confidential information, included in auditors' reports,
   - violation of the Company's purchase procedures

   The final outcome of the above notifications is not known as at the date of the preparation of these financial statements. However, in the Management's opinion, there are no circumstances indicating that the above mentioned matters may materially impact the true and fair presentation of the accompanying consolidated and unconsolidated condensed financial statements for the 9 month period ended 30 September 2004.

4. On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111,5 million and was calculated as a sum of a par value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.
   On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the shares sales agreement. In the opinion of the Management Board of the Company, based on independent legal analyses, the Company executed its put option and sold NOM shares to PSE. Consequently in year 2003, the Company recognised on the transaction profit amounting to PLN 27,5 million (difference between purchase price of the stakes and the sales price resulting from the put option). According to the Management Board the receivable of PLN 111,5 million will be realised in full.
   On 23 September 2004 during the first hearing in the Court of Arbitration initial presentation of both sides' positions took place. The Court took also decision about hearing of witnesses whose were inferred by plaintiff as well as by defendant. On 7 October 2004 there was a hearing, during which the called witnesses were

The Capital Group of PKN ORLEN S.A. SA-QSr III/2004 PLN'000

examined. The hearing was postponed to 28 October 2004, due to absence of one of the witnesses. The date of the next hearing was set for 19 November 2004.

5. The Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No. 1 dated 15 January 2001), according to the paragraph 36 the method of calculation of system fee, constituting an element of a power transfer fee has been changed. According to paragraph 37 of the Decree a different method of power transfer fee settlement has been allowed. Following the decision of the Chairman of the Electricity Regulation Office the electricity sale agreement between Zaklad Energetyczny Plock S.A. and PKN ORLEN was signed. The agreement did not determine contentious issues concerning transfer fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. Zaklad Energetyczny Plock S.A. called on PKN ORLEN to a compromise agreement, and the District Court in Warsaw called PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against Zaklad Energetyczny Plock S.A. The Company's Management estimated the claim and set up in 2002 an accrual for liability to ZEP S.A in the amount of PLN 8,272 thousand, and provided for it in the amount of PLN 9,781 thousand. As a consequence of the negative decision of the court PKN ORLEN was obliged to pay a liability connected with the above mentioned system fee to Zaklad Energetyczny Plock S.A. in the amount of PLN 46,232 thousand. As a result the provision for business risks was increased by PLN 28,179 thousand to cover the whole judged amount.

X. INFORMATION ON LEGAL ACTIONS CONCERNING THE COMPANY'S OR ITS DEPENDENT ENTITIES' LIABILITIES OR RECEIVABLES ACCOUNTING FOR 10% OR MORE OF THE COMPANY'S EQUITI

During the period from 1 January 2004 to 30 September 2004 the Company was not involved in any legal actions concerning the Company's or its dependent entities' liabilities or receivables accounting for 10% or more of the Company's equity

XI. INFORMATION ON UNUSUAL TRANSACTIONS WITH RELATED ENTITIES

There were no unusual transactions with related entities in the Capital Group during the period from 1 January 2004 to 30 September 2004, where the value of the transaction would exceed EUR 500 thousand. Transactions concluded within the Capital Group were supply and services typical for the profile of activity of particular companies within the Group apart from enlargement of the share capital in the company ORLEN Oil and the sale of the Oil Department of PKN ORLEN to the company ORLEN Oil, which was presented in the current reports, point VI.1 and VI.8 of this financial statement.

XII. INFORMATION ON GUARANTEES OF LOANS GRANTED BY COMPANY OR ITS SUBSIDIARIES TO OTHER ENTITIES, WHERE THE AMOUNT OF GUARANTEE ACCOUNTS FOR 10% OR MORE OF THE COMPANY'S EQUITY

During the period from 1 January 2004 to 30 September 2004, the Dominant Company and its subsidiaries did not grant any sureties of loans, guarantees to any other entities or their subsidiaries, where the amount of surety or guarantee would account for 10% or more of the Company's equity.

XIII. ADDITIONAL INFORMATION

In connection with ongoing restructuring process of southern Group companies, i.e. Rafineria Nafty Jedlicze S.A., Rafineria Trzebinia and ORLEN Oil, a special team was established to develop a concept of final operational profile for these companies, together with developing the most effective method of taking full advantage of its assets. The final concept should be prepared in 4Q 2004.
As of the date of the above consolidated condensed financial statement preparation, no results of the potential restructuring activities, which may have material impact on the presented financial data of the Group as of 30 September 2004 are known to the Management Board.

MANAGEMENT BOARD MEMBERS SIGNATURES

....
President
Igor Chalupec

....
Vice President
Wojciech Heydel

....
Vice President
Andrzej Macenowicz

....
Vice President
Cezary Smorszczewski

....
Vice President
Janusz Wiśniewski

....
Member of the Management Board
Paweł Szymański

Plock, 12 November 2004

XIII. DODATKOWE INFORMACJE

W związku z trwającym procesem restrukturyzacji spółek południowych Grupy Kapitałowej PKN ORLEN tj. Rafineria Nafty Jedlicze S.A., Rafineria Trzebinia S.A. oraz ORLEN Oil Sp. z o.o. powołany został zespół, którego celem jest opracowanie koncepcji docelowego funkcjonowania tych spółek wraz ze sposobem najefektywniejszego wykorzystania posiadanych przez nie aktywów.
Ostateczna koncepcja powinna być opracowana w IV kwartale 2004 roku. Na dzień sporządzenia niniejszego skróconego skonsolidowanego sprawozdania finansowego nie są znane Zarządowi żadne efekty potencjalnych działań restrukturyzacyjnych, które mogłyby istotnie wpłynąć na prezentowane dane Grupy na dzień 30 września 2004 roku.

PODPISY CZŁONKÓW ZARZĄDU

....
Prezes Zarządu
Igor Chalupec

Wiceprezes Zarządu
Wojciech Heydel

Wiceprezes Zarządu
Andrzej Macenowicz

Wiceprezes Zarządu
Cezary Smorszczewski

Wiceprezes Zarządu
Janusz Wiśniewski

Członek Zarządu
Paweł Szymański

Płock, dnia 12 listopada 2004 roku

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Kulczyk Holding below 5%
Released	15:42 03-Nov-04
Number	8264E

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 82/2004 dated 3 November 2004

Kulczyk Holding's share in PKN ORLEN SA drops below 5%

Polski Koncern Naftowy ORLEN SA ('PKN ORLEN'), Central Europe's largest downstream oil company announces that Warsaw-based Kulczyk Holding S.A. informed PKN ORLEN on 3rd November 2004 that, according to article 147 of The Act on Public Trading in Securities, Euro Agro Centrum S.A., an affiliate of Kulczyk Holding, sold 945,000 bearer shares of PKN ORLEN on 27 October 2004, representing 0.221% of the initial capital and the same number of votes at the general meeting of PKN ORLEN. The transaction was settled on 2 November 2004.

In the light of above Kulczyk Holding SA and its affiliates are in possession of 20,443,377 bearer shares of PKN ORLEN, an amount that accounts for 4.78% of the initial capital and ensures 20,443,377 votes at the general meeting of shareholders and 4.78% of votes at the general meeting of shareholders of PKN ORLEN.

(see also regulatory announcement no 56/2002 dated 20 June 2002)

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: Changes in Mgmt Board
Released	07:00 19-Oct-04
Number	2091E

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 81/2004 dated 19 October 2004

Changes in the Management Board of PKN ORLEN SA

The Management Board of PKN ORLEN SA ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that during a meeting on 18 October 2004, the Supervisory Board has made some changes to the Management Board of PKN ORLEN. These changes were made to support more effective and transparent management.

All the announced changes in the Management Board were made in accordance with the accepted procedure, e.g. after individual assessments made by Korn/Ferry International.

The Supervisory Board has accepted the resignations, which were tendered today, of:

- Mr. Krzysztof Kluzek, Member of the Management Board, from 18 October 2004
- Mr. Slawomir Golonka and Mr. Jacek Strzelecki, Deputy Presidents, from 31 October 2004.

At the same time, on 18 October 2004, the Supervisory Board of PKN ORLEN appointed for current tenure:

- Mr. Wojciech Heydel as Deputy President beginning from 1 November 2004,
- Mr. Jan Maciejewicz as Deputy President beginning from 1 December 2004
- Mr. Cezary Smorszczewski as Deputy President beginning from 1 November 2004,
- Mr. Pawel Szymanski as Member of the Management Board beginning from 18 October 2004,

Mr. Wojciech Heydel, 44 years old, graduate of The Silesian University of Technology, and *Executive Program* (University of Michigan, USA), Transport Engineer.

Professional career:

1990 - up to promotion	British Petroleum (BP):
2003 - up to promotion	President of the Management Board of BP Polska
2001 - 2003	Manager responsible for petrol delivery for East Europe
2000 - 2001	Executive Assistant in Corporate Centre in London
1998 - 1999	LPG Manager / Associate President
1995 - 1997	Development Manager / Member of the Management Board
1992- 1995	Manager
1990 - 1991	Founder of BP in Poland
1985 - 1990	Oil Technology Institute in Krakow

Courses & Trainings:

1994	Training for Sales Managers

2006

1990	Scholarship of Corporation of British Industry

Mr. Jan Maciejewicz, 49 years old, graduate of Warsaw School of Economics, Ph. D. in Economy, holder of Fulbright scholarship.

Professional career:

1995 – up to promotion	Managing Director in A.T. Kearney
1990 – 1994	Partner in Charge, Deloitte & Touche
1986 – 1990	Ministry for Foreign Economy Cooperation
1981 – 1991	Assistant in Warsaw School of Economics
1985	Consultant in Foreign Trade Data Centre

Mr. Cezary Smorszczewski, 40 years old, graduate of the Warsaw University of Technology and the Warsaw University. He has also obtained MBA (University of Chicago, USA).

Professional career:

1995 - up to promotion Bank Pekao S.A.:

2003 - up to promotion	Deputy President of the Management Board responsible for corporate banking
2001 - 2003	Member of the Management Board responsible for VIP clients and small and micro enterprises
1999 - 2001	Executive Director
1995 - 1999	Deputy Director of Department / Director of the Department

1994 - 1995	Inspector (later Advisor) in Capital Investment Office in Credit Department of Bank Handlowy S.A.
1992 - 1993	Member of North Sea Gas Exploration Team in Polish Oil Mining and Gas Industry

Courses & Trainings:

1996	Merrill Lynch, New York Credit derivatives and structural finance
1995	Swiss Institute of Comparative Law in Lausanne (holder of scholarship of Swiss government)

Other post:

Up to now	Deputy Chairman of the Supervisory Board of CDM Pekao S.A.

Mr. Pawel Szymanski, 32 years old, graduate of Warsaw School of Economics, Master of Economy.

Professional career:

2003 - up to promotion	President of the Management Board of Brokerage House of Bank Handlowy
2000 - 2003	Director, EMEA, Chief of the Team for Analysis of the Polish Capital Market in Schroder Salomon Smith Barney, London
1997 - 2000	Capital Market Analyst, and later Deputy Director in Schroder Securities, London
1994 - 1996	Capital Market Analyst in Wood & Company, Warsaw

Courses & Trainings:

1994	Stockbroker licence (PL)

1997	FSA licence (UK)
2002	Series 7 licence (USA)

Other post:

2004 - up to promotion	Deputy President of the Brokerage Houses Chamber (IDM)
2004 - up to promotion	President of the Citiclub

Mr. Wojciech Heydel is currently acting as President of the Management Board of BP Polska; he has pledged that upon joining the Management Board of PKN ORLEN, he will not be involved in any activity that competes with PKN ORLEN; will not be a partner of any competing company; and will not be a member of any board of a competing incorporated company.

The remaining newly elected members of the Management Board are not involved in any activity that competes with PKN ORLEN; are not partners of any competitive company; and are not members of any board of a competitive incorporated company.

All of the newly elected members of the Management Board are not on the list of insolvent debtors, kept on record on the National Court Register Act.

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.	**PKN ORLEN SA SEC File 82-5036**
TIDM	POKD	
Headline	Re.: RAF-TRANS	
Released	15:42 06-Oct-04	
Number	7966D	

Regulatory announcement no 80/2004 dated 6th October 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") Central Europe's largest downstream oil company, hereby announces that on 29 September 2004 Rafineria Nafty Jedlicze S.A. sold to ORLEN Transport Krakow Sp. z o.o. 19,812 shares in RAF-TRANS Sp. z o.o. of a par value PLN 100 per share. The above shares represent 99.06% of the initial capital of RAF-TRANS Sp. z o.o. and the same number of votes at its shareholders' meeting. The transaction value equals PLN 1,406,652.

The remaining 0.94% stake in RAF-TRANS is owned by its present and previous employees.

PKN ORLEN owns 98.32% of the initial capital of ORLEN Transport Krakow and 75% of the initial capital of Rafineria Nafty Jedlicze.

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